5-1-02

SECURITI 02033949 MMISSION

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002.

THE WHARF (HOLDINGS) LIMITED
(Translation of Registrant's Name Into English)

16th Floor, Ocean Centre, Harbour City, Canton Road, Kowloon, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents Into English.

Reference is made to Rule 12b-12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Wharf (Holdings) Limited
(Registrant)

Date May 6, 2002

By [signature]
(Signature)[1]

Name: Wilson Chan
Title: Company Secretary

[1]Print the name and title of the signing officer under his signature.

THE WHARF (HOLDINGS) LIMITED

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of The Wharf (Holdings) Limited will be held in the Jade and Lotus Rooms, 6th Floor, The Marco Polo Hongkong Hotel, 3 Canton Road, Kowloon, Hong Kong, on Friday, 7th June, 2002 at 10:00 a.m. for the purpose of transacting the following ordinary business:-

(1) To receive and consider the Statement of Accounts and the Reports of the Directors and Auditors for the year ended 31st December, 2001.

(2) To declare a Final Dividend for the year ended 31st December, 2001.

(3) To re-elect retiring Directors.

(4) To appoint Auditors and authorise the Directors to fix their remuneration.

By Order of the Board
Wilson W. S. Chan
Secretary

Hong Kong, 30th April, 2002

Registered Office:
16th Floor, Ocean Centre,
Harbour City, Canton Road,
Kowloon,
Hong Kong

Notes:

(a) A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, in the event of a poll, to vote in his stead. A proxy need not be a member of the Company. In order to be valid, the form of proxy together with the power of attorney or other authority, if any, under which it is signed (or a notarially certified copy of that power of attorney or authority) must be deposited at the Company's registered office at 16th Floor, Ocean Centre, Harbour City, Canton Road, Kowloon, Hong Kong not less than 48 hours before the time appointed for the holding of the meeting or adjourned meeting.

(b) The Register of Members will be closed from Friday, 31st May, 2002 to Friday, 7th June, 2002, both days inclusive, during which period no transfer of shares of the Company can be effected. In order to qualify for the abovementioned Final Dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Registrars, Tengis Limited, at 4th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong, not later than 4:00 p.m. on Thursday, 30th May, 2002.

九龍倉集團有限公司

股東週年大會通告

茲通告： 九龍倉集團有限公司謹訂於二〇〇二年六月七日(星期五)上午十時假座香港九龍廣東道三號馬哥孛羅香港酒店六樓翡翠廳及蓮花廳召開股東週年大會，以商議下列普通事項：－

(一) 省覽及接納截至二〇〇一年十二月三十一日止年度的賬項及董事會與核數師報告書。

(二) 宣佈派發截至二〇〇一年十二月三十一日止年度的末期股息。

(三) 重選退任董事。

(四) 委任核數師及授權董事會釐訂其酬金。

承董事會命
秘書
陳永生
謹啟

香港 二〇〇二年四月三十日

註冊辦事處：
香港九龍廣東道
海港城海洋中心十六樓

附註：

(甲) 凡有資格出席本通告所召開的會議及於會上投票的股東，均可委派一名或以上的代表出席會議，及倘有書面表決時代其投票。代表人毋須為本公司股東。代表委任表格連同(倘表格由他人代簽而言)經簽署的授權書或其他授權文件或經由公證律師簽署以資證明的該等授權書或授權文件副本，最遲須於會議或續會舉行時間四十八小時前，送達香港九龍廣東道海港城海洋中心十六樓本公司註冊辦事處，方為有效。

(乙) 本公司將於二〇〇二年五月三十一日(星期五)至二〇〇二年六月七日(星期五)期間(首尾兩天包括在內)，暫停辦理本公司的股份登記過戶手續。凡欲獲派上述末期股息而尚未登記過戶者，須於二〇〇二年五月三十日(星期四)下午四時正前，將過戶文件連同有關股票，一併送達本公司的股份登記處，即位於香港中環夏慤道十號和記大廈四樓的登捷時有限公司，以辦理有關過戶手續。

IMPORTANT

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

THE WHARF (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability)

Directors:
Mr. Peter K. C. Woo, GBS, JP *(Chairman)*
Mr. Gonzaga W. J. Li *(Senior Deputy Chairman)*
Mr. Stephen T. H. Ng *(Deputy Chairman & Managing Director)*
Mr. Paul Y. C. Tsui *(Executive Director)*
Mr. David J. Lawrence *(Executive Director)*
* Mr. Robert H. Burns
* Mr. Vincent Fang
* Mr. Hans M. Jebsen, BBS
* Mr. Christopher P. Langley, OBE
Mr. Quinn Y. K. Law
Mr. K. H. Leung
* Professor Arthur K. C. Li, GBS, JP
Mr. Ian H. Melrose
Mr. T. Y. Ng
* Mr. James E. Thompson

(* Independent Non-executive Directors)

Registered Office:
16th Floor, Ocean Centre,
Harbour City, Canton Road,
Kowloon,
Hong Kong

30th April, 2002

To the Shareholders

Dear Sir or Madam,

EXTRAORDINARY GENERAL MEETING
GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES
AMENDMENTS TO ARTICLES OF ASSOCIATION

1. At the Annual General Meeting of The Wharf (Holdings) Limited (the "Company") held on 22nd May, 2001, ordinary resolutions were passed giving general mandates to directors of the Company (the "Directors") (i) to repurchase shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") of up to 10 per cent. of the issued share capital of the Company as at 22nd May, 2001; and (ii) to allot, issue and otherwise deal with shares up to a limit equal to (a) 20 per cent. of the shares of the Company in issue as at 22nd May, 2001, plus (b) (authorised by a separate ordinary resolution as required by the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules")) the nominal amount of any shares repurchased by the Company.

2. Under the terms of the Companies Ordinance and the Listing Rules, these general mandates will lapse at the conclusion of the Annual General Meeting for 2002, unless renewed at that meeting. Resolutions will be proposed at the extraordinary general meeting ("EGM") of the Company to be held in the Jade and Lotus Rooms, 6th Floor, The Marco Polo Hong Kong Hotel, 3 Canton Road, Kowloon, Hong Kong, on Friday, 7th June, 2002 at 10:10 a.m. to renew these mandates, and the Explanatory Statement required by the Listing Rules to be sent to shareholders in connection with the proposed repurchase mandate is set out in the Appendix to this document.

3. Following certain recent amendments to the Companies Ordinance and the Listing Rules and to keep in line with current corporate practices, the Directors also recommend to make corresponding amendments to the Company's Articles of Association ("Articles of Association") so as to offer flexibility for the Company to take advantage of the amendments whenever considered appropriate in the future. If the amendments to the Articles of Association are adopted, the Company will be able (subject to compliance with the requirements under the Companies Ordinance and the Listing Rules) to offer shareholders the choice to elect:

   (a) to receive summary financial reports of the Company (which are derived from and summarises the Annual Reports and Accounts and in such form as may be required by law from time to time) instead of the full version of Annual Reports and Accounts;

   (b) to be treated as having been sent a copy of either the summary financial reports or the Annual Reports and Accounts by having access to the version of those documents published on the Company's website; and

   (c) to receive various corporate communications to shareholders, including but not limited to annual and interim reports, circulars and notices of meeting, by electronic means and in English, Chinese or in both languages.

   The amendments are expected to result in cost savings to the Company. The summary financial reports, being more concise than the Annual Reports and Accounts, are expected to be more user-friendly for shareholders.

   Notwithstanding the passing of the special resolution amending the Articles of Association, shareholders will still have the right to choose to receive printed copies of the Annual Reports and Accounts.

4. Notice of the EGM is set out on pages 5 to 10 of this document. A blue form of proxy for use at the EGM is enclosed. Whether or not you intend to be present at the EGM, you are requested to complete the form of proxy and return it to the registered office of the Company in accordance with the instructions printed thereon not less than 48 hours before the time fixed for the holding of the EGM. Completion of the form of proxy and its return to the Company will not preclude you from attending, and voting at, the EGM if you so wish.

5. The Directors believe that the general mandates and the proposed amendments to the Articles of Association are in the interests of the Company and its shareholders. Accordingly, the Directors recommend you to vote in favour of all the relevant resolutions to be proposed at the EGM.

Yours faithfully,
Peter K. C. Woo
Chairman

APPENDIX

EXPLANATORY STATEMENT

The following is the Explanatory Statement required to be sent to shareholders under the Listing Rules in connection with the proposed general mandate for repurchase of shares and also constitutes the Memorandum required under section 49BA of the Companies Ordinance. References in this Statement to "Share(s)" mean ordinary share(s) of HK$1.00 each in the capital of the Company:-

(i) It is proposed that the general repurchase mandate will authorise the repurchase by the Company of up to 10 per cent. of the Shares in issue at the date of passing the resolution to approve the general repurchase mandate. As at 23rd April, 2002, being the latest practicable date for determining such figures, the number of Shares in issue was 2,447,434,629 Shares. On the basis of such figures (and assuming no further Shares will be issued or repurchased after 23rd April, 2002 and up to the date of passing such resolution), exercise in full of the general repurchase mandate would result in the repurchase by the Company of up to 244,743,462 Shares.

(ii) The Directors believe that the general authority from shareholders to enable repurchase of Shares is in the interests of the Company and its shareholders. Repurchases may, depending on the circumstances, result in an increase in net assets and/or earnings per Share. The Directors are seeking the grant of a general mandate to repurchase Shares to give the Company the flexibility to do so if and when appropriate. The number(s) of Shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time having regard to the circumstances then pertaining.

(iii) The funds required for any repurchase would be derived from the distributable profits of the Company legally available for such purpose in accordance with the Company's constitutive documents and the laws of Hong Kong.

(iv) There could be an adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its most recent audited accounts for the year ended 31st December, 2001 being forwarded to all shareholders together with this circular letter) in the event that the general repurchase mandate were exercised in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the general repurchase mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital of the Company or the gearing level which in the opinion of the Directors is from time to time appropriate for the Company.

(v) There are no Directors or (to the best of the knowledge of the Directors, having made all reasonable enquiries) any associates (as defined in the Listing Rules) of the Directors of the Company who have a present intention, in the event that the general repurchase mandate is granted by shareholders, to sell Shares to the Company.

(vi) The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make purchases pursuant to the general repurchase mandate in accordance with the Listing Rules and the laws of Hong Kong.

(vii) The Directors are not aware of any consequences which would arise under the Hong Kong Code on Takeovers and Mergers (the "Takeover Code") as a consequence of any purchases pursuant to the general repurchase mandate. However, if as a result of a repurchase of Shares a shareholder's proportionate interest in the voting rights of the Company increases, such increase would be treated as an acquisition for the purposes of the Takeover Code. Accordingly, a shareholder or group of shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeover Code.

(viii) No purchase has been made by the Company of Shares in the six months prior to the latest practicable date before the printing of this document.

(ix) No connected persons (as defined in the Listing Rules) of the Company have notified the Company of a present intention to sell Shares to the Company and no such persons have undertaken not to sell Shares to the Company in the event that the general repurchase mandate is granted by shareholders.

(x) The highest and lowest prices at which Shares were traded on the Stock Exchange in each of the previous twelve months are as follows:

	Highest (HK$)	Lowest (HK$)
April 2001	20.35	17.35
May 2001	19.45	17.55
June 2001	19.35	16.20
July 2001	17.65	16.05
August 2001	17.85	15.45
September 2001	16.15	11.60
October 2001	16.00	13.00
November 2001	17.35	14.20
December 2001	19.10	16.55
January 2002	19.30	16.75
February 2002	17.75	16.10
March 2002	18.70	16.90

THE WHARF (HOLDINGS) LIMITED

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Shareholders of The Wharf (Holdings) Limited will be held in the Jade and Lotus Rooms, 6th Floor, The Marco Polo Hongkong Hotel, 3 Canton Road, Kowloon, Hong Kong, on Friday, 7th June, 2002 at 10:10 a.m. (or so soon thereafter as the Annual General Meeting of the Company convened for the same date and place shall have been concluded or adjourned) for the purpose of considering and, if thought fit, passing with or without modification the following resolutions of which resolutions number (1) to (3) will be proposed as ordinary resolutions and resolution number (4) will be proposed as a special resolution:-

ORDINARY RESOLUTIONS

(1) **"THAT:**

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(aa) the conclusion of the next Annual General Meeting of the Company;

(bb) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(cc) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

(2) **"THAT:**

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) any executive or employee share option or incentive scheme, or (ii) a Rights Issue, or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of:

(aa) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution; plus

(bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution),

and the said approval shall be limited accordingly; and

(d) *for the purposes of this Resolution:*

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(aa) the conclusion of the next Annual General Meeting of the Company;

(bb) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(cc) the revocation or variation of the approval given under this Resolution by ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares, or an offer of warrants, options or other securities giving rights to subscribe for shares, open for a period fixed by the Company or by the Directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

(3) "THAT the general mandate granted to the Directors of the Company to exercise the powers of the Company to allot, issue and deal with any additional shares of the Company pursuant to ordinary resolution (2) set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to ordinary resolution (1) set out in the notice convening this meeting, provided that such extended amount shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution."

SPECIAL RESOLUTION

(4) "**THAT** the Articles of Association of the Company be hereby amended as follows:-

(a) by the deletion of the definition of '"writing" and "written"' in Article 2 and the substitution therefor of the following new definition:

'"writing" and "written" shall include writing, printing, lithography, photography, typewriting and every other mode of representing words or figures in a legible and non-transitory form (including telex and facsimile transmission but excluding communication in electronic form);';

(b) by adding the following definitions immediately after the definition of "the Ordinance" in Article 2:

'"the Listing Rules" shall mean the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and any amendments thereto for the time being in force;'

'"electronic form" shall mean any electronic, digital, electrical, magnetic or other retrievable form or medium (whether having physical substance or not);';

(c) by adding the words 'or in such other form (including without limitation electronic form and by way of publication on the Company's website or computer network) and language(s) as may from time to time be permitted under applicable laws and the Listing Rules' after the phrase 'in writing' in Article 20;

(d) by adding the words 'or in such other form (including without limitation electronic form and by way of publication on the Company's website or computer network) and language(s) as may from time to time be permitted under applicable laws and the Listing Rules,' after the phrase 'in writing' in Article 34;

(e) by adding the words 'or in such other form (including without limitation electronic form and by way of publication on the Company's website or computer network) and language(s) as may from time to time be permitted under applicable laws and the Listing Rules' after the phrase 'in writing' wherever such phrase appears in Article 66;

(f) by the deletion of Article 164 and the substitution therefor of the following new Article:-

'164. (A) The Board shall from time to time in accordance with the provisions of the Ordinance cause to be prepared and laid before the Company in general meeting such profit and loss accounts, balance sheets, group accounts (if any) and reports as are required by the Ordinance.

(B) Every balance sheet of the Company shall be signed pursuant to the provisions of the Ordinance, and a copy of every balance sheet (including any such document(s) which under the applicable provisions of the Ordinance are required to be annexed thereto) and profit and loss account, the full version of which is to be laid before the Company in general meeting, together with a copy of the Directors' report and a copy of the Auditors' report, shall not less than twenty-one days before the date of the meeting, be sent or made available to every member of, and every holder of debentures of, the Company and every person registered under Article 44 and every other person entitled to receive notices of general meetings of the Company, provided that this Article shall not require a copy of those documents to be sent or made available (i) to any person of whose address the Company is not aware; (ii) to more than one of the joint holders of any shares or debentures; (iii) in the case of joint holders of any shares or debentures some of whom are and some of whom are not entitled to receive notices of general meetings of the Company, to those who are not so entitled; or (iv) to any holder of shares or debentures or any other person who is entitled to receive notices of general meetings of the Company, if the Company has sent or otherwise made available to such person a copy of the summary financial report in such form (including without limitation electronic form and by way of publication on the Company's website or computer network) and language(s) as may from time to time be permitted under the applicable provisions of the Ordinance.';

(g) by the deletion of Articles 168 to 171 and the substitution therefor of the following new Articles:-

'168. (A) Any notice or document to be given or issued by the Company shall be in writing or in such other form (including without limitation electronic form and by way of publication on the Company's website or computer network) and language(s) as may from time to time be permitted under applicable laws and the Listing Rules, and may be served by the Company on the recipient either personally or by sending it or making it available to such person by any such means and in such form and language(s) as may from time to time be permitted under applicable laws and the Listing Rules, or (in the case of a notice) by advertisement "published in the newspaper" as defined in the Listing Rules.

(B) In the case of joint holders of a share, all notices shall be given or made available by the Company by such means and in such form (including without limitation electronic form and by way of publication on the Company's website or computer network) and language(s) as may from time to time be permitted under applicable laws and the Listing Rules, to that one of the joint holders whose name stands first in the Register and notice so given shall be sufficient notice to all the joint holders.

169. Where a notice or document is sent through the post to any member, such notice or document shall be sent to such member at his address as appearing in the Register. No member shall be entitled to require the Company to serve notices on him or send documents to him by any other means or to any other address other than the address as shown for the time being in the Register save and unless otherwise provided herein or as may at any time and from time to time be so arranged by the Company with the written consent of the relevant member pursuant to applicable laws and the Listing Rules. A member from whom the Company has not received any notice of his registered address shall be deemed to have received any notice which shall have been displayed at the Registered Office of the Company and shall have remained there for the period of twenty-four hours and such notice shall be deemed to have been received by such member on the day following that on which it shall have been first so displayed. Where a notice or document is sent or made available to any member in electronic form, it shall be transmitted to the electronic address or computer network or website supplied by him to the Company for the giving of notice or delivery of document from the Company to him to the extent permitted by, and in accordance with, applicable laws and the Listing Rules.

170. Any notice or document if sent by post by the Company shall be deemed to have been served on the day following that on which the envelope or wrapper containing the same is posted in Hong Kong and in proving such service it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly prepaid, addressed and posted and a certificate in writing signed by the Secretary or other person appointed by the Board that the envelope or wrapper containing the notice or document was so addressed and posted shall be conclusive evidence thereof. Any notice or document if sent or otherwise made available by the Company by electronic means or in electronic form (including where applicable by way of publication on the Company's website or computer network) shall be deemed to have been duly sent or made available at the time of transmission or as the case may be at the time when notice of publication on the Company's website or computer network is given to the recipient; and in proving such transmission, publication or giving of notice thereof, a certificate in writing signed by the Secretary or other person appointed by the Board as to the act and time of such transmission, publication or giving of notice thereof, shall be conclusive evidence thereof.

171. A notice or document may be given or otherwise made available by the Company to the person entitled to a share in consequence of the death, mental disorder or bankruptcy of a member by sending it through the post in a prepaid letter, envelope or wrapper addressed to him by name, or by the title of representative of the deceased, or trustee of the bankrupt, or by any like description, at the address, if any, supplied for the purpose by the person claiming to be so entitled, or by any such means and in such form (including without limitation electronic form and by way of publication on the Company's website or computer network) and language(s) as may from time to time be permitted under applicable laws and the Listing Rules, or (until an address has been so supplied by him) by giving the notice or document in any manner in which the same might have been given if the death, mental disorder or bankruptcy had not occurred.';

(h) by the deletion of Article 173 and the substitution therefor of the following new Article:-

'173. Any notice or document delivered or sent by post to or left at the registered address of any member, or made available (by such means or in such form (including without limitation electronic form and by way of publication on the Company's website or computer network) and language(s) as may from time to time be permitted under applicable laws and the Listing Rules in pursuance of these presents, shall notwithstanding that such member be then deceased or bankrupt and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any registered shares whether held solely or jointly with other persons by such member until some other person be registered in his stead as the holder or joint holder thereof, and such service, delivery or other act which is treated under the Ordinance as being as valid and effectual as service or delivery shall for all purposes of these presents be deemed a sufficient service of such notice or document on his personal representatives and all persons (if any) jointly interested with him in any such shares.';

(i) by adding the following Article 173A immediately after Article 173:

'173A. Where a person has in accordance with applicable laws, rules and regulations consented to receive notices and other documents from the Company in the English language only or the Chinese language only but not both, it shall be sufficient for the Company to serve on or deliver or make available to him any notice or document in such language only in accordance with these presents unless and until there is a notice of revocation or amendment of such consent given or deemed to have been given by such person to the Company in accordance with applicable laws, rules and regulations which shall have effect in respect of any notice or document to be served on or delivered to such person subsequent to the giving of such notice of revocation or amendment.'

with the following marginal note:

'Choice of language.'; and

(j) by adding the words 'or made in electronic form' after the word 'printed' in Article 174."

By Order of the Board
Wilson W. S. Chan
Secretary

Hong Kong, 30th April, 2002

Registered Office:
16th Floor, Ocean Centre,
Harbour City, Canton Road,
Kowloon,
Hong Kong

Notes:

(a) A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, in the event of a poll, to vote in his stead. A proxy need not be a member of the Company. In order to be valid, the form of proxy together with the power of attorney or other authority, if any, under which it is signed (or a notarially certified copy of that power of attorney or authority) must be deposited at the Company's registered office at 16th Floor, Ocean Centre, Harbour City, Canton Road, Kowloon, Hong Kong, not less than 48 hours before the time appointed for the holding of the meeting or adjourned meeting.

(b) With reference to the Ordinary Resolution proposed under item (2) above, the Directors wish to state that they have no immediate plans to issue any new shares of the Company pursuant to the mandate to be given thereunder, other than under the executive share incentive scheme from time to time adopted by the Company.

註冊辦事處：
香港九龍廣東道
海港城海洋中心十六樓

附註：

(甲)　凡有資格出席本通告所召開的會議及於會上投票的股東，均可委派一名或以上的代表出席會議，及倘有書面表決時代其投票。代表人毋須為本公司股東。代表委任表格連同(倘表格由他人代簽而言)經簽署的授權書或其他授權文件或經由公證律師簽署以資證明的該等授權書或授權文件副本，最遲須於會議或續會舉行時間四十八小時前，送達香港九龍廣東道海港城海洋中心十六樓本公司註冊辦事處，方為有效。

(乙)　關於上述第二項的普通決議案，董事會茲聲明除根據本公司在任何時間的已獲採納的行政人員認股獎勵計劃而須予發行的股份外，彼等暫無計劃按照該決議案所賦予的權力發行任何新股份。

九龍倉集團有限公司
二〇〇二年四月三十日

171. 本公司可向因股東去世、精神失常或破產而對股份享有權利的人士以預付郵資形式，書明彼之本人姓名、或已逝世人士的代表、或破產信託人或任何類似的人士作收件人以發出或發送通告或文件至該聲稱有資格人士所提供的地址(倘有)、或根據當時適用的法例及上市規則所批准的任何途徑及形式(包括但不限於電子形式及於本公司網站或電腦網絡登載的方式)及語言發出或發送任何通告或文件，或按猶如沒有出現逝世、精神失常或破產的情況所會沿用的原有形式(直至彼另行提供地址)發送通告或文件。」；

(辛) 刪除第173條細則並以如下條文代替：

「173. 任何本公司以郵遞方式送遞或發送或交往任何股東的登記地址，或根據本章程細則適用的法例及上市規則所批准的任何途徑或形式(包括但不限於電子形式及於本公司網站或電腦網絡登載的方式)及語言發出的通告或文件，即使該股東在當時已逝世或破產及不論本公司是否已接獲有關其逝世或破產的通知，均被視為已向該股東有效送達以其個人名義登記或與其他人聯名登記的任何股份，直至有其他人士代彼登記為登記股份的持有人或聯名持有人為止。任何此等為根據條例被當作猶如送達或送遞般有效及具效力的送達、送遞或其他行為，概據本章程細則內文的所有意義而言被視作已向彼之個人代表及全部與彼共同持有任何該等股份的權益的人士(倘有)發出充份的送遞。」；

(壬) 在緊接第173條細則後加入如下第173A條細則：

「173A. 倘任何人士按照適用的法例、規則及規定已予以同意只收取本公司通告及其他文件的英文或中文版本的其中一種(而不需兩者兼收)，本公司按本章程細則所規定向該名人士送達或送遞或發送該種語言文本的通告或文件即已足夠，除非該人士已按適用法例、規則及規定向本公司發出或被視作已發出取消或修改其同意的通知及直至該時為止，而有關通知乃為對任何將送達或送遞予該人士的通告或文件在發出該取消或修改通告後有所影響者。」

另加如下旁註：

「語言的選擇」；及

(癸) 於第174條細則內「印刷」一詞後加入「或以電子形式發出」。」

承董事會命
秘書
陳永生
謹啟

香港　二〇〇二年四月三十日

收取本公司週年大會通知的人士(任何股份或債券的聯名持有人可分為有資格收取及無權收取本公司股東大會通告的人士)；或(iv)任何股份或債券持有人或任何其他有資格收取本公司股東大會通告的人士(倘彼等已獲本公司根據當時適用的法例所批准的任何形式(包括但不限於電子形式及於本公司網站或電腦網絡登載的方式)及語言將一份財務摘要報告副本送遞)」；

(庚) 刪除第168至171條細則並以如下新條文代替：

「168. (A) 任何本公司發出或發送的通告或文件須為書寫形式或為根據當時適用的法例及上市規則所批准的任何形式(包括但不限於電子形式及於本公司網站或電腦網絡登載的方式)及語言，而由本公司送遞予收件人的形式則可為送遞給該人或根據當時適用的法例及上市規則所批准的任何途徑、形式及語言，或(如屬通告)按上市規則所指定以「報章刊發」的廣告形式送遞或發送予該人士；

(B) 如屬聯名股東，所有通告須由本公司根據當時適用的法例及上市規則所批准的任何形式(包括但不限於電子形式及於本公司網站或電腦網絡登載的方式)及語言發出或發送予股東名冊上排名首位的聯名股東，而有關通告發送後，將被視為已向所有聯名股東給予充份通知。

169. 倘通告或文件是以郵遞方式寄發予任何股東，則此通告或文件須送達予此股東於名冊上的地址。除本章程細則另有訂明或本公司於任何時候及根據當時適用法例及上市規則收到有關股東的書面同意外，任何股東均無權要求本公司以任何其他途徑向其發送通告或送遞文件，或發送通告或送達文件至當時登記冊上並無登錄的地址。若本公司並無自任何股東收到任何有關其登記地址的通知，有關股東即被視作已收到張貼於本公司註冊辦事處內的任何通告。此通告將持續張貼於本公司註冊辦事處內二十四小時，而此股東於此通告張貼首日的翌日即被視作已收到此通告。倘通告或文件是以電子形式送達或發送予任何股東，則須按照適用法例及上市規則所規定及批准的方式傳送至該名股東向本公司提供用以發送通告或送遞文件的電子地址或電腦網絡或網站。

170. 任何本公司通告或文件倘以郵遞方式寄發，於載有該通告或文件的信封或封套於香港寄出翌日即被視作已經送達，而就此寄發的證明而言，能證明載有該通告或文件的信封或封套已妥為預付郵費、註明地址及投遞，即可作為有關通告及文件已送達的充份證明。經本公司秘書或董事會委任的其他人士簽署，有關載有該通告或文件的信封或封套已註明地址及投遞的書面證明，即為送達的確證。任何通告或文件倘以電子途徑或以電子形式(包括於本公司網站或電子網絡登載(如適用))送達或發送，於傳送時或於某些情況下在向收件人發出瀏覽本公司網頁或電腦網絡上的登載的通知時即被視為已有效送達或發送。經本公司秘書或董事會委任的其他人士簽署，有關傳送、登載或發出通告的行為及時間的書面證明，即為送達的確證。

特別決議案

(四)「茲議決本公司章程細則將作出以下修訂：

(甲) 刪除第2條細則內有關『書面』的定義，並以如下新定義代替：

「『書面』包括書寫、印刷、平版印刷、照片、打字及任何其他可代表文字或數字的形式，全皆須為清晰及非短暫存在的形式(包括電報及傳真，惟不包括以電子形式通訊)；」；

(乙) 在緊接第2條細則有關『條例』的定義後，加入如下定義：

「『上市規則』乃指香港聯合交易所有限公司證券上市規則及於當時有效的修訂條文；」

「『電子形式』乃指任何電子、數碼、電流、磁性或其他可供擷取方式或媒介(不論是否實體)；」；

(丙) 於第20條細則內「書面」一詞後加入「或根據當時適用的法例及上市規則所批准的任何其他形式(包括但不限於電子形式及於本公司網站或電腦網絡登載的方式)及語言」等字；

(丁) 於第34條細則內「書面」一詞後加入「或根據當時適用的法例及上市規則所批准的任何其他形式(包括但不限於電子形式及於本公司網站或電腦網絡登載的方式)及語言」等字；

(戊) 於第66條細則內每當出現「書面」一詞皆在其後加入「或根據當時適用的法例及上市規則所批准的任何其他形式(包括但不限於電子形式及於本公司網站或電腦網絡登載的方式)及語言」等字；

(己) 刪除第164條細則並以如下新條文代替：

「164. (A) 董事會須不時遵照條例的規定，安排準備及於本公司股東大會提呈根據條例所規定的損益賬、資產負債表、集團賬項(倘有)及報告。

(B) 本公司的每份資產負債表須根據條例的規定簽署，其詳盡版本須於本公司股東大會提呈的每份資產負債表及損益表(包括任何根據條例所適用的規定須附連的文件)，連同董事會與核數師報告書副本，須最遲於開會日的二十一日之前送達或發送予每位本公司股東及債券持有人，及每位根據第 44 條細則已予註冊的人士及每位有資格收到本公司股東大會通告的其他人士，惟本細則並無規定該等文件的副本須送達或發送予(i)本公司不知悉其地址的任何人士；(ii)任何股份或債券超過一名以上的聯名持有人；(iii)無權

(丙) 本公司董事會依據上述(甲)段的批准而配發或有條件或無條件同意配發(不論依據認購權或其他形式而配發)的股本面值總額(惟無論按照(i)供股權的發行，或(ii)依據本公司章程細則用以代替本公司全部或部份股息所進行的任何以股代息的股份配發或其他類似安排，此兩類形式中任何一類所配發的股份的面值額則皆不計在內)，不得超過：

(1) 本決議案獲通過當日的本公司已發行股本面值總額 20%；另加

(2) (倘董事會獲本公司股東根據一項獨立的普通決議案授權)本公司於本決議案獲通過後所購回的本公司股本面值額(以本決議案獲通過當日的本公司已發行股本面值總額10%為限)，

而上述批准因而須受此限制；及

(丁) 就本決議案而言：

「有關期間」指由本決議案獲通過之時起至下列三項情況最早者為止的期間：

(1) 本公司下屆股東週年大會結束時；

(2) 法例規定本公司須舉行下屆股東週年大會的期限屆滿時；及

(3) 於股東大會上通過普通決議案，對本決議案所給予的權力作出撤銷或修訂；及

「供股權的發行」指依照指定的記錄日期，向於當日股東登記冊上所載的股東或任何級別股份的持有人，按彼等當時持有該等股份或任何級別股份的比例訂定配額，以分配可於經本公司或本公司董事會訂定的期限內行使的認購股份或認股權證、認購權或其他證券的權利的有關發行(本段文中所述的按持股比例訂定配額，或涉及受香港以外任何地區的(i)法律，與(ii)任何認可的管理機構或任何交易所，此兩者中任何其一所規定的限制或責任所影響的配額時，本公司董事會可按其認為必要或屬權宜的形式，例外地將該等配額予以撤銷或另作安排，而涉及的有關發行)。」

(三) 「**茲議決**批准本公司董事會按照本大會通告內第二項普通決議案，行使本公司權力以配發、發行及處理本公司任何額外股份所據的一般性授權令擴大，在其內加入本公司獲本大會通告內第一項決議案授權而予以購回的本公司股本面值總額，惟此擴大額不得超過本決議案獲通過當日本公司的已發行股本面值總額10%。」

九龍倉集團有限公司
二〇〇二年四月三十日

九龍倉集團有限公司

股東特別大會通告

茲通告：　九龍倉集團有限公司謹訂於二〇〇二年六月七日(星期五)上午十時十分(或延至同日及同地召開的本公司股東週年大會結束或休會後)，假座香港九龍廣東道三號馬哥孛羅香港酒店六樓翡翠廳及蓮花廳舉行股東特別大會，以考慮及酌情通過(不論會否作出修訂)下列各項決議案(第一至三項決議案將以普通決議案形式提呈動議，第四項決議案將以特別決議案形式提呈動議)：

普通決議案

(一)「茲議決：

(甲) 在須受下文(乙)段的限制下，一般性及無條件批准本公司董事會於有關期間行使本公司有關購買本公司股本內的股份的一切權力；

(乙) 根據上文(甲)段的批准，可於香港聯合交易所有限公司或獲香港證券及期貨事務監察委員會與香港聯合交易所有限公司根據股份購回守則所認可的其他證券交易所購買的股份，其面值總額不得超過在本決議案獲通過當日的本公司已發行股本面值總額 10%，而上述批准因而須受限制；及

(丙) 就本決議案而言，「有關期間」指由本決議案獲通過之時起至下列三項情況最早者為止的期間：

(1) 本公司下屆股東週年大會結束時；

(2) 法例規定本公司須舉行下屆股東週年大會的期限屆滿時；及

(3) 於股東大會上通過普通決議案，對本決議案所授予的權力作出撤銷或修訂。」

(二)「茲議決：

(甲) 在須受(丙)段的限制下，一般性及無條件批准本公司董事會於有關期間內行使本公司有關配發、發行及處理本公司股本中的額外股份的全部權力，以及訂立或發出會涉及行使該等權力的建議、協議及認購權；

(乙) (甲)段的批准包括授權本公司董事會於有關期間內訂立或發出會涉及於有關期間屆滿後方行使該等權力的建議、協議及認購權；

(七) 據各董事所知悉，行使一般性回購授權令購買股份將不會引致任何與香港公司收購及合併守則(「收購守則」)有關的後果，但若回購股份導致任何一位股東就本公司投票權所佔的比例權益有所增加時，則就收購守則而言，是項權益增加將被視作等同增購股份論。因此，一名或一批一致行動的股東或會因而取得或鞏固對本公司的控制權，並變為須遵照收購守則第 26 條作出強制要約。

(八) 於本文件最後實際可行的付印日期之前六個月內，本公司並無購買本身股份。

(九) 目前並無任何本公司的關連人士(按上市規則所界定)曾向本公司作出通知，倘股東授予該項一般性回購授權令後，有意將公司股份售予本公司，亦無任何上述人士曾承諾不會將公司股份售予本公司。

(十) 以下為本公司股份於過去十二個月內每月在聯交所錄得的最高與最低成交價：

	最高(港元)	**最低(港元)**
二〇〇一年四月	20.35	17.35
二〇〇一年五月	19.45	17.55
二〇〇一年六月	19.35	16.20
二〇〇一年七月	17.65	16.05
二〇〇一年八月	17.85	15.45
二〇〇一年九月	16.15	11.60
二〇〇一年十月	16.00	13.00
二〇〇一年十一月	17.35	14.20
二〇〇一年十二月	19.10	16.55
二〇〇二年一月	19.30	16.75
二〇〇二年二月	17.75	16.10
二〇〇二年三月	18.70	16.90

說　明　文　件

茲將上市規則規定須送呈各股東有關建議中購回股份的一般性授權令的說明文件載列於下，此文件亦為公司條例第49BA條所規定發出的備忘錄。在本文件內，「公司股份」一辭乃指本公司股本中每股面值港幣1.00元的普通股：

(一) 現建議一般性回購授權令所授權本公司購回的股份數目，不得超過一般性回購授權令決議案通過當日已發行股份的10%。於二〇〇二年四月二十三日，即決定上述數字的最後實際可行日期，已發行公司股份數目為2,447,434,629股。根據該項數字(並假設由二〇〇二年四月二十三日至該決議案獲通過當日止，本公司不會發行或購回額外股份)，全面行使一般性回購授權令將使本公司可購回最多不超逾244,743,462股股份。

(二) 董事會相信股東授予一般性權力以回購股份乃合符本公司及其股東的利益。回購股份可能(視乎情況而定)導致每股公司股份的淨資產及／或盈利增加。董事會正尋求獲得購回股份的一般性授權令，以使本公司可在適當時候靈活作出股份購回行動。在任何情況下所購回的公司股份數目、作價及其他條款將由董事會在有關時間就當時的情況作出決定。

(三) 任何股份回購所需的資金，將遵照本公司的法規文件及香港法律，從可供該用途合法使用的本公司可分配盈利中撥出。

(四) 倘若於建議的股份回購期間內的任何時間將一般性回購授權令作出全面行使，或會對本公司的營運資金或負債情況造成負面影響(相對連同本通函一併送呈各股東的本公司截至二〇〇一年十二月三十一日止年度的最近期經審核賬項所披露的狀況而言)。惟就行使該一般性回購授權令而言，董事會並不擬過度行使，致使在有關情況下，對本公司的營運資金或負債水平造成董事會認為於當時對本公司屬不恰當的重大負面影響。

(五) 現時並無任何董事或(根據各董事作出一切合理查詢後盡可能知悉)其任何聯繫人等(定義見上市規則)有意於該一般性回購授權令獲股東賦授後將本公司股份售予本公司。

(六) 董事會已向聯交所承諾於按照一般性回購權令行使本公司購回股份的權力時，將遵照上市規則及香港法律進行。

加(2)(已根據聯交所的證券上市規則(「上市規則」)通過另一項普通決議案而獲批准)本公司任何已購回股份的面值額。

二、根據公司條例及上市規則條款，除非此等一般性授權令在二〇〇二年度的股東週年大會上再獲股東賦授，否則此等授權令將於該大會結束時失效。本公司將在二〇〇二年六月七日(星期五)上午十時十分假座香港九龍廣東道三號馬哥孛羅香港酒店六樓翡翠廳及蓮花廳舉行的股東特別大會(「特別大會」)上提呈再賦授此等授權令的決議案，而上市規則規定須送呈各股東有關回購授權令建議的說明文件則載於本文件的附錄中。

三、繼公司條例及上市規則最近作出若干修訂後，及為與現行的一般企業則例看齊，董事會並建議對本公司組織章程細則(「章程細則」)作出相應修訂，以便日後在認為恰當時可憑藉該等修訂所賦予的靈活性而得以受惠。若該等章程細則修訂獲通過，本公司將能(須符合公司條例及上市規則的規定)為各股東提供以下的選擇：

(甲) 收取本公司的財務摘要報告(該摘要報告乃摘錄自年報及賬項，並以當時法律規定的形式報告)，以代替年報及賬項的詳盡版本；

(乙) 瀏覽在本公司網站登載的報告文件，即被視作已獲送遞相關的財務摘要報告或年報及賬項的副本；及

(丙) 以電子形式收取各種致股東的公司通訊(包括但不限於年報及中期報告書、通函及會議通告)的英文文本、中文譯本或中英文兩種文本。

該等修訂預計能節省本公司成本，財務摘要報告(相比年報及賬項而言簡潔)預計可令各股東較易閱覽。

儘管通過修訂章程細則的特別決議案，各股東仍有權選擇收取年報及賬項的印刷文本。

四、特別大會通告載於本文件第五至第十頁，並隨件附上適用於該特別大會的藍色代表委任表格乙份。無論　閣下擬出席特別大會與否，均請按照代表委任表格上印列的指示將表格填妥，並於大會指定舉行時間四十八小時前送達本公司的註冊辦事處。閣下將代表委任表格填妥及交回本公司後，若有此意願，則仍可親自出席特別大會及於會上投票。

五、董事會相信該等一般性授權令及章程細則的修訂建議均合符本公司及其股東的利益，故建議　閣下投票贊成所有將在特別大會上提呈的有關決議案。

此致

列位股東　台照

主席
吳光正
謹啟

二〇〇二年四月三十日

重 要 文 件

(此中文譯本只供參考，內容以英文本為準)

香港聯合交易所有限公司對本通告的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通告全部或任何部份內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

九 龍 倉 集 團 有 限 公 司

(於香港註冊成立的有限公司)

董事會：
吳光正先生 *(主席)*
李唯仁先生 *(高級副主席)*
吳天海先生 *(副主席兼常務董事)*
徐耀祥先生 *(執行董事)*
羅大衛先生 *(執行董事)*
* 羅拔賓士先生
* 方剛先生
* 捷成漢先生
* 林紀利先生
羅義坤先生
梁啟亨先生
* 李國章教授
馬樂思先生
吳梓源先生
* James E. Thompson 先生

(*獨立非執行董事)

註冊辦事處：
香港九龍廣東道
海港城海洋中心十六樓

敬啟者：

股東特別大會
有關購回股份及發行股份的一般性授權令
修訂章程細則

一、於二〇〇一年五月二十二日舉行的九龍倉集團有限公司(「本公司」)股東週年大會上，各股東通過數項普通決議案，批准賦予本公司董事(「董事會」)數項一般性授權令以(甲)在香港聯合交易所有限公司(「聯交所」)購回最多可達本公司於二〇〇一年五月二十二日的已發行股本的10%；及(乙)配發、發行及以其他方式處理本公司股份，惟不得超逾(1)本公司於二〇〇一年五月二十二日的已發行股份的20%，另



THE WHARF (HOLDINGS) LIMITED

WHARF

Established 1886

ANNUAL REPORT 2001

About the cover

The Apple Countdown at Times Square on New Year's Eve has become a Hong Kong landmark event since its debut in 1993. Every year, more than 50,000 people gathered at the complex to celebrate the arrival of the new year.

CONTENTS




CITY 海港城
時代廣場
TIMES SQUARE
TAXI


Modern Terminals
MITSUBISHI
S.W.L. 40LT

The Wharf (Holdings) Limited, founded in 1886, is strategically focused on Hong Kong and China. Driven by strong recurrent earnings and value creation opportunities originating from its flagship property at Kowloon Point, it is complemented by major investments in CME (communications, media and entertainment) and Logistics (container and sea/air terminals).

Core brands including **Harbour City, Times Square, i-CABLE Communications, Wharf New T&T** and **Modern Terminals** make up 90 per cent of the Group's business assets. Development of these core brands will steer the Group's future investments in Hong Kong and China.

CORPORATE INFORMATION

Board of Directors
Mr Peter K C Woo, GBS, JP, *Chairman*
Mr Gonzaga W J Li, *Senior Deputy Chairman*
Mr Stephen T H Ng, *Deputy Chairman & Managing Director*
Mr Paul Y C Tsui, *Executive Director*
Mr David J Lawrence, *Executive Director*
Mr Robert H Burns*
Mr Vincent Fang*
Mr Hans M Jebsen, BBS*
Mr Christopher P Langley, OBE*
Mr Quinn Y K Law
Mr K H Leung
Professor Arthur K C Li, GBS, JP*
Mr Ian H Melrose
Mr T Y Ng
Mr James E Thompson*

* *Independent Non-executive Directors*

Secretary
Mr Wilson W S Chan, FCIS

Auditors
KPMG

Principal Banker
The Hongkong and Shanghai Banking Corporation Limited

Registrars
Tengis Limited
4th Floor, Hutchison House, 10 Harcourt Road,
Central, Hong Kong

Registered Office
16th Floor, Ocean Centre, Harbour City, Canton Road,
Kowloon, Hong Kong
Telephone : (852) 2118 8118
Fax : (852) 2118 8018
Website: www.wharfholdings.com


CME
(Communications, Media
and Entertainment)
Wharf Communications Limited
Stephen Ng
Chairman & Chief Executive Officer
有線寬頻 i-CABLE
Wharf NewT&T
CABLE TV
有線電視
COL
Better Business Solutions

WHARF

Established 1886

Peter Woo
Chairman

PROPERTY

Wharf Estates Limited

- **Property Development Division**
  - **David Lawrence** — *Executive Director Wharf Estates Limited*
- **Estate Division** — HARBOUR CITY 海港城
  - **Doreen Lee** — *Director & General Manager*
- **Estate Division** — 時代廣場 TIMES SQUARE
  - **K C Leung** — *Director & General Manager*

CHINA

Wharf China Limited

Gonzaga Li
Chairman & Chief Executive

- **Logistics** — Modern Terminals
  - **Erik Christensen** — *Managing Director*
- **Property** — Wharf Estates China Limited
- **Hotels** — Marco Polo Hotel Group
  - **Michael Kalyk** — *President*

CHAIRMAN'S LETTER

To our shareholders,

Creating Value

To understand the Wharf Group, it is important to understand its five core assets and the Group's ability to create increasing value for its shareholders over time.

These five core assets — **Harbour City**, **Times Square**, **Modern Terminals**, **i-CABLE** and **Wharf New T&T** — have become firmly established brands in Hong Kong. **Times Square** and **Modern Terminals** are now building their names in China.

Over the past 20 years, the Wharf Group has continually invested and reinvested in its property and logistics holdings and seized opportunities to enter the important new (at the time) field of communications, media and entertainment (CME). The value of the Group's business assets has grown by over 20 times in the past two decades.

☐ By optimizing and redeveloping certain parts of **Harbour City**, total square footage has grown by over 40 per cent since early 1980s to today's 8.29 million square feet, more than triple the size of a Manhattan midtown city block. As a result, **Harbour City** has critical mass in the Tsimshatsui area and now accounts for 50 per cent of the Group's business assets.

☐ An old tram depot in Causeway Bay was redeveloped into today's highly valuable **Times Square**. Accounting for almost 20 per cent of the Group's business assets, the two-million-square-foot retail and office complex is now the focal point within the popular district of Causeway Bay. The **Times Square** brand has now been successfully transferred to China with major developments operating in Beijing and Shanghai and under construction in Chongqing.

☐ The Group has taken from start-up to fully established operations **i-CABLE** and **Wharf New T&T**, which now run Hong Kong's leading Pay-TV operator (licensed in 1993), quite possibly the world's first profitable broadband operator (licensed in 2000) and Hong Kong's fastest growing fixed telecom network operator (licensed in 1995). Under the leadership of Mr Stephen Ng and his team, all of these businesses are now in profit and represent the Group's newest growth engine.

☐ The Group's container terminal assets in Kwai Chung managed to expand substantially from the initial 40 per cent interest in just one berth to today's controlling stake of 55.3 per cent in **Modern Terminals**, which will control seven berths after the completion of Container Terminal 9. Under the leadership of Mr Erik



Peter K C Woo
Chairman

CHAIRMAN'S LETTER

Christensen and his team, **Modern Terminals** has over the last five years increased market share to 30.7 per cent from 21.6 per cent and improved productivity by almost 100 per cent.

The Group's core assets have consistently underpinned our journey through the ups and downs of the various economic peaks and troughs. As they account for about 90 per cent of Wharf's business assets, we intend to report on them more thoroughly.

Good management is key to maintaining a track record of value creation, just as a simple Group structure helps achieve higher corporate efficiency. Disposal of the Group's interest in Beauforte Investors Corporation Limited in October 2000 and its stake in The Cross-Harbour (Holdings) Limited in March 2001 was consistent with this policy.

It is also particularly important during uncertain times to have a good proportion of earnings from recurrent revenue. This is essential to support investment needs for longer-term growth and to pay dividends to shareholders. Over the past eight years, recurrent earnings streams have grown stronger. As a result, even during the very challenging situation that emerged in 2001, the Wharf Group performed well.

Corporate Results

For the very challenging year that ended December 31, 2001, Group profit attributable to shareholders was $2,519 million, an increase of one per cent. Earnings per share were $1.03 compared with $1.02 for the preceding year, an increase of one per cent.

☐ Core properties **Harbour City** and **Times Square**, with high occupancy rates, contributed an aggregated $3 billion in rental income, an improvement of six per cent over a year ago, notwithstanding a soft property market.

☐ Nelson Court on Waterloo Road and Sorrento Phase I at the MTR's Kowloon Station sold very well in 2001.

☐ **i-CABLE**'s net profit increased by 735 per cent to $167 million. **Wharf New T&T** broke into net profitability with just six per cent market share and a 34 per cent increase in revenue.

☐ **Modern Terminals**' profitability was maintained at the 2000 level with an increased throughput of 4.7 per cent over a year ago and productivity gains of almost 12 per cent.

An interim dividend of 28 cents per share was paid in November 2001 and your Directors recommend a final dividend of 50 cents per share to be approved at the forthcoming Annual General Meeting.

With high liquidity in the banking sector during 2001, the Group continued to refinance its loan facilities with remarkably lower spreads and more favourable terms.

Board and Management

As a special note, I would like to thank Mr Gonzaga Li for his able stewardship as Chairman during the past eight years, when much of our value creation took place. I am pleased that he will continue as the Group's Senior Deputy Chairman and will lead our China operations as Chairman and Chief Executive of Wharf China Limited.

I would also like to thank Mr John Terence Hung, who recently retired from the Group's main board, for his continuous and invaluable contributions over the past 34 years. John is an outstanding colleague and a great team player. As a good friend and colleague, I wish him all the best with his future pursuits.

A team approach and the dedication of Group management and staff have been the important basic ingredients for the Group's long-term success, particularly during challenging times. On behalf of our shareholders and my fellow board members, I would like to record my heartfelt thanks to them all.

Furthermore, I would like to welcome Messrs Christopher Langley, Hans Michael Jebsen, James Thompson and Professor Arthur Li Kwok Cheung on their joining our Group's main board as Non-executive Directors. I am sure the Group will benefit from their extensive experience and wisdom.

Going Forward

Since the close of the 2001 fiscal year, the Group has made a number of management changes, Mr Gonzaga Li will focus on the Group's growing China activities. Mr David Lawrence is taking charge of our Hong Kong property development activities. Under their leadership, we expect these key operations to continue to strengthen.

Mr Erik Christensen and his team will continue their re-engineering efforts to further improve **Modern Terminals'** productivity to maintain competitiveness while seeking new expansion opportunities.

Under Mr Stephen Ng, the digitisation programme at CABLE TV will increase penetration and yield to enhance bottom line benefits, while investment needs can readily be met internally. The potential 40 per cent target market share for the broadband Internet business is achievable and will be quite profitable. **Wharf New T&T**'s investment programme will become self-funding and offer excellent growth opportunities as the market deregulates further.

Based on the Group's internal projections, future cash flow is likely to improve on the back of rising rental income, property sales, and the fast growing CME business. Given a continuation of low interest rates and hence borrowing costs, we see solid improvement in the Group's overall financial position.

As to the general economic situation, Hong Kong is exceptionally strong in the service industry which now contributes 86 per cent of Hong Kong's GDP. Yet, this sector accounts for only 33 per cent of GDP in China, and we see that as an opportunity. We believe Hong Kong is in the right place, at the right time, with the right neighbour. China's WTO membership is a new milestone for Hong Kong, presenting unprecedented positive opportunities and challenges. The Wharf Group is solidly positioned to participate in and contribute to the future development of Hong Kong's new era and to continue to create value from its core assets.

Peter K C Woo
Chairman
Hong Kong, April 2, 2002



From left: K C Leung, Michael Kalyk, Erik Christensen, Gonzaga Li, Peter Woo, Stephen Ng, David Lawrence, Doreen Lee



FINANCIAL HIGHLIGHTS

Results

Results	2001 HK$ Million	2000 Restated HK$ Million
Turnover	**11,725**	12,023
Operating profit before depreciation, amortisation, interest and tax	**6,138**	6,575
Profit attributable to shareholders	**2,519**	2,494
Earnings per share	**HK$1.03**	HK$1.02
Dividend per share	**HK$0.78**	HK$0.78

Financial Position

Financial Position		
Total assets	**88,464**	92,503
Net debts	**19,771**	19,504
Shareholders' funds	**54,645**	57,950
Net assets per share	**HK$22.33**	HK$23.69
Net debts to total assets (excluding cash)	**23.4%**	21.8%


Group Profit Before Exceptionals (HK$ Million)
* Restated
3,000
2,500
2,000
1,500
1,000
500
0
2,519
92 93 94 95 96 97* 98* 99** 00* 01


Shareholders' Funds (HK$ Million)
* Restated
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
54,645
92 93 94 95 96 97* 98* 99* 00* 01


Dividend Per Share (HK$)
1.2
1.0
0.8
0.6
0.4
0.2
0.0
0.78
92 93 94 95 96 97 98 99 00 01


Net Assets Value Per Share (HK$)
* Restated
40
35
30
25
20
15
10
5
0
22.33
92 93 94 95 96 97* 98* 99* 00* 01

** Exceptionals for 1999 included deemed profit on partial disposal of a subsidiary, provisions for properties and litigation.*

Revenue by Segment (HK$ Million)

Property investment	3,889	31.9%
Property development	827	6.8%
Communications, media and entertainment	3,157	25.9%
Logistics	3,348	27.4%
Hotels	675	5.5%
Investment and others	308	2.5%
Total	**12,204**	**100.0%**



Operating Results by Segment (HK$ Million)

Property investment	2,736	51.8%
Property development	(88)	(1.7%)
Communications, media and entertainment	312	5.9%
Logistics	1,846	34.9%
Hotels	172	3.3%
Investment and others	308	5.8%
Total	**5,286**	**100.0%**



Property Investment Portfolio (Sq Ft)

Office	6,786,000	43.8%
Retail	4,819,000	31.1%
Hotel	1,276,000	8.2%
Residential	1,035,785	6.7%
Industrial	1,448,362	9.3%
Club house	139,000	0.9%
Total	**15,504,147**	**100.0%**




HARBOUR
CITY 海港城

The Harbour City complex accounts for 50% of the Group's business assets.

Estate Division

HARBOUR CITY

Harbour City, *at the tip of the Tsimshatsui peninsula in Kowloon and home of Hong Kong's largest shopping mall, accounts for 50 per cent of the Group's business assets.*

Recurrent earnings of $2,964 million in 2001 from 8.29 million square feet of offices, service apartments, hotels, retail shops and 2,000 carparks generate some 60 per cent of the Group's gross rental income. **Harbour City**'s retail complex is the most successful shopping mall in Hong Kong.

Offices

4.45 million square feet

In 2001, due to its strategic location, Grade A office space in Tsimshatsui outperformed that in Central by approximately 10 per cent. **Harbour City**'s 10 office blocks accounted for the bulk of all 2001 office leasing activities in Kowloon, with a net takeup of more than 500,000 square feet in gross floor area (GFA).

Harbour City's office space, excluding Tower 6 of Gateway II, totals 3.7 million square feet and achieved an occupancy rate of 91 per cent at the year end. With more than half of its 750,000 square feet committed at the year end, Tower 6 is expected to reach an 80 per cent occupancy by the second half of 2002. Total revenue from the office space increased by 1 per cent to $1,050 million from $1,035 million in 2000.

The five Gateway office towers facing the harbour are highly popular with tenants, especially large users. The older towers along Canton Road are undergoing renovation to upgrade their premises. Ocean Centre offices remain in demand due to their excellent location.

Harbour City has a large cluster of China business operators currently occupying its office premises in anticipation of the

Gross Revenue

	2001 HK$M	2000 HK$M
Office	**1,050**	1,035
Retail	**993**	1,012
Service Apartment	**252**	114
Hotel	**669**	726
	2,964	2,887

Operating Profit

	2001 HK$M	2000 HK$M
Office	**749**	754
Retail	**744**	757
Service Apartment	**146**	30
Hotel	**172**	179
	1,811	1,720

HARBOUR CITY

HARBOUR CITY AND TIMES SQUARE MAKE UP 70 PER CENT OF THE GROUP'S BUSINESS ASSETS

opportunities arising from China's entry into the World Trade Organization (WTO). More China-focused corporate tenants are expected to choose **Harbour City** in the future. Major leasing transactions in 2001 included DuPont, EMI, GlaxoSmithKline, HK Applied Science & Technology Research Institute, JAL, Schlumberger and Sears. International insurance companies with large agent forces, such as AIA, CMG Asia, Eagle Star and Prudential also find **Harbour City** offices to be attractively priced given its convenient location and prestige.

Looking to the next few years, we expect decentralization — a move away from the Central Business District — to be a continuing trend for today's cost-conscious businesses. Even though average rent for Grade A office space in Central fell about 20 per cent in 2001, it is still at a 70 to 80 per cent premium to Grade A office space in Tsimshatsui.

Service Apartments

670,000 square feet

Gateway Apartments continued to receive favourable response from the market, with the occupancy rate of its 499 units maintained at around 85 per cent. The average duration of leases is between nine and 18 months. Total revenue in 2001 was $252 million, up from $114 million for 2000.

Due to the tower's height, it has a 360° view, overlooking the harbour as well as Lion Rock to the North. Different configurations ranging from studio to three-bedroom apartments are available. Tenants have direct access to the shopping podium of **Harbour City**, as well



From left: K C Leung, Doreen Lee, David Lawrence

Gross Revenue


HK$M
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2,964
97
98
99
00
01

Total Floor Area


Thousand sq ft
10,000
8,000
6,000
4,000
2,000
0
8,293
97
98
99
00
01

as to the Pacific Club which offers close to 140,000 square feet for leisure and exercise, including one of the largest private gymnasiums in Hong Kong. A number of multinational corporations have put Gateway Apartments on their preferred short list for expatriate housing, and they account for more than 50 per cent of the current leases.

Hotels

1.27 million square feet; 1,499 rooms in Hong Kong

The sharp slowdown in the global economy and the unstable political situation in 2001 combined to cause long-haul travel to fall drastically. According to the Hong Kong Tourism Board, tourist arrivals in 2001 totalled 13.7 million, up 5.1 per cent year on year. The increase came largely from Mainland China visitors due to the simplified immigration procedures introduced by various government authorities on the Mainland. However, the number of business and leisure travellers from non-Asian countries actually dropped.


Harbour City — home of Hong Kong's largest shopping mall.

The drop in international travellers adversely affected the performance of **Harbour City**'s three Marco Polo Hotels — The Marco Polo Hongkong Hotel (67 per cent owned by the Group), The Marco Polo Gateway and The Marco Polo Prince. Their average occupancies in 2001 were 78 per cent, 84 per cent and 91 per cent respectively. Consolidated

HARBOUR CITY

occupancy for the three hotels was 83 per cent — a decline of four percentage points over 2000. The average room rate remained fairly stable with only a slight drop against the previous year. Net profit of these hotels attributable to the Group for 2001 was $133 million as compared with $150 million in 2000.

Looking at 2002, even though the tourism industry has still not fully recovered, tourist arrivals statistics released by the Hong Kong Tourism Board for the first two months of 2002 showed signs of recovery among long-haul routes especially the US-Hong Kong routes. The three Marco Polo Hotels in Hong Kong are expected to have more high yield business. All tourism-related businesses in Hong Kong, however, are going to be supported largely by the enormous increase of demand coming from Mainland visitors in the near term.



Due to its superb location, an impressive number of people move through and around the Harbour City complex every day.

Retail

1.90 million square feet

The **Harbour City** shopping centre, Hong Kong's largest, is at the centre of action and excitement for Hong Kong residents and tourists. **Harbour City**'s retail podium has 700 shops and restaurants, cinemas and 2,000 carpark spaces. Ocean Terminal at **Harbour City** is Hong Kong's only international cruise terminal, serving more than 1.6 million passengers in 2001, with visits by 32 international cruise ships and 647 Star Cruise vessels, up from 30 and 615 in 2001 respectively.

Because of its size and location, **Harbour City** is itself a highly popular venue for exhibitions and social events. An excellent transportation network — consisting of buses, the MTR, the "Star" Ferry and China Ferry piers, and highways — converges at **Harbour City**'s front door.


Asset Value
HK$M
50,000
40,000
30,000
20,000
10,000
0
36,885
92 93 94 95 96 97 98 99 00 01

Forty per cent of Hong Kong's hotel rooms are located within a 10-minute walking distance of **Harbour City**. It is just minutes' walking distance from numerous city attractions including the Hong Kong Cultural Centre, Hong Kong Museum of Art, Hong Kong Museum of History and the Space Museum. As a result, the number of people moving through and around the **Harbour City** area every day is often described as "incredible" by foreign visitors.

Retail occupancy at **Harbour City** held up firmly above 95 per cent throughout 2001. Despite the adverse economic conditions and fairly poor consumer sentiment, rental reversions turned positive during the fourth quarter. Rental income from the retail spaces for 2001 was $993 million against $1,012 million in 2000.

The property management team at **Harbour City** works hard to ensure retail tenants also benefit from other value-added services. Using the "Shoppertainment" concept, the team aims to transform **Harbour City** and Canton Road into more than just a shopping hub. Outdoor live music performance "Music in the City" is highly popular during weekends and holidays. The "Harbour City Book Cafe" gives shoppers an opportunity to enjoy arts and be exposed to a full cultural spectrum. "Fashion In Motion" shows are crowd-pleasers and a good way for shoppers to keep up with the latest trends and designs. City'Super, the niche lifestyle specialty store, has been a big success and another draw to shopper traffic. In 2001, the 50 restaurants and food outlets in **Harbour City** in general also enjoyed healthy growth in business. Cova, Starbucks and Ye Shanghai are the latest members joining the elite group of restaurants and food outlets at **Harbour City**.

Constant expansion and re-merchandising in the trade mix and ongoing promotional efforts continue to attract shoppers as well as quality and prestigious brand names to **Harbour City** especially along Canton Road. In fact, Canton Road is fast becoming the "Champs Elysees" of Hong Kong with its cluster of upscale designer flagship stores such as Agnes b, D&G, Ferragamo, Gucci, Louis Vuitton and Miu Miu. In 2002,



"Music in the City" offers outdoor live music performances during weekends and holidays.

HARBOUR CITY

following their footsteps, Joyce celebrated the grand opening of its new Tsimshatsui shop along Canton Road. Prada will soon open its new shop there too, adding more glamour and flare to the area. Fashion and related accessories outlets presently occupy about 31.4 per cent of the total retail area in **Harbour City**.

Harbour City: Retail Tenant Mix (by Area and Rental)
as at December 31, 2001

	% by Area	% by Rental
Fashion & Related Accessories	31.4	45.5
Restaurant, Fast Food, F&B	18.0	9.5
Department Stores, Confectionery Products	15.0	11.4
Children's Wear & Related Trades, Toys	8.9	5.0
Leather Goods - Shoes, Bags, Luggage etc	5.9	9.1
Others	20.8	19.5
	100.0	100.0

For the Future

Plans are moving ahead to ensure that **Harbour City** and the Tsimshatsui peninsula remain Hong Kong's most exciting and visually spectacular spots. In 2001, the Group obtained the in-principle approval to build a Ferris Wheel at the tip of Ocean Terminal that will literally take riders out over the harbour. This exciting project will add critical mass to **Harbour City** as a retail and entertainment destination, and will become a prominent feature of the Hong Kong skyline. When completed, it is sure to become a "must-visit" for residents and tourists alike and add to the traffic flow through **Harbour City**.



The Group has obtained the in-principle approval to build a Ferris Wheel at the tip of Ocean Terminal.

The Government and the Hong Kong Tourism Board will soon start a beautification project along the Tsimshatsui Promenade. Centred around a dragon theme, the project is expected to increase traffic to the area. The Kowloon-Canton Railway has begun building a link to the Tsimshatsui-"Star" Ferry area from its Hunghom Station that will be completed in 2004. This link will make Canton Road an even more prominent location with an ideal transportation network. The Wharf Group's "Star" Ferry is the key water link between Tsimshatsui and Hong Kong Island. Redevelopment of the "Star" Ferry's pier on the Hong Kong side and redesign of its pier on the Kowloon side will further enhance "Star" Ferry's importance as a major mode of local transport as well as a major tourist attraction.

Harbour City: Area/Occupancy/Anchor Tenants

	Area (sq ft)	Year-end Occupancy	Anchor Tenants
Office			
Gateway I - Tower 1 & 2	1,128,000	95%	- Ernst & Young - Nike - Sony - United Airlines
Gateway II - Tower 3 & 5	820,000	88%	- CMG Asia - Karstadt Quelle - Prudential - Schlumberger - Sears
Gateway II - Tower 6	750,000	45%	- AIA - DuPont - EMI - GlaxoSmithKline - JAL
Harbour City (Exclude Gateway I and II)	1,748,000	88%	- APL - Eagle Star - Hasbro - Hitachi - Mattel
Service Apartment			
Gateway Apartments	670,000 (499 units)	85%	
Retail			
Harbour City	1,901,000	96%	- City'Super - Golden Gateway Multiplex - Gucci - I.T - Joyce - Lane Crawford - Louis Vuitton - Marks & Spencer - Polo Ralph Lauren - Prada - Toys"R"Us
Hotel			
The Marco Polo Hongkong Hotel	665 rooms	78% *	
The Marco Polo Gateway	438 rooms	84% *	
The Marco Polo Prince	396 rooms	91% *	

* *Average occupancy throughout the year*



Times Square represents some 20% of the Group's business assets.

TIMES SQUARE

時代 廣場

Times Square *represents some 20 per cent of the Group's business assets.*

A landmark property in Causeway Bay, Hong Kong's busiest shopping district, **Times Square** generated a strong recurrent rental income of more than $900 million in 2001. Comprising one million square feet of top quality Grade A office space, a highly popular one-million-square-foot retail podium and over 700 carpark spaces, **Times Square** has been named one of Hong Kong's top ten tourist attractions by the Hong Kong Tourism Board.

Offices

1.03 million square feet

The office rental market in Causeway Bay in 2001 generally experienced a significant decline from 2000 in light of uninspiring market conditions. Due to the superior quality of its office space, the average rental rate of **Times Square**'s new letting and renewal of office leases registered only one per cent drop during 2001 when compared with an overall average decline of over 30 per cent for all office spaces in the area. This outperformance demonstrates that **Times Square**'s offices offer much better value than other properties.

Times Square offices managed to deliver double-digit growth of almost 21 per cent in rental revenue totalling $328 million for 2001 as a result of improved average occupancy. Occupancy rates for the twin office towers increased steadily to about 92 per cent during the year. Core tenants include well-known international corporations including AT&T, Coca-Cola, Motorola, NatWest, NCR, Shell and The Walt Disney Company.

Retail

936,000 square feet

Times Square's retail podium maintained its distinctively high occupancy rate of 98 per cent plus throughout 2001. Total revenue for the retail spaces in 2001 amounted to $588 million as compared with $600 million a year ago. During the year, almost 30 per cent of the total floor area came up for renewal

Gross Revenue

	2001 HK$M	2000 HK$M
Office	328	271
Retail	588	600
	916	871

Operating Profit

	2001 HK$M	2000 HK$M
Office	294	222
Retail	506	534
	800	756

TIMES SQUARE

with the bulk of the renewals concluded at higher rates. More than 50 per cent of retail tenancies are due for renewal in 2002, and we expect positive rental reversions to continue. Opportunities will be taken to further refine tenant quality and trade mix. A host of new trendy retailers such as b+ab, i.t, Lamarthe and Natural Beauty Basic joined **Times Square** in 2001. Fashion related outlets represent some 18 per cent of the total retail space.



Times Square's retail podium maintains a distinctively high occupancy of over 98%.

Times Square: Area/Occupancy/Anchor Tenants

	Area (sq ft)	Year-end Occupancy	Anchor Tenants
Office	1,033,000	92%	- AT&T - Coca-Cola - Disney - Lucent - Motorola - NatWest - NCR - Shell
Retail	936,000	98%	- Bally - Broadway - City'Super - Disney Store - Fortress - Lane Crawford - Marks & Spencer - Max Mara - UA Cinema - Versace

With increased targeted marketing and promotional efforts, **Times Square**'s shopping complex is the "hot spot" for action and entertainment on Hong Kong Island. As a result of this popularity and extremely heavy daily traffic, shops in **Times Square** stay open for business until 10 p.m. every night. The extension of trading hours has been well-received by its 220-plus tenants. **Times Square** is also a favourite venue for exhibitions and social events. The New Year's Eve Apple Countdown normally attracts more than 50,000 visitors to celebrate and herald the arrival of the new year at the **Times Square** complex. This has been a Hong Kong landmark event since 1993.

The **Times Square** retail complex has been creatively

Gross Revenue
HK$M


1,200
1,000
800
600
400
200
0
916
97 98 99 00 01

Asset Value
HK$M


25,000
20,000
15,000
10,000
5,000
0
13,778
93 94 95 96 97 98 99 00 01

segmented into themed floors, thereby establishing several "mini-shopping-hubs" for specific types of goods and merchandise. For example, the seventh and eighth floors have formed a hub for electronic appliances and now become the preferred place for most locals as well as tourists to shop for audio-visual and other electronic products. Tenants range from general electrical appliances stores to highly specialized home theatre showrooms. The Food Forum consists of four consecutive floors housing 18 restaurants with a variety of cuisines. Restaurants there are heavily patronized from morning to late evening.



Times Square is the "hot spot" for action and entertainment.

Three other core offerings of **Times Square** are in themselves major destinations for shoppers — the luxury fashion and home furnishings retailer Lane Crawford, the niche lifestyle specialty store City'Super and the four-screen UA Times Square Cinema complex.

Times Square: Retail Tenant Mix (by Area and Rental)
as at December 31, 2001

	% by Area	% by Rental
Restaurant, Fast Food, F&B	27.2	16.6
Department Stores, Confectionery Products	23.4	21.1
Fashion & Related Accessories	17.8	30.1
Consumer Electronic & Entertainment	12.4	8.0
Others	19.2	24.2
	100.0	100.0


擎天半島
square

Sorrento Phase I was launched with excellent response in last November.

Wharf Estates Limited

Development Division

Property Sales

With significantly lower financing costs and more affordable prices in 2001, there was some improvement in both primary and secondary residential property transactions. The rebound in primary sales was particularly noticeable, with a 20 per cent increase in total transactions over the previous year. This general improvement was reflected in the Group's sales activities.

Nelson Court, with 86 units on Waterloo Road in Kowloon, was launched in early 2001. The pre-sale was extremely well received with 95 per cent of units sold, generating total proceeds of $365 million.

In November 2001, Sorrento Phase I, a joint-venture project above the MTR's Kowloon Station comprising 1,272 units in three towers, was launched with an initial target to sell 600 units. The excellent response exceeded all expectations and total sales reached 920 units or 72 per cent of the entire 1,272 units. Proceeds totalled about $3.5 billion by the end of 2001. Sales proceeds achieved in the first quarter of 2002 were $700 million.

Projects Under Development

Following the successful sales of Nelson Court and Sorrento Phase I, Wharf Estates will continue to be active in the residential sales market in 2002. Upcoming launches include Phase I of Bellagio and Sorrento Phase II.

Bellagio, the Sham Tseng site on the western shore of the New Territories, is a joint-venture development equally owned by Wheelock, New Asia Realty and the Group. With 2.8 million square feet in GFA, it is being developed into 3,354 units in eight towers under four phases.



No.1 Plantation Road will be completed for lease by mid-2002.

Major Residential Developments

Property	GFA (sq ft)	Total Units	% Owned	Status
Mountain Court	49,900	16	100%	Completed for Lease
Chelsea Court	43,000	20	100%	Completed for Lease
No. 1 Plantation Road	97,000	48	100%	Under Construction
Gough Hill Path	24,700	7	100%	Under Construction
Sorrento Phase I	1,296,000	1,272	33% *	Under Construction
Sorrento Phase II	1,235,000	854	33% *	Under Construction
Bellagio Phase I/II	1,418,000	1,704	33%	Under Construction
Bellagio Phase III/IV	1,381,800	1,650	33%	Under Design Planning
Kowloon Godown	2,300,000	–	**	Under Planning Submission
Yau Tong Godown	244,000	–	100%	Under Planning Submission
Yau Tong JV Project	10,843,000	–	15.6%	Under Planning Submission

* *Effective ownership*
** *A joint venture with details under discussion*

Bellagio directly faces the beautiful Tsing Ma bridge — the world's longest double-deck suspension bridge — and has a waterfront location. Ideally located, it takes only 15 minutes to get to Central, 20 minutes to the Hong Kong International Airport, and 20 minutes to the Hong Kong-China border. Construction work for all four phases is progressing according to schedule. Completion of Phase I, covering 850 units in two towers, is scheduled for late 2002 and the pre-sale launch is planned for the second half of 2002.

Sorrento is equally owned by a five-member consortium comprising Wheelock, New Asia Realty, Realty Development, Wharf and Wharf's subsidiary Harbour Centre Development. Total development area for the two phases is 2.5 million square feet, with 2,126 units. Completion of Phase II, two towers consisting of 854 units, is expected in the first quarter of 2004. The soft-launch or pre-sale may start as early as the fourth quarter of 2002.

Two Peak properties on The Peak on Hong Kong Island, Mountain Court and Chelsea Court, were completed in 2001 and have been leasing well in the high-end luxury rental market. We expect to complete the property at No.1 Plantation Road by mid-2002. Redevelopment for a fourth property, 3-5 Gough Hill Path, is also progressing according to schedule. The Wharf Peak Portfolio has a total GFA of 284,000 square feet.

After the successful sale of various development projects totalling 1.1 million square feet, including Galaxia, Serenade

Cove and Nelson Court, Wharf acquired in July 2001 a 15.6 per cent interest in a consortium to develop a property in Yau Tong, Kowloon. Subject to approval of the planning application, this development is estimated to have attributable 1.6 million square feet in GFA.

TOTAL DEVELOPMENT PORTFOLIO EQUALS 5.6 MILLION SQUARE FEET

Management

Mr David Lawrence returned to Hong Kong in April 2002 as an Executive Director of the Group and as the Executive Director of Wharf Estates' Development Division overseeing the Group's property development activities in Hong Kong. Mr Lawrence was the former head of Richard Ellis in Singapore between 1985 and 1991, and he is the chief executive officer and managing director of Marco Polo Developments Limited in Singapore, a Wheelock subsidiary.



Mountain Court at 11 Plantation Road has been leasing well in the high-end luxury rental market.

The development team, which includes Mr T Y Ng and Mr Ricky Wong, will maintain a tight operating structure, with "develop and sell" as its business model. Wharf Estates' strategy to focus on quality rather than quantity will continue as it has demonstrated an ability to yield better returns to shareholders.


祈年殿

Wharf China is well positioned to benefit from China's fast growing economy.

WHARF CHINA LIMITED

Wharf China Limited

Macro Economics

China is one of world's fastest growing economies. Performance data indicate annualized GDP growth of seven per cent, anticipated foreign direct investment (FDI) of US$65 billion in 2002 and forex reserves approaching US$300 billion by the end of 2002. China has become the focus of global economic development.

The Central Government in Beijing has adopted relaxed monetary and fiscal policies to stimulate domestic consumption to help sustain a seven per cent growth in 2002. China's official entry into the WTO in December 2001 is widely expected to be a critical factor in the country's growth prospects over the coming decade, despite the fundamental adjustments required in the state-owned-enterprise sector. In anticipation of this WTO-inspired growth, Asian and Western multi-nationals began moving into Shanghai and other major cities. As a result, Shanghai Grade A office rental rates were up by more than 20 per cent in 2001, with a substantial improvement in the overall vacancy level. This influx bodes well for the Group's China properties.

Management

Mr Gonzaga Li, now the Group's Senior Deputy Chairman, will focus on China and head the Group's China team as Chairman and Chief Executive of Wharf China Limited. Supported by a portfolio of projects in key locations including the **Times Square** properties in Beijing and Shanghai, Wharf China is well positioned to benefit from further property and hotel opportunities arising from China's growth. It will also seek to develop distribution and logistics businesses using Wharf's existing platforms as discussed later in this report.

Investment

Excluding **Modern Terminals** which is a standalone investment with its debts non-recourse to its shareholders, Wharf China's investment up to the end of 2001 was $3.6 billion. Capital expenditure earmarked for the commenced projects amounts to $2.1 billion.



Gonzaga Li, Chairman and Chief Executive of Wharf China Limited.

WHARF CHINA LIMITED

MARCO POLO HOTELS

The Marco Polo Hotel Group now has a portfolio of seven hotels throughout Asia. The Marco Polo Hongkong Hotel, The Marco Polo Gateway and The Marco Polo Prince located along Canton Road in Hong Kong are owned by the Group. The hotels in Saigon, Davao, Xiamen and Beijing are operated under management contracts.

For Marco Polo Hotels, last year's most exciting event was the opening of The Marco Polo Beijing in December. This is the second Marco Polo hotel in China, following the 350-room The Marco Polo Xiamen which opened in November 1996. Location has always been the most critical factor for hotel business anywhere in the world, and The Marco Polo Beijing's prime location will definitely enhance its future. Located at 6 Xuanwu Men Nei Avenue, Xi Cheng District, this 300-room, 10-storey hotel is three blocks from Tiananmen Square and the Great Hall of the People, and a short walking distance to the Bank of China's new headquarters and the Xidan subway station. Together with the nearby Beijing Capital Times Square with its Grade A office space and modern shopping complex, the two properties should create interesting synergy in attracting customer flow and business activities.

With China's WTO entry and Wharf's presence in Beijing and Xiamen, there exists a good opportunity to roll out the Marco Polo Hotel brand and business model in other cities in China.



From left: Michael Kalyk, Gonzaga Li

PROPERTY

Wharf China's mission is to develop and manage high-quality investment properties in major cosmopolitan cities in China through its successful brand "**Times Square**".

Beijing Capital Times Square is a retail and office development with 1.3 million square feet in GFA, and Shanghai Times Square is a retail, office and apartment development with 1.2 million square feet in GFA. Both projects have excellent locations.

The overall occupancy rate for the two **Times Square** complexes improved to in excess of 70 per cent since they came on stream in 2000, which will translate into a meaningful contribution to the Group going forward. Annual rental income is now close to $200 million.

TIMES SQUARE AND MARCO POLO HOTEL BRANDS NOW ESTABLISHED IN KEY CITIES

New Projects

In 2001, the Central Government committed significant resources to promote its "Go West" master plan. As a result, fresh investments as well as demand for high quality office and residential premises within that region are likely to increase. Chongqing Times Square, in Sichuan province, the Group's third **Times Square** project, is currently under construction and is well positioned to benefit from the Go West emphasis. This retail, office and residential development has a total GFA of 1.6 million square feet and an estimated construction cost of approximately $1 billion. Together with the **Times Square** properties in Beijing and Shanghai, this project will bring the total **Times Square** footage in Mainland China to 4.1 million square feet.

In Shanghai, Shanghai Wheelock Square, located on top of a major subway station along Nanjing Xi Road, is presently under planning with 1.6 million square feet in GFA. Targeted completion for the whole development is expected in 2006. This will be a prime office building in the centre of Shanghai and will house the Group's China offices. Construction work for two other projects located along Huai Hai Xi Road is scheduled to commence in 2002. Parc Royal will have a GFA of 783,000 square feet, while Wellington Garden will have a GFA of approximately 572,000 square feet. Completion of these two developments is expected to be in 2005.

China Project List

	Project Nature	GFA (sq ft)	Status	Completion
Beijing Capital Times Square	Commercial	1,295,000	Completed for Lease	
Shanghai Times Square	Commercial/Residential	1,211,000	Completed for Lease	
Chongqing Times Square	Commercial/Residential	1,607,000	Under Construction	2004
Shanghai Wellington Garden	Residential	572,000	Under Planning	2005
Shanghai Parc Royal	Commercial/Residential	783,000	Under Planning	2005
Shanghai Wheelock Square	Commercial	1,575,000	Under Planning	2006


Modern Terminals
17
16
MAERSK SEALAND
MAERSK SEALAND
OOCL

Modern Terminals celebrates three decades of service excellence in 2002.

Logistics

MODERN TERMINALS LIMITED

Modern Terminals

Operating Environment

During 2001, overall trade activities slowed dramatically as a result of the softening global economy. However, supported by the resilient China exports, the whole South China region managed to register a positive growth rate of 2.8 per cent in container volume. Although the marginal growth in 2001 was substantially lower than the 17 per cent growth rate in 2000, the South China region's performance in terms of TEUs handled was far better than that of most other regions in the world.

While the Kwai Chung and Shenzhen ports have been contributing by and large the vast majority of South China's throughput volume, the two locations performed quite differently in year 2001. Due to lower tariff rates and the availability of new capacity, Shenzhen ports outperformed Kwai Chung in 2001 by gaining an additional 836,000 TEUs in throughput volume, representing an increase of 25 per cent over 2000. During the same period, Hong Kong's Kwai Chung terminals actually showed a decline of four per cent in TEUs handled.

In view of Hong Kong's higher cost but much more efficient and predictable operating structure, time critical exports tend to go through Kwai Chung, whereas others would make use of the Shenzhen ports. Services being offered by the two locations have been differentiated into value-added services and commodity type services.

Performance

In February 2001, Wharf increased its shareholding in **Modern Terminals** to 55.3 per cent from 50.8 per cent. The value of Wharf's investment in **Modern Terminals** now represents more than 10 per cent of the Group's business assets. A leading operator of value-added container terminal services in the South China region, **Modern Terminals** maintained its 2001 profit at the

Key Operating and Financial Highlights

	2001	2000	1999	1998	1997
Container Handling Capacity (TEUs in millions)	4.03	3.70	3.40	3.40	3.17
Throughput (TEUs in millions)	3.52	3.36	2.82	2.51	2.04
Headcount	1,179	1,184	1,294	1,328	1,336
TEUs per Headcount	2,985	2,840	2,177	1,889	1,525
Market Share	30.7%	28.6%	27.1%	26.3%	21.6%

MODERN TERMINALS LIMITED

previous year's level due to increased market share and enhanced productivity.

Productivity

Coping with the challenges outlined above, **Modern Terminals**' professional management team, under the able leadership of Mr Erik Christensen, has been successful in implementing numerous measures to re-engineer the company into a customer-focused organization with substantial improvement in efficiency and productivity. Since 1997, the average cost per TEU handled has been reduced by as much as 50 per cent, and staff productivity in terms of TEUs per headcount increased to 2,985 from 1,525, representing a productivity gain of almost 100 per cent.

Despite the mild drop in Kwai Chung's throughput volume in 2001, **Modern Terminals** maintained its trend of persistent growth since 1998. By delivering a growth of 4.7 per cent in the number of TEUs handled in 2001, **Modern Terminals**' market share in Kwai Chung expanded to 30.7 per cent from 28.6 per cent. Over a five-year period, market share has increased from 21.6 per cent. During the year under review, trans-Pacific and intra-Asia routes showed growth of five per cent and two per cent respectively, but were offset by a five per cent decline in European traffic. Traffic with other regions remained fairly stable.



From left: Erik Christensen, Gonzaga Li

As one of the world's most efficient container terminal operators, **Modern Terminals**' ability was further proven by a new world record set in February 2001 during which 1,884 containers were handled in 5 hours and 36 minutes, representing on average 336 TEUs handled per berthing hour.


Throughput
Million TEUs
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
3.52
97
98
99
00
01


Market Share
%
35
30
25
20
15
10
5
0
30.7
97
98
99
00
01

PROFIT MAINTAINED THROUGH INCREASED MARKET SHARE AND ENHANCED PRODUCTIVITY — NOW 10 PER CENT OF GROUP'S BUSINESS ASSETS

New Projects

In China, **Modern Terminals** obtained the in-principle approval in February 2001 from the Central Government in Beijing for its plan to take up a 20 per cent interest in the Shekou Container Terminal 2 project.

In Hong Kong, due to the initial delay in dredging works, the completion date for the first berth of Container Terminal 9 (CT9) project will be delayed to early 2003. CT9 is being developed by a consortium of **Modern Terminals**, Hongkong International Terminals Limited and Asia Container Terminals (ACT) Limited. Upon completion of the CT9 project, together with the company's further investments in and enhancements of its existing facilities, **Modern Terminals** will have a total capacity of 5.5 million TEUs. This more than 30 per cent increase in capacity will provide meaningful economies of scale and further opportunities for productivity gains. After the swap of two berths in CT8 with ACT is effected, a configuration of four contiguous berths in CT9 will provide additional synergies to **Modern Terminals**.



As one of the world's most efficient container terminal operators, Modern Terminals set a new world record in February 2001.


NEWS
CENTRE
有線

Hong Kong Cable's state-of-the-art Digital News Centre.

i-CABLE COMMUNICATIONS LIMITED

有線寬頻 i-CABLE

i-CABLE's unique and powerful operating leverage translated a 17 per cent increase in turnover into a 39 per cent EBITDA growth and a 735 per cent net profit growth, with broadband access emerging as a key growth driver. The positive free cash flow reported after capital expenditure allowed net cash to stay at a level above $1.5 billion. While many companies in the industry are still scrambling to bridge their funding gaps, **i-CABLE**'s capital funding requirement has already peaked. This exceptionally strong financial position, together with the company's very competitive incremental cost structure, has provided **i-CABLE** with a comfortable cushion to compete in the marketplace.

Pay TV

Rampant piracy slowed both subscriber and revenue growth during 2001 but Pay TV still reported an operating profit of $349 million, representing an increase of 66 per cent over 2000. Newly licensed operators have so far posed little competitive threat, and **i-CABLE** will continue to build on its strategic market position and focus on enhancement of programming, distribution, marketing and customer service.

Total Pay TV subscribers exceeded 560,000 at the end of 2001. Measures were introduced in the third quarter of the year to counter piracy, including software upgrades for the encryption of the analogue service and acceleration of a much more secure digital service to replace analogue. These measures have helped reverse the steady trend of revenue erosion during the first three quarters and further efforts will be stepped up in 2002. The analogue service will be shut down and close to half of the homes passed will have



The Chief Executive of the Hong Kong Special Administrative Region Tung Chee-hwa at the opening of the Digital News Centre in April 2002.

i-CABLE COMMUNICATIONS LIMITED

been converted to the new digital service by the middle of 2002. At the same time, concerted efforts are being made to seek more effective legislative protection in Hong Kong and tighter enforcement on both sides of the border.

In addition to digitisation of its transmission, **i-CABLE** is also digitising its production and broadcasting facilities. Digitisation will not only bring greater efficiency to programme production, but will also facilitate multimedia content development, expand channel capacity and enhance revenue potential. In addition, it will pave the way for the introduction of interactive television and transactional services when the technology and market are ready.

Growth Summary


HK$M
Average Annual Growth
2,000
1,500
1,000
500
0
-500
-1,000
96
97
98
99
00
01
Turnover
$251M
Opex before depreciation
$32M
EBITDA
$219M
$233M

Network Infrastructure


In thousands
2,000
1,500
1,000
500
0
96
97
98
99
00
01
Total Pay TV Homes Passed
Fibre Homes Passed
Cable Modem Ready Homes

Internet and Multimedia

With its estimated market share growing rapidly to about 30 per cent in the residential sector, **i-CABLE**'s position as one of the two largest broadband service providers in Hong Kong was further consolidated in 2001. The broadband business broke into net profitability in the second half of 2001, when competitors are still in search of EBITDA breakeven, and became one of the first broadband ISPs in the world, if not the only one, to


Total Turnover
HK$M
2,000
1,500
1,000
500
0
1,931
94 95 96 97 98 99 00 01


Total Homes Passed
In thousands
2,000
1,500
1,000
500
0
1,903
94 95 96 97 98 99 00 01


Broadband Subscribers
In thousands
200
150
100
50
0
160
Jun00 Dec00 Jun01 Dec01

be profitable. Once again, **i-CABLE**'s strategic market position and early mover advantage proved to be a very significant competitive edge.

THREE START-UPS ACHIEVE PROFITABILITY AND STRONG MARKET POSITIONS — NOW 10 PER CENT OF GROUP'S BUSINESS ASSETS

The broadband access subscriber base tripled to 160,000 during 2001, which helped turnover more than triple to $336 million. Due to its very competitive cost structure, an EBITDA margin of 28 per cent was achieved for the full year. Significantly, EBITDA margin rapidly improved to 48 per cent in the fourth quarter of the year and a small operating profit was achieved in the second half of the year. With the rapid growth of the overall penetration of broadband in the market and **i-CABLE**'s strategic competitive positioning, this business is expected to continue to represent a growth engine in the next few years.

In the meantime, new products are being considered to upgrade this service to further enhance operation efficiency as well as to facilitate integration with future voice services.



Stephen Ng, Chairman and Chief Executive Officer of Wharf Communications Limited.



Wharf New T & T reported its first net profit in the year 2001.

WHARF NEW T&T LIMITED

Wharf NewT&T

In October 2001, the name of New T&T was officially changed to **Wharf New T&T** to further enhance the company's profile. The year 2001 was a major milestone year for the Group's telecommunications business. **Wharf New T&T's** goal of transforming itself from low-value IDD into a high-value FTNS operator finally paid off. **Wharf NewT&T** broke into profitability with its first-ever net profit of $8 million.

Overall Performance

Net revenue increased by 34 per cent to $1,089 million and EBITDA doubled to $227 million, representing a healthy EBITDA margin of 21 per cent. Net profit improved by $76 million from a loss of $68 million in 2000. Revenue from fixed lines increased by 75 per cent to $703 million, whereas IDD revenue declined by seven per cent to $386 million. Overall gross profit margin in 2001 improved to 56 per cent from 51 per cent for the previous year. Given the high rate at which the customer base grew, operating expenses increased by 26 per cent and employee headcount also rose by 22 per cent to 800. However, efficiency enhancement measures are expected to slow down the rise in operating expenses in the coming years relative to business growth.

Total installed fixed lines grew from 140,000 to approximately 240,000 by the end of 2001, representing an annual growth rate of 70 per cent. After tripling the installed base in 24 months, **Wharf New T&T** now holds a six per cent share of the total fixed-line market in Hong Kong. The total volume of outgoing IDD minutes in 2001 also reached 320 million minutes, more than double the 1999 figure.

Fixed lines accounted for 65 per cent of total net revenue, up from 49 per cent a year ago and 27 per cent two years ago. In particular, high-value data lines represented over 40 per cent of fixed line revenue and was the fastest growing part of the business.

Results Summary

	2001 HK$M	2000 HK$M	Change %
Turnover	**1,089**	814	34
Cost of Sales	**(483)**	(400)	21
Gross Profit	**606**	414	46
Operating Expenses	**(379)**	(301)	26
EBITDA	**227**	113	101
ITD&A	**(219)**	(181)	21
Profit/(Loss)	**8**	(68)	112

WHARF NEW T&T LIMITED

Business Sector

Although the general business environment was unfavourable during most of 2001 and business closures and down-sizing were prevalent, **Wharf New T&T**'s net revenue from the business sector increased by 35 per cent to $918 million, which accounted for 84 per cent of the company's total revenue. Fixed line revenue grew by 70 per cent to $658 million and accounted for 72 per cent of total revenue for the sector. IDD revenue fell by 12 per cent to $260 million.

During the year under review, a major contract was signed to provide Hong Kong Securities Clearing Company Limited with a secure and dedicated telecommunication infrastructure solution to upgrade its Central Clearing and Settlement System to a new IP-based CCASS/3 wide area network. This represents one of the largest and most critical data networks in Hong Kong and connects into about 600 securities firms.



Wharf New T&T's iDataCentre is equipped with an advanced and secure infrastructure to serve the business community.

Completion of this project is expected later this year.

This was followed by an important contract for FinNet with the Securities & Futures Commission. FinNet is the financial network which interconnects all banking, securities and licensed financial institutions as well as Government financial organizations to facilitate the exchange of financial

Fixed Line Growth
In thousands



250
200
150
100
50
0
240
99
00
01

Fixed Line Revenue
HK$M



800
700
600
500
400
300
200
100
0
703
99
00
01

Total Revenue
HK$M



1,200
1,000
800
600
400
200
0
1,089
386 (35%)
703 (65%)
99
00
01
Fixed Line Revenue
Int'l Services Revenue

and securities information. This project is expected to induce further business opportunities in the finance sector.

Among telecom carriers and service providers, **Wharf New T&T** achieved a market share of 35 per cent of all dial-up ISP traffic and provided hosting to 55 per cent of all active IDD operators in Hong Kong. Moreover, the company has made very satisfactory inroads into the Financial Services Provider (FSP) sector and is gaining an increasingly significant share of the demand from FSPs. The company was also able to capture more than its fair share in the provision of high bandwidth backhaul and International Private Leased Circuits, particularly to the Mainland.

With the 52 per cent growth in business fixed lines to just under 200,000 lines, **Wharf New T&T** holds a 11 per cent share of the business market. While the company's emphasis on business fixed-lines, both voice and data, will definitely continue, management is now targeting a 15 per cent share of the business market by the end of 2002.

Residential Sector

Although the overall market was in decline in 2001, with total fixed line volume contracting by two per cent and total IDD value contracting as well, **Wharf New T&T**'s net revenue from the residential sector increased by 30 per cent to $170 million. Fixed line revenue more than tripled to $45 million and accounted for 26 per cent of total revenue for the sector. IDD revenue rose by 7 per cent to $125 million.

The net installed base of fixed line more than tripled to exceed 40,000 lines at the end of 2001

Fixed Line Market Share



Total Market
94%
6%
Business Market
89%
11%
Residential Market
98%
2%
Wharf New T&T
Other FTNS

WHARF NEW T&T LIMITED

to represent a market share of about two per cent. New and innovative products that returned outstanding growth during 2001 included WebTone, which provides dial tone for Internet access, and JONR, a value-added mobile roaming service. Volume increased rapidly during the year and there are no signs of it slowing down.

Network & Customer Operations

An additional 312 kilometres of fibre were built during the year, taking the total length of the company's fibre to 1,333 km. Furthermore, two domestic submarine fibre routes were completed from Tong Fuk in Lantau to Chung Hom Kok on Hong Kong Island and from Chung Hom Kok to Sandy Bay — the biggest ever domestic submarine cable project in Hong Kong to provide backhaul diversity for international submarine cables landing on our shores.

After aggressively rolling out network over the past few years, **Wharf New T&T** is now able to provide fixed lines to about 90 per cent of the residents on Hong Kong Island and close to half of those in Kowloon, Tsuen Wan and Kwai Chung. Rollout will accelerate in 2002 and 2003 to the remaining parts of Hong Kong, including the New Territories.


九倉新電訊
Wharf NewT&T

The name of New T&T was officially changed to Wharf New T&T in October 2001.


Revenue & Gross Margin
HK$M
2,500
2,000
1,500
1,000
500
0
60%
50%
40%
30%
20%
10%
0%
46%
51%
56%
1,089
99
00
01


EBITDA & EBITDA Margin
HK$M
300
250
200
150
100
50
0
25%
20%
15%
10%
5%
0%
1%
14%
21%
227
99
00
01

In preparation for new FTNS operators entering the market in 2003, **Wharf New T&T**'s selling capability, both direct and contracted, as well as sales fulfilment and after-sales service have all been strengthened. In order to compete more successfully, measures are being taken to understand the customer better, enhance existing products, develop new products, streamline operating processes, improve customer satisfaction and enhance efficiencies. These measures will help reduce operating costs even further although they are already lower than those of our principal competitor.

As **Wharf New T&T** provides increasingly higher value services to customers, demand and expectations for a highly reliable yet flexible network have also risen significantly. By constantly sharpening the company's operating efficiency and cost base, the Group's professional telecommunications team will continue its efforts to enhance the company's performance to meet such rising expectations as well as to penetrate the market with productivity and speed.

Fixed Line Coverage


Sha Tin
Tsuen Wan
Tai Wai
Kwai Shing
Kowloon
Tsing Yi
Kwai Chung
Lai Chi Kok
Pak Tin
Sham Shui Po
Lok Fu
Wong Tai Sin
Tai Kok Tsui
Mongkok
Kowloon City
Kowloon Bay
Homantin
Ngau Tau Kok
Kwun Tong
Jordan
Hung Hom
Tsim Sha Tsui
Yau Tong
North Point
Sheung Wan
Central
Admiralty
Causeway Bay
Quarry Bay
Shau Kei Wan
Wanchai
Chai Wan
Hong Kong
Aberdeen
Existing Coverage in 2001
Forthcoming Coverage

MANAGEMENT DISCUSSION AND ANALYSIS

(I) Review of 2001 Results and Segmental Performance

The Group reported a profit attributable to shareholders of HK$2,519 million for the year, compared to a restated profit of HK$2,494 million in 2000, an increase of 1%. Earnings per share were HK$1.03, compared to HK$1.02 recorded last year.

Turnover for the year under review was HK$11,725 million, a decrease of 2% from HK$12,023 million last year. In spite of the difficult economic environment, the Group has continued to report consistent and robust growth in its CME (Communications, Media and Entertainment) business segment, which achieved total revenue of HK$3,157 million in 2001, an increase of HK$544 million or 21%, as a result of increase in revenue from Pay TV, Internet multimedia and telecommunication services.

Internet revenue grew by HK$227 million or tripled with the rapid growth in Broadband subscribers being the driving force while Pay TV revenue grew by only HK$54 million or 4%. The combined impact of continued growth in Pay TV and Internet related subscribers of the i-CABLE group increased its group revenue by 17% to HK$1,931 million. Wharf New T&T increased its telecommunication revenue by 34% to HK$1,089 million as revenue from fixed-line telephony services increased by 75% to HK$703 million and accounted for 65% of its total revenue. Although operating in lacklustre market conditions, the Property Investment segment also managed to report revenue growth of 8% to HK$3,889 million as a result of the pick up of new tenants for newly marketed properties at Gateway Tower 6, Gateway Apartments, Beijing Capital Times Square and Shanghai Times Square during 2001 which was encouraging. The Logistics segment reported a slight revenue reduction of 3% to HK$3,348 million. The significant reduction in property sales has contributed to the decrease of the Group's total revenue growth for the year under review.

Operating profit before depreciation, amortisation, interest and tax ("EBITDA") for the year under review was HK$6,138 million, representing a decrease of HK$437 million, or 7% from HK$6,575 million in 2000. Depreciation and amortisation for the year was HK$1,086 million (including the amortisation of goodwill of HK$22 million), increased slightly by 5% over last year.

Operating profit before borrowing costs for the year was HK$5,052 million, a decrease of 9% from HK$5,543 million in 2000 as a result of the mixed performance among the Group's business segments. The CME segment's operating results recorded significant growth of HK$254 million to HK$312 million, compared with a marginal profit of HK$58 million in 2000. The i-CABLE group improved its operating profit by HK$187 million to HK$180 million due to rapid revenue growth coupled with disciplined cost control. Wharf New T&T recorded a turnaround profit of HK$8 million from loss of HK$68 million in 2000. Operating profit of Property Investment segment increased by 7% to HK$2,736 million. Contributions from the Logistics segment decreased marginally while the Property Development segment recorded an operating loss of HK$88 million, compared with a profit of HK$198 million which was mainly derived from the sale of Serenade Cove units in 2000. The operating profit from Investment segment decreased significantly from HK$874 million in 2000 to HK$308 million in 2001 mainly due to a net loss of HK$290 million on disposal of investment securities and interests in associates recorded in 2001 compared with a profit of HK$776 million in 2000.

Net borrowing costs charged for the year were HK$1,106 million, decreased substantially from HK$1,593 million incurred in 2000 as a result of interest rate cuts during the year. The charge was after capitalisation of HK$189 million for the current year under review compared to HK$346 million in 2000. Net operating profit for the year is HK$3,946 million, similar to last year's level.

Net other charges in 2001 amounted to HK$99 million, compared to HK$136 million in 2000. Net other charges in 2001 represented net provisions for impairment in value of non-trading securities of HK$438 million partly set off by the net write-back of provisions of HK$339 million for properties for development and for sale. The net provisions of HK$438 million include a deficit of HK$358 million transferred from the investments revaluation reserves of which HK$343 million was brought forward from previous years in accordance with the Group's accounting policy on accounting for investments in securities. In 2000, provisions for impairment of non-trading securities and provisions for properties under development and for sale amounted to HK$37 million and HK$99 million respectively.

The share of losses of associates was HK$281 million compared to HK$154 million in 2000. The attributable losses in both years were mainly the results of the impairment provisions made by an associate in respect of a property development, namely, Bellagio.

The Group's profit before taxation was HK$3,566 million, decreased slightly from last year's profit before taxation of HK$3,660 million.

The taxation charge for the year under review was HK$403 million compared to HK$435 million for 2000.

Minority interests were HK$644 million compared to HK$731 million for 2000.

(II) Liquidity and Financial Resources

As at December 31, 2001, the Group's shareholders' funds totalled HK$54,645 million, a decrease from HK$57,950 million at December 31, 2000 mainly due to the downward revaluation of the Group's investment and hotel property interests. On that basis, the consolidated net asset value of the Group at December 31, 2001 was HK$22.33 per share, compared to the restated net asset value of HK$23.69 per share at the end of 2000.

For the year under review, net cash generated from the Group's operating activities amounted to HK$4.5 billion. Other investing activities included expenditure of HK$3.9 billion mainly on purchases of fixed assets (comprising expenditure for broadcasting and communication equipment for the Group's communication business, development expenditure for the Container Terminal 9 and various property development projects), the purchase of an additional interest of 4.5% in Modern Terminals Limited and the placements of long term deposits. Included in receipts from investing activities is HK$3.1 billion arising mainly from repayments of net advances from associates, the disposal of the 26.7% interest in The Cross-Harbour (Holdings) Limited, net proceeds from disposals of investment securities and uplift of pledged deposits.

As at December 31, 2001, the ratio of net debt to total assets marginally increased to 23% from 22% at December 31, 2000. The Group's net debt slightly increased from HK$19.5 billion in 2000 to HK$19.8 billion in 2001. This was made up of HK$23.9 billion in debts less HK$4.1 billion in deposits, debt securities and cash. Included in the Group's net debts were loans of HK$992 million borrowed by non-wholly owned subsidiaries, Modern Terminals Limited and Harbour Centre Development Limited. These loans are non-recourse to the Company and other subsidiaries of the Group.

High liquidity was sustained in the banking market during 2001. Capitalising on this opportunity, the Group arranged an aggregate of HK$11.65 billion loan facilities to refinance a number of its loan facilities with a substantial reduction in interest costs and on more favourable terms such as longer maturities, more lenient covenants and the inclusion of revolving conditions. In addition, a HK$3.4 billion project loan facility relating to the development of Sorrento (Kowloon Station Package II), in which the Group has a 40% interest, has been completed at a lower interest margin to replace the previous facility of HK$2.2 billion. A project loan facility of HK$3.8 billion relating to the development of Bellagio (San Miguel Site), in which the Group has a one-third interest, was also completed in late 2001.

Excluding the project loans for Sorrento and Bellagio which are undertaken by the associates, the Group's available committed loan facilities and debt securities amounted to HK$34.2 billion and uncommitted facilities amounted to HK$2.5 billion. Total debt in the amount of HK$23.9 billion was outstanding at December 31, 2001. The maturity profile of the Group's total debt at December 31, 2001 is analysed as follows:

Debt Maturity	HK$ Billion	
Repayable within 1 year	6.9	29%
Repayable between 1 to 2 years	0.4	2%
Repayable between 2 to 3 years	10.3	43%
Repayable between 3 to 4 years	1.0	4%
Repayable between 4 to 5 years	2.6	11%
Repayable after 5 years	2.7	11%
– Secured	4.8	20%
– Unsecured	19.1	80%
Total	23.9	100%

As at December 31, 2001, the banking facilities of the Group were secured by mortgages over certain investment properties with carrying value of HK$19,171 million. At December 31, 2000, the banking facilities were secured by mortgages over investment properties of HK$20,413 million and other land and buildings of HK$910 million.

As the Group's debts are primarily denominated in Hong Kong and US dollars and the US dollars loans have been effectively swapped into Hong Kong dollar loans by forward exchange contracts, there is no significant exposure to foreign exchange rate fluctuations.

An analysis of the Group's total debts by currency at December 31, 2001 is shown as below:

	HK$ Billion
Hong Kong Dollar	16.0
United States Dollar	7.0
Other currencies	0.9
	23.9

The use of financial derivative products is strictly controlled. The majority of the derivative products entered into by the Group were used for management of the Group's interest rate exposures.

The Group maintained a reasonable level of surplus cash, which was denominated principally in Hong Kong and US dollars, to facilitate the Group's business and investment activities. As at December 31, 2001, the Group also maintained a portfolio of long term investments, primarily in blue-chip securities, with a market value of HK$1.0 billion.

(III) Employees

The Group has approximately 9,300 employees. Employees are remunerated according to nature of the job and market trends, with a built-in merit component incorporated in the annual increment to reward and motivate individual performance. Total staff costs for the year amounted to HK$1,987 million.

DISCLOSURE OF FURTHER CORPORATE INFORMATION

Set out below is information disclosed pursuant to the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"):

(A) Biographical Details of Directors and Senior Managers

(I) Directors

***Peter K C Woo**, GBS, JP, Chairman (Age: 55)*

Mr Woo has resumed the role of Chairman after having formerly served as Chairman of the Company from 1986 to 1994. He is also the chairman of Wheelock and Company Limited ("Wheelock") which is deemed under the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance") to have an interest in the share capital of the Company discloseable to the Company under the provisions of Part II of the SDI Ordinance.

Mr Woo was appointed a Justice of the Peace in 1993 and awarded the Gold Bauhinia Star in 1998 by the Hong Kong SAR Government. He has for many years been actively engaged in community and related services, both locally and in the international arena, and has held various Government appointments. He has been the Government-appointed chairman of the Hong Kong Trade Development Council since October 2000 and had served as the chairman of Hospital Authority from 1995 to 2000 and the council chairman of Hong Kong Polytechnic University from 1993 to 1997. He is currently the chairman of the Hong Kong Environment and Conservation Fund Committee set up in 1994 which he co-funded with the Government. He also served as a deputy chairman in 1991 to Prince of Wales Business Leaders Forum, as a member of the International Advisory Council of J.P. Morgan Chase & Co., National Westminster Bank, Banca Nazionale del Lavoro, Elf Aquitaine of France and General Electric of America. He has received Honorary Doctorates from various universities in the USA, Australia and Hong Kong.

***Gonzaga W J Li**, Senior Deputy Chairman (Age: 72)*

Mr Li joined Wharf in 1980 as a Director and was appointed as general manager in 1982. He became Deputy Chairman and Managing Director in 1989. He was appointed Chief Executive in September 1992 and became Chairman in 1994. He relinquished the title of Chairman and Chief Executive and assumed the title of Senior Deputy Chairman of the Company in April 2002. Mr Li is also the senior deputy chairman of Wheelock and the chairman of Harbour Centre Development Limited ("HCDL"), New Asia Realty and Trust Company, Limited ("New Asia"), Wharf China Limited and Marco Polo Developments Limited ("MPDL") in Singapore and also a director of Joyce Boutique Holdings Limited ("Joyce"). Furthermore, he is a director of WF Investment Partners Limited ("WF Investment"), which, as well as Wheelock, are each deemed under the SDI Ordinance to have an interest in the share capital of the Company discloseable to the Company under the provisions of Part II of the SDI Ordinance.

***Stephen T H Ng**, Deputy Chairman and Managing Director (Age: 49)*

Mr Ng joined Wharf in 1981 and became a Managing Director in 1989. He has been a director and chief executive officer of i-CABLE Communications Limited ("i-CABLE") since 1999 and became its chairman in August 2001. He is also the deputy chairman of Wheelock and a director of Joyce. He serves as a member of the Hong Kong – United States Business Council. Furthermore, he is a director of WF Investment, which, as well as Wheelock are each deemed under the SDI Ordinance to have an interest in the share capital of the Company discloseable to the Company under the provisions of Part II of the SDI Ordinance.

***Paul Y C Tsui**, Executive Director (Age: 55)*

Mr Tsui has been an Executive Director of the Company since September 2000. Mr Tsui is also a director of Wheelock, HCDL, i-CABLE, Joyce and MPDL in Singapore, as well as being the group financial controller of the Company and Wheelock. Furthermore, he is a director of WF Investment, which, as well as Wheelock are each deemed under the SDI Ordinance to have an interest in the share capital of the Company discloseable to the Company under the provisions of Part II of the SDI Ordinance.

***David J Lawrence**, Executive Director (Age: 56)*

Mr Lawrence has been appointed as Executive Director of the Company with effect from April 22, 2002. He joined the Group in 1992 and spent one year with the Group in Hong Kong before transferring to a new appointment in 1993 to expand MPDL of which he is now the chief executive officer and managing director. He is a Fellow of The Hong Kong Institute of Surveyors, The Royal Institution of Chartered Surveyors, the Singapore Institute of Surveyors and Valuers and the Singapore Institute of Directors.

***Robert H Burns**, Director (Age: 72)*

Mr Burns has been a Director of the Company since 1995. He is one of the founders of the Regent Hotels group and is also the chairman of Robert H Burns Holdings Limited.

***Vincent K Fang**, Director (Age: 58)*

Mr Fang has been a Director of the Company since 1993. He is the chief executive officer of Toppy Co. (HK) Ltd., a director of Fantastic Garments Limited and also the chairman of the Association of Better Business & Tourism Services.

***Hans M Jebsen**, BBS, Director (Age: 45)*

Mr Jebsen has been a Director of the Company since September 2001. He is the chairman of Jebsen & Co. Ltd. and also a director of Hysan Development Co., Ltd. He currently holds a number of public offices, namely, the vice-president of World Wide Fund for Nature Hong Kong, an honorary fellow and member of the Corporate Advisory Board of the Hong Kong University of Science & Technology, the chairman of WTO Working Group of the Hong Kong General Chamber of Commerce, as well as being a member of World Wide Fund for Nature International Board of Trustees, Hong Kong European Union Business Co-operation Committee of the Hong Kong Trade Development Council, Advisory Board of the Hong Kong Red Cross, Pacific Basin Economic Council and Asian Cultural Council. He was awarded the Bronze Bauhinia Star of the Hong Kong SAR in 2001.

***Christopher P Langley**, OBE, Director (Age: 57)*

Mr Langley has been a Director of the Company since August 2001. He began his career with HSBC group in 1961. He was appointed an executive director of The Hongkong and Shanghai Banking Corporation Ltd. in 1998 and retired from the HSBC Group in February 2000. He is now a director of Winsor Properties Holdings Ltd., Lei Shing Hong Ltd. and Techtronic Industries Co. Ltd. He was awarded an OBE in 1996.

***Quinn Y K Law**, Director (Age: 49)*

Mr Law has been a Director of the Company since 1998. He is also a director of Wheelock, which is deemed under the SDI Ordinance to have an interest in the share capital of the Company discloseable to the Company under the provisions of Part II of the SDI Ordinance.

***Arthur K C Li**, GBS, JP, Director (Age: 56)*

Professor Li has been a Director of the Company since October 2001. He is the vice-chancellor of The Chinese University of Hong Kong since 1996. He was formerly the foundation professor of surgery and the chairman of the department as well as dean of the faculty of medicine at The Chinese University of Hong Kong. He is also a non-executive director of The Bank of East Asia Limited, The China Mobile (Hong Kong) Limited and Henderson Cyber Limited as well as serving as the non-executive chairman of the Regal Hotel Group plc.

***K H Leung**, Director (Age: 57)*

Mr Leung has been a Director of the Company since 1998. He is also the finance director of Wheelock and a director of New Asia. Furthermore, he is a director of Diplock Holdings Limited and WF Investment, which, as well as Wheelock, are each deemed under the SDI Ordinance to have an interest in the share capital of the Company discloseable to the Company under the provisions of Part II of the SDI Ordinance.

***Ian H Melrose**, Director (Age: 62)*

Mr Melrose has been a Director of the Company since 1996. He is also the vice chairman of COL Limited.

***T Y Ng**, Director (Age: 54)*

Mr Ng has been a Director of the Company since 1998. He is also a director of Wheelock, HCDL, Joyce, New Asia, Realty Development Corporation Limited and MPDL in Singapore. Furthermore, he is a director of WF Investment, which, as well as Wheelock, are each deemed under the SDI Ordinance to have an interest in the share capital of the Company discloseable to the Company under the provisions of Part II of the SDI Ordinance.

***James E Thompson**, Director (Age: 62)*

Mr Thompson has been a Director of the Company since September 2001. He established his company, Crown Worldwide, in Japan in 1965. He is the chairman of the American Chamber of Commerce in Hong Kong and he also serves on the Hong Kong – United States Business Council, the Hong Kong Japan Business Co-operation Committee, and the Hong Kong Korea Business Roundtable.

(II) Senior Management

Various businesses of the Group are respectively under the direct responsibility of the Chairman, the Senior Deputy Chairman, the Deputy Chairman and Managing Director, and the other two Directors holding executive offices of the Company as named under (A)(I) above. Only those five Directors are regarded as members of the Group's senior management.

(B) Pension Schemes

Set out below are certain particulars regarding pension schemes operated by the Group:

(I) Nature of Schemes

The Group currently operates a number of pension schemes. The schemes are available to the employees of the Group. The assets of the schemes are held separately by independently administered funds.

(II) Funding of the Principal Schemes

The Group's principal defined contribution schemes are funded by contributions from employees and employers. The employees and employers contribute respectively to the schemes sums which represent percentages of the employees' salaries as defined under the relevant trust deeds.

The Group's principal defined benefit schemes are funded by contributions from the employers which are in accordance with recommendations made by the actuaries based on their valuation.

(III) Forfeited Contributions

For the defined contribution scheme, the contributions are expensed as incurred and may be reduced by contributions forfeited by those employees who have left the scheme prior to vesting fully in the contributions.

(IV) Cost of all Schemes

The Group's total retirement costs charged to profit and loss account during the year ended December 31, 2001 amounted to HK$103 million after a forfeiture of the Group's contributions of HK$10 million.

Note: *The total employers' pension cost in respect of all pension schemes of the Group, including the cost related to the Mandatory Provident Fund which is not operated by the Group, charged to profit and loss account during the year ended December 31, 2001 amounted to HK$124 million.*

(V) Results of Valuation

The outline of results of valuation of the Group's principal defined benefit schemes are set out below:

Name of valuers	Method of valuation	Date of valuation	Adopted salary increase	Adopted investment return	Funding ratio
a) HSBC Life	Individual Entry Age Normal Cost Method	April 30, 2001	6%	7%	104%
b) Watson Wyatt Hong Kong Limited	Attained Age Method	December 31, 2001	0% for 2002 2% for 2003/04 4% for 2005 and thereafter	4.5%	91.8%

(C) Executive Share Incentive Scheme (the "Scheme") of the Company

(I) *Summary of the Scheme*

(a) Purpose of the Scheme:

To give executives of the Group the opportunity of acquiring an equity participation in the Company, to continue to provide them with the motivation and incentive to give their best contribution towards the Company's continued growth and success.

(b) Participants of the Scheme:

Any employee of the Company or any of its subsidiary holding an executive, managerial, supervisory or similar position, including a Director of the Company or any of its subsidiary holding executive office, who accepts the offer of the grant of an option in accordance with the terms of the Scheme.

(c) (i) Total number of ordinary shares of HK$1 each in the capital of the Company (the "Shares") available for issue under the Scheme as at December 31, 2001:

122,337,731

(ii) Percentage of the issued share capital that it represents as at December 31, 2001:

5%

(d) Maximum entitlement of each participant under the scheme as at December 31, 2001:

Not more than:

(i) 10% of the maximum number of Shares available for subscription under the terms of the Scheme; or

(ii) in terms of amount of the aggregate subscription price, such amount of aggregate subscription price in respect of all the Shares for which an employee is granted options in any financial year as would exceed five times his or her gross annual remuneration.

(e) Period within which the Shares must be taken up under an option:

Within ten years from the date on which the option is granted or such shorter period as the Board of Directors may approve.

(f) Minimum period for which an option must be held before it can be exercised:

One year from the date on which the option is granted.

(g) (i) Price payable on application or acceptance of the option:

HK$1.00

(ii) The period within which payments or calls must or may be made or loans of such purposes must be repaid:

7 days after the offer date of an option.

(h) Basis of determining the exercise price:

Pursuant to rule 17.03 (9) of the Listing Rules, the exercise price must be at least the higher of:

(i) the closing price of the Shares as stated in the Stock Exchange's daily quotations sheet on the date of grant, which must be a business day; and

(ii) the average closing price of the Shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant.

(i) the remaining life of the scheme:

6 years

(II) Details of share options granted

Details of share options granted to Directors of the Company are set out in the section headed "Directors' interests in shares" in the Report of the Directors.

Particulars, and movements during the financial year, of the Company's outstanding share options, which were granted to 21 employees (including all those Directors who were granted share options) working under employment contracts that are regarded as "continuous contracts" for the purposes of the Employment Ordinance, are as follows:

	Date Granted (DD/MM/YY)	No. of outstanding share options as at 1/1/2001	No. of share options exercised during the financial year	No. of outstanding share options as at 31/12/2001	Period during which rights exercisable (DD/MM/YY)	Price per share to be paid on exercise of options (HK$)	Consideration paid for the options granted (HK$)
(i)	Aug. 13, 1991	200,000	(200,000)	–	13/08/1994 to 12/08/2001	9.50	1.00
(ii)	Apr. 16, 1992	930,000	(250,000)	680,000	13/04/1995 to 12/04/2002	12.00	1.00
(iii)	Jun. 22, 1993	1,853,000	(30,000)	1,823,000	17/06/1996 to 16/06/2003	19.00	1.00
(iv)	Aug. 1, 1996	330,000	–	330,000	01/08/2002 to 31/07/2003	25.00	1.00
(v)	Aug. 1, 1996	440,000	–	440,000	01/08/2005 to 31/07/2006	25.00	1.00
		3,753,000	(480,000)	3,273,000			

A total of 480,000 ordinary shares were subscribed by the employees (including all those Directors who were granted share options) who exercised their options and no share option was cancelled or lapsed during the financial year. Apart from the Directors and employees mentioned above, no option was granted to any other categories of participants as stated in rule 17.07 of the Listing Rules.

(D) Major Customers & Suppliers

For the year ended December 31, 2001:

(I) the aggregate amount of purchases (not including the purchases of items which are of a capital nature) attributable to the Group's five largest suppliers represented less than 30% of the Group's total purchases; and

(II) the aggregate amount of turnover attributable to the Group's five largest customers represented less than 30% of the Group's total turnover.

(E) Directors' Interests in Competing Business

Set out below is information disclosed pursuant to paragraph 8.10 of the Listing Rules of the Stock Exchange.

Seven Directors of the Company, namely, Messrs P K C Woo, G W J Li, S T H Ng, P Y C Tsui, K H Leung, Q Y K Law and T Y Ng, being also directors of the Company's substantial shareholder, Wheelock, and/or subsidiaries of Wheelock, are considered as having an interest in Wheelock under paragraph 8.10 of the Listing Rules.

Ownership of property for letting and development of properties for sale and/or investment carried on by Wheelock and subsidiaries of Wheelock constitute competing businesses of the Group.

The ownership of commercial premises by the Wheelock group for rental purposes is considered as competing with the commercial premises owned by the Group. Since the Group's commercial premises are not in the vicinity of those owned by the Wheelock group's and are targeted at different customers and would attract different tenants compared to those of the Wheelock group, the Group considers that its interest regarding the business of owning and letting of commercial premises is adequately safeguarded.

The development of properties for sale and/or investment purposes by the Wheelock group is also considered as a competing business of the Group. However, the Group itself has under its own employment a strong and independent property development team. The Group is therefore capable of carrying on its property development business independently of the Wheelock group.

For safeguarding the interests of the Group, the independent non-executive Directors and the Audit Committee of the Company would on a regular basis review the business and operational results of the Group to ensure, *inter alia*, that the Group's development of properties for sale and/or investment and property leasing businesses are and continue to be run on the basis that they are independent of, and at arm's length from, those of the Wheelock group.

(F) Disclosure of Connected Transaction

Pursuant to a Sale and Purchase Agreement and a Sale of Loan Agreement (together, the "Agreements") entered into on July 18, 2001, a wholly-owned subsidiary of the Company agreed to acquire from a wholly-owned subsidiary of Wheelock and Company Limited ("Wheelock") a 100% effective interest in several sites at Yau Tong (the "Properties"). As the Company is a 48%-owned associate of Wheelock, the transaction constituted a connected transaction for the Company under the Listing Rules.

The Properties represent a 34.06% share in a joint venture with various independent third parties, established for a large scale development project. In-principle approval has been obtained from the Town Planning Board for development of the lots into GFA of approximately 10.8 million square feet. The Properties will be injected into a joint venture company in which the Group will have an effective interest of 15.6% if the proposed development is finalised.

The consideration for the acquisition of the Properties was approximately HK$753 million which was paid upon signing of the Agreements.

The Company considered its long term investment property portfolio has reached an optimal size, and it is essential for the Company to sustain its property development business by replenishing its depleting development landbank as and when opportunities arise.

(G) Compliance with Code of Best Practice

The Company has complied throughout the year the Code of Best Practice as set out in Appendix 14 of the Listing Rules on the Stock Exchange. Nevertheless, a connected transaction as described in the preceding paragraph, being a matter involving conflict of interest of the Company's substantial shareholder, namely, Wheelock, was approved by resolutions in writing of the Directors of the Company (being technically as valid as and equivalent to resolutions passed at a Directors' meeting), and not approved by resolutions passed at a full board meeting of the Company as stipulated under paragraph 11 of the abovementioned Code of Best Practice.

REPORT OF THE DIRECTORS

The Directors have pleasure in submitting their Report and the Audited Statement of Accounts for the financial year ended December 31, 2001.

PRINCIPAL ACTIVITIES AND TRADING OPERATIONS

The principal activity of the Company is investment holding and those of its principal subsidiaries are set out on pages 108 and 109.

During the financial year, more than 90% of the trading operations of the Company and its subsidiaries in terms of both turnover and operating profit were carried on in Hong Kong. An analysis of the principal activities of the trading operations of the Company and its subsidiaries during the financial year is set out in Note 3 to the Accounts on page 84.

SUBSIDIARIES

Particulars of the Company's principal subsidiaries at December 31, 2001 are set out on pages 108 and 109.

RESULTS, APPROPRIATIONS AND RESERVES

The results of the Group and appropriations of profits for the financial year ended December 31, 2001 are set out in the Consolidated Profit and Loss Account on page 65.

Movements in reserves during the financial year are set out in Note 26 to the Accounts on pages 98 to 101.

FINANCIAL SUMMARY

A summary of the results and of the assets and liabilities of the Group for the last ten financial years is given on pages 114 and 115.

DIVIDENDS

An interim dividend of 28 cents per share was paid on November 2, 2001. The Directors now recommend the payment on July 8, 2002 of a final dividend of 50 cents per share in respect of the financial year ended December 31, 2001, payable to shareholders on record as at June 7, 2002. This recommendation has been disclosed in the Accounts.

SHARE CAPITAL

During the year, upon exercises by certain grantees of options granted under the Company's Executive Share Incentive Scheme, a total of 480,000 ordinary shares of HK$1.00 each of the Company, credited as fully paid, were allotted and issued by the Company, of which 200,000 shares were issued at a price of HK$9.50 per share, 250,000 shares at a price of HK$12.00 per share and 30,000 shares at a price of HK$19.00 per share.

FIXED ASSETS

Movements in fixed assets during the financial year are set out in Note 12 to the Accounts on pages 91 to 93.

BANK LOANS, OVERDRAFTS AND OTHER BORROWINGS

Particulars of all bank loans, overdrafts and/or other borrowings of the Company and the Group as at December 31, 2001 repayable on demand or within a period not exceeding one year are set out in Note 24 to the Accounts on page 97. Particulars of all other bank loans and certain other borrowings as at December 31, 2001 which would fall due for repayment after a period of one year are set out in Note 27 to the Accounts on pages 102 and 103.

Set out below is information regarding certain borrowings of the Group outstanding as at December 31, 2001, all in the form of debt securities issued by wholly-owned subsidiaries of and guaranteed by the Company:

	Name of Subsidiary/Borrower	Description of Debt Securities Issued	Outstanding Principal Amount
(1)	Wharf International Finance Limited	US$ Guaranteed Notes due 2004	US$200 Million
		US$ Guaranteed Series A Notes due 2007	US$350 Million
(2)	Wharf Treasury (1995) Limited	HK$ Floating Rate Notes due 2002	HK$1,417 Million
(3)	Fast Lane Investments Limited	HK$ Guaranteed Notes due 2004	HK$500 Million

INTEREST CAPITALISED

The amount of interest (all being borrowing costs) capitalised by the Group during the financial year is set out in Note 5 to the Accounts on page 86.

DONATIONS

The Group made donations during the financial year totalling HK$2.1 million.

DIRECTORS

The Directors of the Company during the financial year were Messrs G W J Li, R H Burns, V K Fang, J T Hung, H M Jebsen (appointed on September 1, 2001), C P Langley (appointed on August 1, 2001), Q Y K Law, K H Leung, I H Melrose, S T H Ng, T Y Ng, J E Thompson (appointed on September 1, 2001), P Y C Tsui and Professor A K C Li (appointed on October 16, 2001).

Subsequent to the year end, Mr J T Hung resigned from the Board as an Executive Director of the Company with effect from February 1, 2002. *(Subsequent Note: Mr P K C Woo has resumed as Chairman of the Company, and Mr G W J Li has relinquished the title of Chairman and Chief Executive and also assumed the title of Senior Deputy Chairman, all with effect from April 1, 2002. Mr D J Lawrence was appointed a Director and was also designated as an Executive Director, effective April 22, 2002.)*

Mr H M Jebsen, Mr C P Langley, Professor A K C Li and Mr J E Thompson, being appointed as Directors of the Company after the last Annual General Meeting, are due to retire from the Board in accordance with Article 94 of the Company's Articles of Association, and Mr G W J Li and Mr I H Melrose are also due to retire from the Board by rotation in accordance with Article 103(A), at the forthcoming Annual General Meeting. Mr I H Melrose has decided not to seek re-election at the forthcoming Annual General Meeting. The other retiring Directors, being eligible, offer themselves for re-election.

With the exception of the Chairman and those Directors holding executive offices of the Company (who are all not subject to retirement by rotation under the provisions of the Company's Articles of Association) together with Messrs G W J Li, H M Jebsen, C P Langley, I H Melrose, J E Thompson and Professor A K C Li (who are due to retire from the Board at the forthcoming Annual General Meeting as mentioned above), the remaining five present Directors would continue to serve on the Board for a term of one to two years until they become due to retire from the Board by rotation in 2003 or 2004 in accordance with Article 103(A) of the Company's Articles of Association.

None of the Directors has a service contract with the Company or any of its subsidiaries which is not determinable by the employer within one year without payment of compensation.

DIRECTORS' INTERESTS IN SHARES

At December 31, 2001, Directors of the Company had the following beneficial interests in the securities of the Company and of two subsidiaries of the Company, namely, i-CABLE Communications Limited ("i-CABLE") and Wharf International Finance Limited ("Wharf International Finance"):

	Quantity held	Nature of Interest
The Company – Ordinary Shares		
Mr Gonzaga W J Li	686,549	Personal interest
Mr Robert H Burns	17,000	Personal interest
Mr Stephen T H Ng	430,057	Personal interest
Mr T Y Ng	178,016	Personal interest
i-CABLE – Ordinary Shares		
Mr Stephen T H Ng	750,000	Personal interest
Wharf International Finance – US$ Guaranteed Series A Notes due 2007		
Mr Ian H Melrose	US$300,000	Personal interest

Directors of the Company held the following personal interests as at December 31, 2001 in options to subscribe for shares of the Company granted under the Executive Share Incentive Scheme (the "Scheme") of the Company:

Name of Directors		No. of ordinary shares	Date granted	Period during which rights exercisable (Day/Month/Year)	Price per share to be paid on exercise of option	Consider-ation paid for the options granted
Mr Gonzaga W J Li	(i)	210,000	June 22, 1993	17/6/1997 to 16/6/2003	HK$19.00	HK$1
Mr Quinn Y K Law	(i)	100,000	June 22, 1993	17/6/1996 to 16/6/2003	HK$19.00	HK$1
Mr Stephen T H Ng	(i)	500,000	Apr. 16, 1992	13/4/1995 to 12/4/2002	HK$12.00	HK$1
	(ii)	200,000	June 22, 1993	17/6/1996 to 16/6/2003	HK$19.00	HK$1
Mr T Y Ng	(i)	100,000	June 22, 1993	17/6/1996 to 16/6/2003	HK$19.00	HK$1

During the financial year, Mr Stephen T H Ng exercised options under the Scheme to subscribe for a total of 200,000 ordinary shares of the Company at an exercise price of HK$9.50 per share, and Mr T Y Ng exercised options under the Scheme to subscribe for a total of 250,000 ordinary shares of the Company at an exercise price of HK$12.00 per share.

Save as disclosed above, as recorded in the register kept by the Company under section 29 of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance") in respect of information required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the SDI Ordinance or to the Model Code for Securities Transactions by Directors of Listed Companies:

(i) there were no interests held as at December 31, 2001 by any Directors and Chief Executive of the Company in securities of the Company and its associated corporations (within the meaning of the SDI Ordinance), and

(ii) there existed during the financial year no rights to subscribe for equity or debt securities of the Company which were held by any Directors or Chief Executive of the Company or any of their spouses or children under 18 years of age nor had there been any exercises during the financial year of any such rights by any of them.

SUBSTANTIAL SHAREHOLDERS' INTERESTS

Given below are the names of all parties which were, directly or indirectly, interested in 10% or more of the nominal value of the share capital of the Company and the respective relevant numbers of shares in which they were, and/or were deemed to be, interested as at December 31, 2001 as recorded in the register kept by the Company under section 16(1) of the SDI Ordinance:

	Names	No. of Ordinary Shares
(i)	Diplock Holdings Limited	1,050,087,051
(ii)	WF Investment Partners Limited	1,069,456,184
(iii)	Wheelock and Company Limited	1,241,430,213
(iv)	Bermuda Trust (Guernsey) Limited	1,241,430,213

Note: *For the avoidance of doubt and double counting, it should be noted that duplication occurs in respect of all of the above-stated shareholdings to the extent that the shareholdings stated against parties (i) above is entirely duplicated or included in the shareholdings stated against party (ii) above, with the same duplication of the shareholdings in respect of (ii) in (iii) and that the shareholdings stated against parties (iii) and (iv) above represent the same block of shares; all of the abovenamed parties were deemed to be interested in the relevant shareholdings under the SDI Ordinance as at December 31, 2001.*

INTERESTS IN CONTRACTS

No contract of significance in relation to the Company's business to which the Company or any of its subsidiaries was a party and in which a Director had a material interest, whether directly or indirectly, subsisted at the end of the financial year or at any time during the financial year.

MANAGEMENT CONTRACTS

No contracts for the management and administration of the whole or any substantial part of any business of the Company were entered into or existed during the financial year.

ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES

At no time during the financial year was the Company or any of its subsidiaries a party to any arrangements to enable the Directors of the Company to acquire benefits by means of acquisition of shares in or debentures of the Company or any other body corporate, with the exception of the options to subscribe for ordinary shares of the Company and i-CABLE Communications Limited ("i-CABLE") granted under the Company's Executive Share Incentive Scheme and i-CABLE's Share Option Scheme to certain executives of the Company or its subsidiaries and certain employees of i-CABLE or its subsidiaries respectively, some of whom were Directors of the Company during the year.

Under the rules of the two schemes (subject to any such restrictions or alterations as may be prescribed or provided under the Listing Rules of the Stock Exchange from time to time in force), shares of the Company and i-CABLE would be issued at such prices, not being less than 90% and 80% of their respective average closing prices on the Stock Exchange for the five trading days immediately preceding the date of offer of the options, and the relevant options would be exercisable during such periods, not being beyond the expiration of 10 years from the date of grant, as determined by the boards of directors of the Company and i-CABLE respectively.

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any listed securities of the Company during the financial year.

AUDITORS

The Accounts now presented have been audited by KPMG, Certified Public Accountants, who retire and being eligible, offer themselves for re-appointment.

By Order of the Board
Wilson W S Chan
Secretary

Hong Kong, March 18, 2002

REPORT OF THE AUDITORS

TO THE SHAREHOLDERS OF THE WHARF (HOLDINGS) LIMITED

(INCORPORATED IN HONG KONG WITH LIMITED LIABILITY)

We have audited the accounts on pages 65 to 109 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Hong Kong Companies Ordinance requires the Directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and of the Group as at December 31, 2001 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants

Hong Kong, March 18, 2002

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For The Year Ended December 31, 2001

	Note	2001 HK$ Million	2000 HK$ Million Restated
Turnover	3	**11,725**	12,023
Other net (loss)/income	4	**(290)**	776
		11,435	12,799
Direct costs and operating expenses		**(4,314)**	(5,269)
Selling and marketing expenses		**(490)**	(451)
Administrative and corporate expenses		**(493)**	(504)
Operating profit before depreciation, amortisation, interest and tax		**6,138**	6,575
Depreciation and amortisation		**(1,086)**	(1,032)
Operating profit	3	**5,052**	5,543
Borrowing costs	5	**(1,106)**	(1,593)
Net operating profit		**3,946**	3,950
Net other charges	6	**(99)**	(136)
Share of profits less losses of associates		**(281)**	(154)
Profit before taxation		**3,566**	3,660
Taxation	7(c)	**(403)**	(435)
Profit after taxation		**3,163**	3,225
Minority interests		**(644)**	(731)
Profit attributable to shareholders	8	**2,519**	2,494
Dividends attributable to the year	9		
Interim dividend declared during the year		**685**	685
Final dividend proposed after the balance sheet date		**1,223**	1,223
		1,908	1,908
Earnings per share			
Basic	10	**HK$1.03**	HK$1.02
Diluted	10	**HK$1.03**	HK$1.02

The notes on pages 73 to 109 form part of these accounts.

CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES

For The Year Ended December 31, 2001

	Note	2001 HK$ Million	2000 HK$ Million Restated
(Deficit)/surplus on revaluation of investment properties	26	**(4,361)**	2,216
(Deficit)/surplus on revaluation of hotel and club properties	26	**(244)**	89
Deficit on revaluation of non-trading securities	26	**(85)**	(67)
Share of (deficit)/surplus on revaluation of non-trading securities of associates	26	**(2)**	3
Others	26	**6**	(26)
Net (losses)/gains not recognised in the consolidated profit and loss account		**(4,686)**	2,215
Profit attributable to shareholders (2000: previously reported $2,480 million now restated) (Note 11)		**2,519**	2,494
Investments revaluation reserves transferred to the profit and loss account on impairment in value of non–trading securities			
– by Company/subsidiaries	6 & 26	**358**	–
– by associates	26	**–**	13
Investments revaluation reserves transferred to the profit and loss account on disposal of non-trading securities			
– by Company/subsidiaries	26	**107**	(791)
– by associates	26	**(2)**	16
Goodwill transferred to the profit and loss account on disposal of subsidiaries and associates	26	**301**	51
		3,283	1,783
Total recognised (losses)/gains		**(1,403)**	3,998
Net goodwill movement dealt with in reserves (2000: previously reported $115 million now restated) (Note 11)	26	**–**	118
		(1,403)	4,116

The notes on pages 73 to 109 form part of these accounts.

CONSOLIDATED BALANCE SHEET

At December 31, 2001

	Note		2001 HK$ Million		2000 HK$ Million Restated
Non-current assets					
Fixed assets					
Investment properties			**57,147**		60,333
Other properties, plant and equipment			**17,298**		16,904
	12		**74,445**		77,237
Goodwill	14		**419**		–
Long term deposits	15		**468**		–
Interest in associates	16		**3,389**		4,972
Long term investments	17		**1,088**		1,901
Deferred debtors	18		**485**		433
Deferred items	19		**533**		570
			80,827		85,113
Current assets					
Inventories	20	**2,882**		3,257	
Trade and other receivables	21	**1,101**		939	
Pledged deposits	22	**288**		981	
Listed debt securities		**514**		–	
Deposits and cash		**2,852**		2,213	
		7,637		7,390	
Current liabilities					
Trade and other payables	23	**(5,125)**		(6,781)	
Short term loans and overdrafts	24	**(6,874)**		(5,846)	
Taxation	7(d)	**(182)**		(266)	
		(12,181)		(12,893)	
Net current liabilities			**(4,544)**		(5,503)
Total assets less current liabilities			**76,283**		79,610
Capital and reserves					
Share capital	25	**2,447**		2,446	
Reserves	26	**52,198**		55,504	
			54,645		57,950
Minority interests			**3,730**		4,026
Non-current liabilities					
Long term loans	27	**17,019**		16,852	
Deferred taxation	28	**467**		478	
Other deferred liabilities	29	**422**		304	
			17,908		17,634
Total equity and non-current liabilities			**76,283**		79,610

The notes on pages 73 to 109 form part of these accounts.

Gonzaga W J Li
Director

Paul Y C Tsui
Director

COMPANY BALANCE SHEET

At December 31, 2001

	Note		2001 HK$ Million		2000 HK$ Million Restated
Non-current assets					
Investments in subsidiaries	13		**12,802**		14,645
Deferred debtors	18		**381**		381
			13,183		15,026
Current assets					
Trade and other receivables		**81**		1	
Deposits and cash		**616**		53	
		697		54	
Current liabilities					
Trade and other payables		**(33)**		(1,558)	
Short term loans and overdrafts	24	**(314)**		(103)	
		(347)		(1,661)	
Net current assets/(liabilities)			**350**		(1,607)
Total assets less current liabilities			**13,533**		13,419
Capital and reserves					
Share capital	25		**2,447**		2,446
Reserves	26		**11,086**		10,973
Total equity			**13,533**		13,419

The notes on pages 73 to 109 form part of these accounts.

Gonzaga W J Li
Director

Paul Y C Tsui
Director

CONSOLIDATED CASH FLOW STATEMENT

For The Year Ended December 31, 2001

		2001 HK$ Million		2000 HK$ Million
Net cash inflow from operating activities (Note a)		**4,482**		5,499
Returns on investments and servicing of finance				
Interest paid	**(1,360)**		(1,995)	
Interest received	**246**		284	
Dividends received from associates	**14**		43	
Dividends received from investments in securities	**78**		164	
Dividends paid	**(1,908)**		(1,908)	
Dividends paid to minority shareholders	**(779)**		(545)	
Net cash outflow from returns on investments and servicing of finance		**(3,709)**		(3,957)
Taxation				
Hong Kong profits tax paid	**(490)**		(327)	
Overseas tax paid	**(5)**		(4)	
Tax paid		**(495)**		(331)
Investing activities				
Purchase of fixed assets	**(1,945)**		(1,456)	
Purchase of subsidiaries (Note b)	**(1,345)**		(1,266)	
Increase/(decrease) in investment in associates	**59**		(64)	
Purchase of non-trading securities	**(140)**		(1,710)	
Proceeds from sale of fixed assets	**37**		6	
Proceeds from disposal of a subsidiary (Note c)	**-**		175	
Placement of long term deposits	**(468)**		-	
Net uplift of pledged deposits	**693**		787	
Proceeds from disposals of associates	**596**		357	
Net repayment from/(advances to) associates	**938**		(314)	
Proceeds from sale of non-trading securities	**695**		5,052	
Repayment from deferred debtors	**37**		73	
Net cash (outflow)/inflow from investing activities		**(843)**		1,640
Net cash (outflow)/inflow before financing		**(565)**		2,851
Financing				
Proceeds from issue of ordinary share capital	**6**		1	
Net drawdown/(repayment) of long term loans	**6,421**		(3,940)	
Net repayment of short term loans and overdrafts	**(5,234)**		(3,131)	
Advances from minority interests	**5**		5	
Net cash inflow/(outflow) from financing (Note d)		**1,198**		(7,065)
Increase/(decrease) in cash and cash equivalents		**633**		(4,214)
Effect of foreign exchange rates		**(2)**		20
Cash and cash equivalents at January 1		**2,211**		6,405
Cash and cash equivalents at December 31		**2,842**		2,211
Analysis of the balance of cash and cash equivalents				
Deposits and cash		**2,852**		2,213
Bank loans, overdrafts and other loans		**(10)**		(2)
		2,842		2,211

CONSOLIDATED CASH FLOW STATEMENT continued

For The Year Ended December 31, 2001

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

a. Reconciliation of operating profit to net cash inflow from operating activities

	2001 HK$ Million	2000 HK$ Million
Operating profit	5,052	5,543
Interest income	(246)	(276)
Dividends receivable from investments in securities	(76)	(164)
Depreciation	946	912
Amortisation	140	120
Other provisions	(93)	203
Gain on disposal of a subsidiary (Note c)	–	(54)
Loss on sale of fixed assets	19	12
Other net loss/(income)	290	(776)
Exchange adjustments	13	(21)
Decrease/(increase) in properties held for sale	457	(248)
Decrease/(increase) in properties under development for sale	249	(102)
Increase in spare parts and consumables	(13)	(34)
Decrease in held-to-maturity securities	–	79
Increase in listed debt securities	(514)	–
(Increase)/decrease in trade and other receivables	(188)	316
(Decrease)/increase in trade and other payables	(1,591)	141
Increase in deferred items	(81)	(141)
Increase/(decrease) in other deferred liabilities	118	(11)
Net cash inflow from operating activities	4,482	5,499

b. Purchase of subsidiaries

	2001 HK$ Million	2000 HK$ Million
Net assets acquired		
Properties under development for sale	750	–
Associates	3	–
Minority interests	151	1,519
Goodwill/(negative goodwill)	441	(136)
	1,345	1,383
Satisfied by:		
Cash consideration	1,345	1,266
Consideration settled by net assets of a subsidiary disposed (Note c)	–	117
	1,345	1,383
Analysis of the net outflow of cash and cash equivalents in respect of the purchase of subsidiaries		
Cash consideration	1,345	1,266
Deposits and cash acquired	–	–
Net outflow of cash and cash equivalents in respect of the purchase of subsidiaries	1,345	1,266

c. Disposal of a subsidiary

	2001 HK$ Million	2000 HK$ Million
Net assets disposed of		
Current assets	-	296
Current liabilities	-	(1)
Minority interests	-	(57)
	-	238
Gain on disposal	-	54
	-	292
Satisfied by:		
Cash consideration received net of transaction costs	-	175
Net assets of a subsidiary acquired (Note b)	-	117
	-	292
Analysis of the net inflow of cash and cash equivalents in respect of the disposal of subsidiaries		
Cash consideration received net of transaction costs	-	175
Deposits and cash disposed of	-	-
Net inflow of cash and cash equivalents in respect of the disposal of subsidiaries	-	175

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT continued

d. Analysis of changes in financing during the year

	Share capital (including share premium) *HK$ Million*	Long term loans *HK$ Million*	Short term loans *HK$ Million*	Minority interests *HK$ Million*	Club debentures *HK$ Million*	Total *HK$ Million*
Balance at January 1, 2000						
– as previously reported	10,175	26,339	3,409	5,368	220	45,511
– prior period adjustment (Note 11b)	–	–	–	22	–	22
– as restated	10,175	26,339	3,409	5,390	220	45,533
Issue of shares for cash	1	–	–	–	–	1
Cash inflow/(outflow) from financing	–	(3,940)	(3,131)	5	–	(7,066)
Purchase of subsidiaries (Note b)	–	–	–	(1,519)	–	(1,519)
Disposal of subsidiaries (Note c)	–	–	–	(57)	–	(57)
Dividends paid to minority interests	–	–	–	(545)	–	(545)
Minority interests' share of capital and revenue reserves in subsidiaries	–	–	–	807	–	807
Exchange adjustments	–	19	–	1	–	20
Reclassification and other adjustments	–	(5,566)	5,566	(56)	–	(56)
Balance at December 31, 2000 and January 1, 2001	**10,176**	**16,852**	**5,844**	**4,026**	**220**	**37,118**
Issue of shares for cash	**6**	**–**	**–**	**–**	**–**	**6**
Cash inflow/(outflow) from financing	**–**	**6,421**	**(5,234)**	**–**	**–**	**1,187**
Purchase of subsidiaries (Note b)	**–**	**–**	**–**	**(151)**	**–**	**(151)**
Dividends paid to minority interests	**–**	**–**	**–**	**(779)**	**–**	**(779)**
Minority interests' share of capital and revenue reserves in subsidiaries	**–**	**–**	**–**	**629**	**–**	**629**
Reclassification and other adjustments	**–**	**(6,254)**	**6,254**	**5**	**–**	**5**
Balance at December 31, 2001	**10,182**	**17,019**	**6,864**	**3,730**	**220**	**38,015**

NOTES TO THE ACCOUNTS

1. PRINCIPAL ACCOUNTING POLICIES

a. Statement of compliance

These accounts have been prepared in accordance with all applicable Statements of Standard Accounting Practice and Interpretations issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These accounts also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the principal accounting policies adopted by the Group is set out below.

b. Basis of preparation of the accounts

The measurement basis used in the preparation of the accounts is historical cost modified by the revaluation of investment properties and hotel and club properties, and the marking to market of certain investments in securities as explained in the accounting policies set out below.

c. Basis of consolidation

i. Subsidiaries and controlled companies

A subsidiary, in accordance with the Hong Kong Companies Ordinance, is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half the voting power, or controls the composition of the board of directors. Subsidiaries are considered to be controlled if the Company has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

An investment in a controlled subsidiary is consolidated into the consolidated accounts, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Group, in which case, it is stated in the consolidated balance sheet at fair value with changes in fair value recognised in the same way as other investments in securities.

Intra-group balances and transactions, and any unrealised profits arising from intra-group transactions, are eliminated in full in preparing the consolidated accounts. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

In the Company's balance sheet, an investment in a subsidiary is stated at cost less any impairment losses (see note 1 (f)), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Company, in which case, it is stated at fair value with changes in fair value recognised in the same way as other investments in securities.

ii. Associates

An associate is a company in which the Group has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

An investment in an associate is accounted for in the consolidated accounts under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of the associate's net assets, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions that significantly impair its ability to transfer funds to the Group, in which case it is stated at fair value with changes in fair value recognised in the same way as other investments in securities. The consolidated profit and loss account reflects the Group's share of the post-acquisition results of the associates for the year, including any amortisation of positive or negative goodwill charged or credited during the year in accordance with note 1(c)(iii).

1. PRINCIPAL ACCOUNTING POLICIES continued

c. Basis of consolidation *continued*

ii. Associates continued

Unrealised profits and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. If there is evidence of impairment in value of the assets transferred, the unrealised losses will be recognised immediately in the consolidated profit and loss account.

iii. Goodwill/negative goodwill

The Group has adopted Statement of Standard Accounting Practice 30 "Business combinations" ("SSAP 30") issued by Hong Kong Society of Accountants with effect from January 1, 2001. In doing so the Group has relied upon the transitional provisions set out in SSAP 30 such that goodwill/negative goodwill arising on acquisition of a subsidiary or an associate by the Group prior to January 1, 2001, representing the excess/shortfall of the cost of investment over the appropriate share of the fair value of the identifiable assets and liabilities acquired, has been written off against/taken to capital reserves in the period in which it arose and has not been restated.

For acquisitions after January 1, 2001, goodwill is recognised as an asset and is amortised to the consolidated profit and loss account on a straight-line basis over its estimated useful life. Negative goodwill which relates to an expectation of future losses and expenses that are identified in the plan of acquisition and can be measured reliably, but which have not yet been recognised, is recognised in the consolidated profit and loss account when the future losses and expenses are recognised. Any remaining negative goodwill, but not exceeding the fair values of the non-monetary assets acquired, is recognised in the consolidated profit and loss account over the weighted average useful life of those non-monetary assets that are depreciable/amortisable. Negative goodwill in excess of the fair values of the non-monetary assets acquired is recognised immediately in the consolidated profit and loss account.

On disposal of a controlled subsidiary or an associate, any attributable amount of purchased goodwill not previously amortised through the consolidated profit and loss account or which has previously been dealt with as a movement on Group reserves is included in the calculation of the profit and loss on disposal.

The carrying amount of goodwill is reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists an impairment loss is recognised as an expense in the consolidated profit and loss account.

d. Fixed assets

i. Investment properties

Investment properties are defined as properties which are income producing and intended to be held for the long term. Such properties are included in the balance sheet at their open market value, which is assessed annually by external qualified valuers. Changes in the value of investment properties are dealt with as movements in the investment properties revaluation reserves. If the total of these reserves is insufficient to cover a deficit, on a portfolio basis, the excess of the deficit is charged to the consolidated profit and loss account. When a surplus arises on subsequent revaluation on a portfolio basis, it will be credited to the consolidated profit and loss account if and to the extent that a deficit on revaluation had previously been charged to the consolidated profit and loss account. On disposal of investment properties, the revaluation surplus or deficit previously taken to the investment properties revaluation reserves is included in calculating the profit or loss on disposal. Investment properties with an unexpired lease term of 20 years or less are stated at carrying value less accumulated depreciation.

1. PRINCIPAL ACCOUNTING POLICIES continued

d. Fixed assets continued

ii. Properties under or held for redevelopment

Properties under or held for redevelopment for investment purposes are stated at cost, including borrowing costs, or carrying value, less such provisions for impairment loss. These properties are reclassified as investment properties upon issue of the occupation permit.

In preparing these accounts, the Group has relied on the transitional provision set out in paragraph 80 of Statement of Standard Accounting Practice 17 "Property, Plant and Equipment" (revised) issued by the Hong Kong Society of Accountants with the effect that certain properties under or held for redevelopment for investment purposes owned by the Group at December 31, 1994 are stated at professional valuation as at that date plus subsequent capital expenditure at cost less provision for impairment loss. Such properties have not been revalued to their fair value at the balance sheet date and will not be revalued in future years until they are reclassified as investment properties upon completion of the redevelopment. Subsequent provisions for impairment loss will first be set off against the related revaluation reserve previously recognised on an individual property basis, if any, and thereafter will be recognised in the consolidated profit and loss account.

All development costs including borrowing costs are capitalised up to the date of practical completion.

iii. Hotel and club properties

Hotel and club properties are stated at their open market value based on an annual professional valuation. Changes in the value of hotel and club properties are dealt with as movements in the other properties revaluation reserves. When a deficit arises on revaluation, it will be charged to the consolidated profit and loss account, if and to the extent that it exceeds the amount held in the reserve in respect of that same property. When a surplus arises on subsequent revaluation, it will be credited to the consolidated profit and loss account, if and to the extent that a deficit on revaluation in respect of that same property had previously been charged to the consolidated profit and loss account.

iv. Broadcasting and communications equipment

Broadcasting and communications equipment is stated at cost less accumulated depreciation and any accumulated impairment losses. Cost includes materials, labour and an appropriate proportion of overheads and borrowing costs directly attributable to the acquisition, construction or production of such equipment which necessarily takes a substantial period of time to get ready for its intended use.

v. Other properties and fixed assets held for own use

Other properties and fixed assets held for own use are stated at cost less accumulated depreciation and impairment losses.

vi. Subsequent expenditure relating to a fixed asset that has already been recognised is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the Group. All other subsequent expenditure is recognised as an expense in the period in which it is incurred.

1. PRINCIPAL ACCOUNTING POLICIES continued

d. Fixed assets continued

vii. Gain or losses arising from the retirement or disposal of a fixed asset are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised in the profit and loss account on the date of retirement or disposal. On disposal of fixed assets other than investment properties, any related revaluation surplus is transferred from the revaluation reserve to retained profits.

e. Depreciation of fixed assets

i. Investment properties

No depreciation is provided in respect of investment properties with an unexpired lease term of more than 20 years since the valuation takes into account the state of each building at the date of valuation. Where the Group confidently anticipates being able to renew a lease upon its expiry, the renewable period is included in the unexpired term for this purpose. The carrying amount of investment properties with an unexpired lease term of 20 years or less is depreciated on a straight line basis over the remaining term of the lease.

ii. Properties under or held for redevelopment

No depreciation is provided on properties under or held for redevelopment.

iii. Hotel and club properties

No depreciation is provided on hotel and club properties on leases with 20 years or more to run at the balance sheet date or on their integral fixed plant. It is the Group's practice to maintain these assets in a continuous state of sound repair and to make improvements thereto from time to time and, accordingly, the Directors consider that, given the estimated lives of these assets and their residual values, any depreciation would be immaterial. Where the Group confidently anticipates being able to renew a lease upon its expiry, the renewable period is included in the unexpired term for this purpose. The carrying amount of hotel and club properties with an unexpired lease term of 20 years or less is depreciated on a straight line basis over the remaining term of the lease.

iv. Broadcasting and communications equipment

Depreciation is provided on a straight line basis on the cost of the equipment at rates determined by the estimated useful lives of the assets of two to 20 years.

v. Other properties and fixed assets held for own use

Depreciation is provided on the cost of the leasehold land of all other properties held for own use over the unexpired period of the lease. Construction costs of the buildings thereon are depreciated on a straight line basis at 2.5% per annum.

Depreciation is provided on a straight line basis on the cost of other fixed assets held for own use at rates determined by the estimated useful lives of these assets of three to 15 years.

f. Impairment of assets

The carrying amounts of assets, other than properties carried at revalued amounts, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount exceeds the recoverable amount. Impairment losses are recognised as an expense in the consolidated profit and loss account.

1. PRINCIPAL ACCOUNTING POLICIES continued

f. Impairment of assets continued

i. Recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use.

ii. Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is reversed only if the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the consolidated profit and loss account in the year in which the reversals are recognised.

g. Investments in securities

i. Held-to-maturity securities are stated in the balance sheet at amortised cost less any provisions for diminution in value.

The carrying amounts of held-to-maturity securities are reviewed as at the balance sheet date in order to assess the credit risk and whether the carrying amounts are expected to be recovered. Provisions are made when carrying amounts are not expected to be recovered and are recognised as an expense in the consolidated profit and loss account for each security individually.

ii. Non-trading securities are stated in the balance sheet at fair value. Changes in fair value are recognised in the investments revaluation reserves until the security is sold, collected, or otherwise disposed of, or until there is objective evidence that the security is impaired, at which time the relevant cumulative gain or loss is transferred from the investments revaluation reserves to the consolidated profit and loss account.

Transfers from the investments revaluation reserves to the consolidated profit and loss account as a result of impairments are reversed when the circumstances and events that led to the impairment cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

Profits or losses on disposal of non-trading securities are determined as the difference between the estimated net disposal proceeds and the carrying amount of the securities and are recognised in the consolidated profit and loss account as they arise. On disposal of non-trading securities, the revaluation surplus or deficit previously taken to the investments revaluation reserves is also transferred to the consolidated profit and loss account for the year.

iii. Trading securities are stated in the balance sheet at fair value. Changes in fair value are recognised in the consolidated profit and loss account as they arise.

1. PRINCIPAL ACCOUNTING POLICIES continued

h. Deferred items

i. Prepaid revenue expenses

Prepaid revenue expenses represent prepaid expenditure attributable to periods after more than one year.

ii. Programming library

Programming library consists of commissioned and acquired programming costs. The costs are amortised over the licence period or estimated period of use calculated on an individual programme basis, whereas the costs of in house programmes are written off as incurred.

i. Inventories

i. Properties held for sale

Properties held for sale are stated at the lower of cost and net realisable value. Cost is determined by apportionment of the total development costs, including borrowing costs capitalised, attributable to unsold units. Net realisable value is determined by the Directors, based on prevailing market conditions.

The amount of any write down of or provision for properties held for sale is recognised as an expense in the period the write down or loss occurs. The amount of any reversal of any write down or provision arising from an increase in net realisable value is recognised in the consolidated profit and loss account in the period in which the reversal occurs.

ii. Properties under development for sale

Properties under development for sale are classified as current assets and stated at the lower of cost and net realisable value. Cost includes the aggregate costs of development, borrowing costs capitalised and other direct expenses plus attributable profit, less pre-sales proceeds. Net realisable value is determined by the Directors, based on prevailing market conditions.

The amount of any write down of or provision for properties under development for sale is recognised as an expense in the period the write down or loss occurs. The amount of any reversal of any write down or provision arising from an increase in net realisable value is recognised in the consolidated profit and loss account in the period in which the reversal occurs.

Pre-sale proceeds received and receivable from the purchasers of the properties under development for sale are set off against inventories in the balance sheet. Profit on pre-sale of properties under development for sale is recognised over the course of the development and is calculated each year as a proportion of the total estimated profit to completion; the proportion used being the lower of the proportion of construction costs incurred at the balance sheet date to estimated total construction costs and the proportion of sales proceeds received and receivable at the balance sheet date to total estimated sales.

Borrowing costs relating to properties under development for sale are capitalised up to the date of practical completion.

iii. Spare parts and consumables

Spare parts and consumables are stated at the lower of cost and net realisable value. Cost comprises all costs of purchase, cost of conversion and other costs incurred in bringing the inventories to their present location. Net realisable value is determined by the Directors, based on the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

1. PRINCIPAL ACCOUNTING POLICIES continued

j. Foreign currencies

Foreign currency transactions during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Monetary foreign currency balances and the accounts of overseas subsidiaries are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. Differences arising from the translation of the accounts of overseas subsidiaries are dealt with in capital reserves and those arising from the financing of properties under development by foreign currency borrowings are capitalised as part of the development costs. All other exchange differences are dealt with in the consolidated profit and loss account. On disposal of an overseas subsidiary, the cumulative amount of the exchange differences which relate to that overseas subsidiary is included in the calculation of the profit and loss on disposal.

Forward foreign exchange contracts and swaps entered into as hedges against foreign currency assets and liabilities are revalued at the balance sheet date at the exchange rates ruling at that date. Realised gains and losses on currency hedging transactions are offset against gains and losses resulting from currency fluctuations inherent in the underlying foreign currency assets and liabilities. Unrealised gains and losses on foreign exchange rate contracts and swaps designated as hedges are included under the same classification as the assets and liabilities which they hedge. Gains and losses on foreign exchange contracts and swaps not entered into for hedging purposes are dealt with in the consolidated profit and loss account.

k. Assets held for use in operating leases

Where the group leases out assets under operating leases, the assets are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the Group's depreciation policies, as set out in note 1(e) above. Revenue arising from operating leases is recognised in accordance with the Group's revenue recognition policies, as set out in note 1(l)(i) below.

l. Recognition of revenue

i. Rental income under operating leases is recognised in the consolidated profit and loss account in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives granted are recognised in the consolidated profit and loss account as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognised as income in the accounting period in which they are earned.

ii. Income from sale of completed property is recognised upon completion of the sales agreements and income from pre-sale of properties under development is recognised over the course of development (see note 1(i)(ii)).

iii. Revenue from pre-sale of properties under development is recognised by reference to the stage of completion over the course of development (see note 1(i)(ii)).

iv. Income from communications, media and entertainment operations, logistics operations and hotels operations is recognised at the time when the services are provided.

v. Dividend income from unlisted investments is recognised when the shareholder's right to receive payment is established.

Dividend income from listed investments is recognised when the share price of the investment goes ex-dividend.

1. PRINCIPAL ACCOUNTING POLICIES continued

l. Recognition of revenue continued

vi. Interest income is accrued on a time-apportioned basis on the principal outstanding and at the rate applicable.

vii. Interest income from dated debt securities intended to be held to maturity is recognised as it accrues, as adjusted by the amortisation of the premium or discount on acquisition, so as to achieve a constant rate of return over the period from the date of purchase to the date of maturity.

viii. Deferred revenue

Income received in advance attributable to long term service contracts is deferred and recognised over the contract period on a straight line basis.

m. Borrowing costs

Borrowing costs are expensed in the consolidated profit and loss account in the year in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditures for the asset are being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

n. Deferred taxation

Deferred taxation is calculated at the current tax rate under the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure which are expected with reasonable probability to crystallise in the foreseeable future.

Future deferred tax benefits are not recognised unless their realisation is assured beyond reasonable doubt.

o. Related parties

For the purposes of these accounts, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

p. Provisions

Provisions are recognised for liabilities of uncertain timing or amount when the Company or the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

1. PRINCIPAL ACCOUNTING POLICIES continued

q. Segment reporting

A segment is a distinguishable component of the Group that is engaged in providing products or services (business segment), or in providing products, or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets, and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group companies within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate assets, interest-bearing borrowings, corporate and financing expenses.

r. Pension schemes

The Group operates the following principal pension schemes:

i. Defined contribution schemes

Contributions to the schemes are expensed as incurred and may be reduced by contributions forfeited by those employees who leave the schemes prior to vesting fully in the contributions. The assets of the schemes are held separately from those of the Group in independently administered funds.

ii. Defined benefits schemes

The schemes provide benefits to the employees based on their final pay and number of years of service. Contributions to the schemes are charged against profit and loss account in the period in which they are payable to the schemes. The contributions are determined based on the value of the retirement schemes' assets and estimates of the effects of future events on the actuarial present value of accrued pension obligations and are determined by a qualified actuary on the basis of triennial valuations using the attained age method. The assets of the schemes are held separately from those of the Group in independently administered funds.

iii. Mandatory provident funds

Contributions to the Mandatory Provident Fund as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance are charged to the consolidated profit and loss account when incurred.

2. SEGMENT INFORMATION

a. Business segments

i. Revenue and results	Segment Revenue 2001 HK$ Million	Segment Revenue 2000 HK$ Million	Segment Results 2001 HK$ Million	Segment Results 2000 HK$ Million Restated
Property investment	**3,889**	3,594	**2,736**	2,563
Property development	**827**	1,647	**(88)**	198
Communication, media and entertainment ("CME")	**3,157**	2,613	**312**	58
Pay television	**1,595**	1,541	**349**	210
Telecommunication	**1,089**	814	**8**	(68)
Internet, multimedia and others	**473**	258	**(45)**	(84)
Logistics	**3,348**	3,459	**1,846**	1,855
Terminals	**3,043**	3,077	**1,751**	1,756
Other logistics business	**305**	382	**95**	99
Hotels	**675**	733	**172**	179
Investment and others	**308**	420	**308**	874
	12,204	12,466	**5,286**	5,727
Inter-segment revenue (Note)	**(479)**	(443)	**–**	–
	11,725	12,023	**5,286**	5,727
Unallocated income and expenses			**(234)**	(184)
Operating profit			**5,052**	5,543
Borrowing costs			**(1,106)**	(1,593)
Net other charges				
Property development			**339**	(99)
Investment and others			**(438)**	(37)
Associates				
Property development			**(298)**	(175)
Investment and others			**17**	21
Profit before taxation			**3,566**	3,660

Note:

Inter-segment revenue eliminated on consolidation includes:

	2001 HK$ Million	2000 HK$ Million
Property investment	**298**	274
CME	**95**	78
Pay television	**35**	32
Telecommunication	**35**	23
Internet, multimedia and others	**25**	23
Logistics	**17**	17
Hotels	**35**	39
Investment and others	**34**	35
	479	443

2. SEGMENT INFORMATION continued

a. Business segments continued

ii. Assets and liabilities	Assets 2001 HK$ Million	Assets 2000 HK$ Million Restated	Liabilities 2001 HK$ Million	Liabilities 2000 HK$ Million Restated
Property investment	**61,714**	64,994	**7,033**	7,185
Property development	**6,151**	7,742	**273**	452
CME	**5,890**	4,990	**3,330**	3,146
Pay television	**1,727**	2,027	**2,351**	2,436
Telecommunication	**3,148**	2,375	**667**	482
Internet, multimedia and others	**1,015**	588	**312**	228
Logistics	**5,277**	5,622	**1,187**	951
Terminals	**4,659**	4,642	**1,141**	904
Other logistics business	**618**	980	**46**	47
Hotels	**3,738**	4,044	**115**	149
Unallocated	**7,494**	6,911	**19,951**	20,444
Inter-group transactions	**(1,800)**	(1,800)	**(1,800)**	(1,800)
Total assets and liabilities	**88,464**	92,503	**30,089**	30,527

Unallocated items mainly comprise financial and corporate assets, interest-bearing borrowings, corporate and financing expenses.

Included in the property development segment is the Group's share of property under development undertaken by associates of HK$3,276 million (2000: HK$4,499 million).

iii. Other information	Capital expenditure 2001 HK$ Million	Capital expenditure 2000 HK$ Million	Depreciation and amortisation 2001 HK$ Million	Depreciation and amortisation 2000 HK$ Million
Property investment	**320**	1,456	**42**	34
CME	**1,552**	1,055	**759**	720
Pay television	**417**	407	**388**	503
Telecommunication	**841**	442	**210**	181
Internet, multimedia and others	**294**	206	**161**	36
Logistics	**682**	164	**256**	254
Terminals	**674**	146	**236**	236
Other logistics business	**8**	18	**20**	18
Hotels	**34**	10	**29**	24
Total capital expenditure and depreciation and amortisation	**2,588**	2,685	**1,086**	1,032

The Group has no significant non-cash expenses other than depreciation and amortisation.

b. Geographical segments

During the year, more than 90% of the operations and assets and liabilities of the Group in terms of the above items was in Hong Kong.

3. TURNOVER AND OPERATING PROFIT

The principal activity of the Company is investment holding and those of its principal subsidiaries are set out on pages 108 and 109.

a. An analysis of the Group's turnover and operating profit for the financial year is as follows:

	Turnover		Operating profit/(loss)	
	2001 *HK$ Million*	2000 *HK$ Million*	**2001** *HK$ Million*	2000 *HK$ Million* Restated
Property investment	**3,591**	3,320	**2,625**	2,489
Property development	**827**	1,647	**(88)**	198
Communications, media and entertainment	**3,062**	2,535	**200**	(46)
Logistics	**3,331**	3,442	**1,835**	1,849
Hotels	**640**	694	**172**	179
Investment and others	**274**	385	**308**	874
	11,725	12,023	**5,052**	5,543

Property investment included gross rental income from investment properties of HK$2,804 million (2000: HK$2,631 million).

b. Operating profit is arrived at after charging:

	2001 *HK$ Million*	2000 *HK$ Million*
Depreciation		
– assets held for use under operating leases	**45**	21
– other assets	**901**	891
Amortisation of prepaid expenses and programming library	**118**	120
Amortisation/write off of goodwill	**22**	37
Staff costs, including retirement scheme costs HK$103 million (2000: HK$87 million)	**1,987**	1,977
Auditors' remuneration	**9**	10
Cost of properties sold during the year	**869**	1,512
and crediting:		
Rental income less direct outgoings, including contingent rentals HK$72 million (2000: HK$74 million)	**2,977**	2,697
Interest income	**246**	276
Dividend income from listed securities	**41**	129
Dividend income from unlisted securities	**35**	35

3. TURNOVER AND OPERATING PROFIT continued

c. **Directors' emoluments**	**2001** *HK$ Million*	2000 *HK$ Million*
Fees	**–**	–
Basic salaries, housing and other allowances, and benefits in kind	**13**	12
Deemed profit on share option exercise	**3**	–
Retirement scheme contributions	**1**	1
Discretionary bonuses and/or performance related bonuses	**13**	11

For the year under review, total emoluments (including any reimbursement of expenses) amounting to HK$0.1 million (2000: HK$0.1 million), being wholly in the form of Directors' fees, were paid/payable to Independent Non-executive Directors of the Company.

The emoluments in respect of the year ended December 31, 2001 of all the Directors of the Company in office during the year were in the following ranges:

Bands (in HK$)	**2001** *Number*	2000 *Number*
Not more than $1,000,000	**8**	5
$1,500,001 – $2,000,000	**1**	1
$2,500,001 – $3,000,000	**–**	1
$3,000,001 – $3,500,000	**2**	1
$4,000,001 – $4,500,000	**1***	–
$7,500,001 – $8,000,000	**1**	2*
$9,500,001 – $10,000,000	**1***	–
	14	10

Note: The emoluments of a Director in the band marked * above include deemed profit on share option exercise totalling HK$2.9 million (2000: HK$0.4 million).

3. TURNOVER AND OPERATING PROFIT continued

d. Emoluments of the highest paid employees

Set out below are analyses of the emoluments (excluding amounts, if any, paid or payable by way of commissions on sales generated by the employees concerned) for the year ended December 31, 2001 of one employee (2000: two) of the Group who, not being a Director of the Company, is among the top five highest paid individuals (including Directors of the Company and other employees of the Group) employed by the Group.

Aggregate Emoluments	2001 *HK$ Million*	2000 *HK$ Million*
Basic salaries, housing and other allowances, and benefits in kind	3	5
Contributions to pension schemes	–	–
Discretionary bonuses and/or performance related bonuses	1	2
Total	4	7

Bandings Bands (in HK$)	2001 *Number*	2000 *Number*
$3,000,001 – $3,500,000	–	1
$3,500,001 – $4,000,000	1	1
	1	2

4. OTHER NET (LOSS)/INCOME

Other net (loss)/income represents a net loss (2000: net profit) on disposal of investments and interests in associates and includes net revaluation deficits of HK$107 million (2000: surpluses of HK$791 million) which were previously recognised in the investments revaluation reserves.

5. BORROWING COSTS

	2001 *HK$ Million*	2000 *HK$ Million*
Interest on:		
Bank loans and overdrafts	622	991
Other loans repayable within five years	475	708
Other loans repayable after more than five years	168	201
Other borrowing costs	30	39
	1,295	1,939
Less: Amount capitalised *	(189)	(346)
Net borrowing costs for the year	1,106	1,593

* The borrowing costs have been capitalised at annual rates of between 3.6% and 7.6% (2000: 7.0% to 7.9%)

6. NET OTHER CHARGES

	2001 *HK$ Million*	2000 *HK$ Million*
Net provisions for impairment in value of non-trading securities	**(438)**	(37)
Net write-back/(charge) of provisions for properties under development and for sale	**339**	(99)
	(99)	(136)

Net provisions for impairment in value of non-trading securities include a deficit of HK$358 million transferred from the investments revaluation reserves of which HK$343 million was brought forward from previous years in accordance with the Group's accounting policy on accounting for investments in securities.

7. TAXATION

a. The provision for Hong Kong profits tax is based on the profit for the year as adjusted for tax purposes at the rate of 16% (2000: 16%).

b. Overseas taxation is calculated at rates of tax applicable in countries in which the Group is assessed for tax.

c. Taxation in the consolidated profit and loss account represents:

	2001 *HK$ Million*	2000 *HK$ Million*
Hong Kong profits tax for the year	**409**	382
Underprovision for Hong Kong profits tax relating to prior years	**–**	60
Overseas taxation for the year	**2**	22
Deferred taxation (Note 28a)	**(11)**	(29)
	400	435
Share of associates' Hong Kong profits tax for the year	**3**	–
	403	435

d. None of the taxation payable in the balance sheet is expected to be settled after more than one year.

8. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

Profit attributable to shareholders for the year is dealt with in the accounts of the Company to the extent of HK$2,016 million (2000: HK$2,037 million).

9. DIVIDENDS

a. Dividends attributable to the year

	2001 *HK$ Million*	2000 *HK$ Million*
Interim dividend declared and paid of 28 cents (2000: 28 cents) per share	**685**	685
Final dividend of 50 cents proposed after the balance sheet date (2000: 50 cents) per share	**1,223**	1,223
	1,908	1,908

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

b. Dividends attributable to the previous financial year, approved and paid during the year

	2001 *HK$ Million*	2000 *HK$ Million*
Final dividend in respect of the previous financial year, approved and paid during the year, of 50 cents (2000: 50 cents) per share	**1,223**	1,223

10. EARNINGS PER SHARE

The calculation of earnings per share is based on the earnings for the year of HK$2,519 million (2000: HK$2,494 million as restated) and the weighted average of 2,446 million ordinary shares (2000: 2,446 million ordinary shares) in issue during the year.

The calculation of diluted earnings per share is based on earnings for the year of HK$2,519 million (2000: HK$2,494 million as restated) and the weighted average of 2,446 million ordinary shares (2000: 2,446 million ordinary shares) after adjusting for the effects of all dilutive potential ordinary shares as shown below:

	2001 *No. of shares Million*	2000 *No. of shares Million*
Weighted average number of ordinary shares used in calculating basic earnings per share	**2,446**	2,446
Deemed issue of ordinary shares for no consideration	**–**	–
Weighted average number of ordinary shares used in calculating diluted earnings per share	**2,446**	2,446

The existence of unexercised options during the year ended December 31, 2001 (see note 25) has no dilutive effect on the calculation of diluted earnings per share for the year ended December 31, 2001.

11. CHANGE IN ACCOUNTING POLICIES

a. Goodwill/negative goodwill

In prior years, goodwill/negative goodwill arising on consolidation, representing the excess/shortfall of the cost of investments in subsidiaries and associates over the appropriate share of the fair value of the identifiable assets and liabilities acquired, was taken to reserves in the year in which it arose. On disposal of a subsidiary or an associate, the attributable amount of goodwill/negative goodwill was included in calculating the profit or loss on disposal.

With effect from January 1, 2001, the Group adopted an accounting policy to recognise goodwill/negative goodwill as set out in note 1(c) in order to comply with Hong Kong Statement of Standard Accounting Practice 30 ("SSAP 30") "Business combinations" issued by the Hong Kong Society of Accountants.

By adoption of SSAP 30, goodwill arising during the year ended December 31, 2001 of HK$441 million was capitalised as an asset in the balance sheet as at December 31, 2001 and amortisation of HK$22 million was charged to the consolidated profit and loss account for the year ended December 31, 2001.

The Group has taken advantage of the transitional provisions set out in paragraph 88 of SSAP 30 which do not require restatement of positive/negative goodwill taken to reserves prior to January 1, 2001.

Goodwill arising in prior periods and not restated for the reasons noted above has been assessed for indications of impairment as required by Statement of Standard Accounting Practice 31 "Impairment of assets" ("SSAP 31") issued by the Hong Kong Society of Accountants. As a result of this review upon adoption of SSAP 31 and SSAP 30, which has been applied retrospectively, goodwill arising in prior years has been considered to have been impaired in prior years, and, consequently, revenue reserves as at January 1, 2000 were restated and reduced by HK$237 million whilst other capital reserves at January 1, 2000 were increased by a corresponding amount, representing impairment of goodwill arising in prior years.

b. Planned maintenance provision

In prior years, the Group operated a planned maintenance scheme for its hotels which projected future maintenance requirements over a period of four years. Within this scheme actual costs and/or projected costs of the ensuing four year period, as estimated by the Group, were equalised by annual provisions in the profit and loss account. With effect from January 1, 2001, maintenance costs are expensed in the profit and loss account in the year in which they are incurred in accordance with Statement of Standard Accounting Practice 28 "Provisions, contingent liabilities and contingent assets" ("SSAP 28") issued by the Hong Kong Society of Accountants. The effects of this new accounting policy has been adopted retrospectively. In adjusting prior years' figures, revenue reserves as at January 1, 2000 were restated and increased by HK$106 million representing the reversal of the previous provision for planned maintenance.

As a result of the adoption of SSAP 28 and restating the prior years' results and reserves, the Group's profit for the year attributable to shareholders has increased by HK$19 million (2000: HK$14 million) as a net result of not making provisions for planned maintenance and writing off the actual maintenance costs incurred during the period.

11. CHANGE IN ACCOUNTING POLICIES continued

c. Proposed dividends

In prior years, dividends proposed after balance sheet date were accrued as liabilities at the balance sheet date. With effect from January 1, 2001, dividends proposed after balance sheet date are shown as a separate component of shareholders' funds in accordance with the revised Statement of Standard Accounting Practice 9 "Events after the balance sheet date" ("SSAP 9") issued by the Hong Kong Society of Accountants. The new accounting policy has been adopted retrospectively. In adjusting prior years' figures, shareholders' funds as at January 1, 2001 were restated and increased by HK$1,223 million (January 1, 2000: HK$1,223 million) representing the proposed final dividend for the year ended December 31, 2000.

As a result of the adoption of SSAP 9 and restating the prior years' reserves, the Group's shareholders' funds at December 31, 2001 have increased by HK$1,223 million (2000: HK$1,223 million).

d. Segment reporting

A segment is distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments. Inter-segment pricing is based on similar terms as those available to other external parties.

In note 2 to the consolidated accounts, the Group has disclosed segment revenue and results as defined under Statement of Standard Accounting Practice 26 "Segment reporting" ("SSAP 26") issued by the Hong Kong Society of Accountants. In accordance with the Group's internal financial reporting the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

12. FIXED ASSETS

	Group					
	Investment properties *HK$ Million*	Properties under or held for redevelopment *HK$ Million*	Hotel and club properties *HK$ Million*	Broadcasting & communications equipment *HK$ Million*	Other properties and fixed assets *HK$ Million*	Total *HK$ Million*
a. Cost or valuation						
Balance at January 1, 2001	60,333	4,182	3,942	6,194	8,465	83,116
Additions	29	457	–	1,280	300	2,066
Disposals	(5)	(34)	–	(17)	(46)	(102)
Reclassification	1,162	(690)	–	(6)	(7)	459
Write back of provisions for impairment	–	379	–	–	–	379
Provisions for impairment	–	(52)	–	–	–	(52)
Revaluation deficits	(4,372)	–	(299)	–	–	(4,671)
Balance at December 31, 2001	57,147	4,242	3,643	7,451	8,712	81,195
Accumulated depreciation						
Balance at January 1, 2001	–	–	–	2,411	3,468	5,879
Charge for the year	–	–	12	546	388	946
Written back on disposals	–	–	–	(14)	(40)	(54)
Reclassification	–	–	–	(2)	(7)	(9)
Written back on revaluation	–	–	(12)	–	–	(12)
Balance at December 31, 2001	–	–	–	2,941	3,809	6,750
Net book value						
at December 31, 2001	57,147	4,242	3,643	4,510	4,903	74,445
at December 31, 2000	60,333	4,182	3,942	3,783	4,997	77,237
b. The analysis of cost or valuation of the above assets is as follows:						
2001 valuation	57,147	–	3,643	–	–	60,790
1994 valuation	–	288	–	–	–	288
Cost less provisions	–	3,954	–	7,451	8,712	20,117
	57,147	4,242	3,643	7,451	8,712	81,195

If the hotel and club properties had not been revalued, the carrying value of these assets on the basis of cost less accumulated depreciation would be HK$366 million (2000: HK$378 million).

12. FIXED ASSETS continued

	Investment properties HK$ Million	Properties under or held for redevelopment HK$ Million	Hotel and club properties HK$ Million	Broadcasting & communications equipment HK$ Million	Other properties and fixed assets HK$ Million	Total HK$ Million
	Group					
c. Tenure of title to properties (at cost or valuation):						
Held in Hong Kong						
Long lease	44,907	383	3,583	–	3	48,876
Medium lease	8,630	2,913	–	–	4,496	16,039
Short lease	–	–	60	–	1	61
	53,537	3,296	3,643	–	4,500	64,976
Held outside Hong Kong						
Freehold	18	–	–	–	–	18
Long lease	–	–	–	–	11	11
Medium lease	3,592	946	–	–	–	4,538
	57,147	4,242	3,643	–	4,511	69,543

d. Properties revaluation

The Group's investment properties together with its hotel and club properties have been revalued as at December 31, 2001 by Chesterton Petty Limited, an independent firm of professional surveyors, on an open market value basis, after taking into consideration the net income allowing for reversionary potential.

Certain properties under or held for redevelopment were valued at December 31, 1994 by Chesterton Petty Limited, an independent firm of professional surveyors, on an open market value basis, after taking into account the development potential of the properties where appropriate.

The surplus or deficit arising on revaluation less minority interests is dealt with in capital reserves.

e. Impairment of fixed assets

The value of properties, other than investment properties and hotel and club properties which are revalued annually, is assessed at each balance sheet date for indications of impairment with reference to valuations undertaken by management. Such valuations assess the recoverable amount of each property based on its value in use (using relevant discount rates) or on its net selling price (by reference to market prices), depending upon the anticipated future plans for the property. As a consequence of this exercise, at December 31, 2001 impairment losses previously recognised in the consolidated profit and loss account of HK$379 million were reversed principally due to the change in expected use of a property and impairment losses of HK$52 million were recognised in the consolidated profit and loss account principally to reflect the current prevailing property market conditions.

f. The gross amounts of fixed assets of the Group held for use in operating leases were HK$58,400 million (2000: HK$61,153 million).

12. FIXED ASSETS continued

g. The Group leases out properties under operating leases, which generally run for an initial period of two to six years, with an option to renew the lease after that date at which time all terms are renegotiated. Lease payments may be varied periodically to reflect market rentals and may contain a contingent rental element which is based on various percentages of tenants' sales receipts.

h. The Group's total future minimum lease income under non-cancellable operating leases is receivable as follows:

	Group	
	2001	2000
	HK$ Million	*HK$ Million*
Within 1 year	**3,006**	2,534
After 1 year but within 5 years	**3,300**	3,218
After 5 years	**47**	44
	6,353	5,796

13. INVESTMENTS IN SUBSIDIARIES

	Company	
	2001	2000
	HK$ Million	*HK$ Million*
Unlisted shares, at cost less provision	**20,682**	20,682
Amounts due by subsidiaries	**35,271**	36,803
	55,953	57,485
Amounts due to subsidiaries	**(43,151)**	(42,840)
	12,802	14,645

Details of principal subsidiaries at December 31, 2001 are shown on pages 108 and 109.

The amounts due to and by subsidiaries are non-current as these are not expected to be paid within the next twelve months.

14. GOODWILL

	Group HK$ Million
Cost	
Balance at January 1, 2001	–
Addition through acquisition of subsidiaries	441
Balance at December 31, 2001	441
Amortisation	
Balance at January 1, 2001	–
Charge for the year	(22)
Balance at December 31, 2001	(22)
Carrying amount	
At December 31, 2001	419
At December 31, 2000	–

The addition of positive goodwill during the year under review related to the acquisition of an additional 4.5% interest in Modern Terminals Limited ("MTL") which increased the Group's equity holding in MTL from 50.8% to 55.3%.

15. LONG TERM DEPOSITS

The Group has placed deposits with a financial institution maturing in 2003 and 2006 at a margin above market rates. The deposits are credit-linked to the Group's investment grade debt securities.

16. INTEREST IN ASSOCIATES

	Group	
	2001 HK$ Million	2000 HK$ Million
Share of net tangible assets		
Shares listed in Hong Kong	**–**	347
Unlisted shares	**(455)**	(157)
	(455)	190
Amounts due by associates	**3,883**	4,792
Amounts due to associates	**(39)**	(10)
	3,389	4,972
Market value of listed shares	**–**	174

Details of principal associates at December 31, 2001 are shown on page 109.

The amounts due to and by associates are non-current as these are not expected to be paid within the next twelve months.

16. INTEREST IN ASSOCIATES continued

Included in the amount due from associates are loans totalling HK$3,697 million (2000: HK$4,622 million) advanced to certain associates involved in property developments projects, of which HK$1,730 million (2000: HK$2,269 million) is interest bearing and HK$1,967 million (2000: HK$2,353 million) is interest-free. The annual interest rates are determined by the shareholders of the associate with reference to prevailing market rates which were between 3.6% and 7.4% for the current year (2000: 6.1% to 8.1%). The loans are unsecured and are repayable as may from time to time be agreed among the shareholders.

17. LONG TERM INVESTMENTS

	Group	
	2001	2000
	HK$ Million	*HK$ Million*
Non-trading securities		
Equity securities		
Listed in Hong Kong	**474**	1,283
Listed outside Hong Kong	**524**	514
	998	1,797
Unlisted	**90**	104
	1,088	1,901
Market value of listed securities	**998**	1,797

18. DEFERRED DEBTORS

Deferred debtors represent receivables due after more than one year.

19. DEFERRED ITEMS

	Group	
	2001	2000
	HK$ Million	*HK$ Million*
Prepaid revenue expenses	**322**	338
Programming library	**211**	232
	533	570

20. INVENTORIES

	Group	
	2001 *HK$ Million*	2000 *HK$ Million*
Properties under development for sale, less pre-sale proceeds received and receivable	**1,996**	1,983
Properties held for sale	**751**	1,156
Spare parts and consumables	**135**	118
	2,882	3,257

The properties under development for sale are expected to be completed and recovered after more than one year.

The amount of properties held for sale/under development for sale carried at net realisable value is HK$827 million (2000: HK$2,527 million). In 2001, the amount of reversals of write down of properties held for sale/under development for sale charged to the profit and loss account in prior years was HK$51 million (2000: HK$Nil).

21. TRADE AND OTHER RECEIVABLES

Included in this item are trade debtors (net of provision for bad and doubtful debts) with an ageing analysis as at December 31, 2001 as follows:

	Group	
	2001 *HK$ Million*	2000 *HK$ Million*
0 – 30 days	**442**	462
31 – 60 days	**157**	59
61 – 90 days	**41**	17
Over 90 days	**52**	82
	692	620

The Group has a defined credit policy. The general credit terms allowed range from 0 to 60 days, except for pre-sale proceeds of properties under development, which are receivable upon completion of the properties under development.

22. PLEDGED DEPOSITS

Deposits are pledged as security for certain bonds and notes. Deposits pledged as security for obtaining a letter of credit for issue of a surety bond at December 31, 2000 (Note 31d) have been discharged in full during the year.

23. TRADE AND OTHER PAYABLES

Included in this item are trade creditors with an ageing analysis as at December 31, 2001 as follows:

	Group	
	2001 HK$ Million	2000 HK$ Million
0 – 30 days	**745**	437
31 – 60 days	**99**	101
61 – 90 days	**74**	132
Over 90 days	**311**	247
	1,229	917

24. SHORT TERM LOANS AND OVERDRAFTS

	Group		Company	
	2001 HK$ Million	2000 HK$ Million	2001 HK$ Million	2000 HK$ Million
Floating rate notes	**1,417**	–	**–**	–
Secured bank loans	**91**	373	**–**	–
Unsecured bank loans and overdrafts	**5,346**	5,473	**314**	103
Unsecured other loans	**20**	–	**–**	–
	6,874	5,846	**314**	103

25. SHARE CAPITAL

	2001 No. of shares Million	2000 No. of shares Million	2001 HK$ Million	2000 HK$ Million
Authorised				
Ordinary shares of HK$1 each	**3,600**	3,600	**3,600**	3,600
Issued and fully paid				
Balance at January 1	**2,446**	2,446	**2,446**	2,446
Exercise of share options	**1**	–	**1**	–
Balance at December 31	**2,447**	2,446	**2,447**	2,446

Executive share incentive scheme

As at December 31, 2001, options to subscribe for 3.3 million (2000: 3.8 million) ordinary shares of the Company at prices ranging from HK$12.0 to HK$25.0 per share granted to a number of executives under the Company's executive share incentive scheme were unexercised. These options are exercisable before July 31, 2006.

During the year, options were exercised to subscribe for 480,000 (2000: 70,000) ordinary shares of HK$1.00 each at a consideration between HK$9.5 and HK$19.0 (2000: between HK$7.6 and HK$9.5) per share.

26. RESERVES

	Share premium HK$ Million	Capital redemption reserve HK$ Million	Investment properties revaluation reserves HK$ Million	Investments revaluation reserves HK$ Million	Other capital reserves HK$ Million	Revenue reserves HK$ Million (Restated)	Total HK$ Million
a. The Group							
i. Company and subsidiaries							
Balance at January 1, 2000							
– as previously reported	7,729	7	38,292	468	(758)	6,057	51,795
– prior year adjustments in respect of							
– goodwill (Note 11a)	–	–	–	–	237	(237)	–
– planned maintenance provision (Note 11b)	–	–	–	–	–	106	106
– dividends proposed (Note 11c)	–	–	–	–	–	1,223	1,223
– as restated	7,729	7	38,292	468	(521)	7,149	53,124
Dividends approved in respect of the previous year (Note 9b)	–	–	–	–	–	(1,223)	(1,223)
Exchange reserve	–	–	–	–	(26)	–	(26)
Exercise of share options	1	–	–	–	–	–	1
Reserve on acquisition of subsidiaries and an associate	–	–	–	–	118	–	118
Goodwill written off on disposal of subsidiaries and associates	–	–	–	–	51	–	51
Transferred to the profit and loss account on disposal of non-trading securities	–	–	–	(791)	–	–	(791)
Revaluation surplus/(deficit)							
– investment properties	–	–	2,216	–	–	–	2,216
– other properties	–	–	–	–	89	–	89
– non-trading securities	–	–	–	(67)	–	–	(67)
Reclassification	–	–	9	–	(9)	–	–
Profit for the year	–	–	–	–	–	2,811	2,811
Dividends declared in respect of the current year (Note 9a)	–	–	–	–	–	(685)	(685)
Balance at December 31, 2000 and January 1, 2001 (Restated)	7,730	7	40,517	(390)	(298)	8,052	55,618

26. RESERVES continued

	Share premium *HK$ Million*	Capital redemption reserve *HK$ Million*	Investment properties revaluation reserves *HK$ Million*	Investments revaluation reserves *HK$ Million*	Other capital reserves *HK$ Million*	Revenue reserves *HK$ Million* (Restated)	Total *HK$ Million*
a. The Group continued							
i. Company and subsidiaries continued							
Balance at December 31, 2000 and January 1, 2001 (Restated)	7,730	7	40,517	(390)	(298)	8,052	55,618
Dividends approved in respect of the previous year (Note 9b)	–	–	–	–	–	(1,223)	(1,223)
Exercise of share options	5	–	–	–	–	–	5
Goodwill written off on disposal of an associate	–	–	–	–	301	–	301
Transferred to the profit and loss account on disposal of non-trading securities	–	–	–	107	–	–	107
Revaluation surplus/(deficit)							
– investment properties	–	–	(4,361)	–	–	–	(4,361)
– other properties	–	–	–	–	(244)	–	(244)
– non-trading securities	–	–	–	(85)	–	–	(85)
Transferred to the profit and loss account on impairment of non-trading securities	–	–	–	358	–	–	358
Others	–	–	–	–	6	–	6
Profit for the year	–	–	–	–	–	2,859	2,859
Dividends declared in respect of the current year (Note 9a)	–	–	–	–	–	(685)	(685)
Balance at December 31, 2001	7,735	7	36,156	(10)	(235)	9,003	52,656

26. RESERVES continued

	Share premium HK$ Million	Capital redemption reserve HK$ Million	Investment properties revaluation reserves HK$ Million	Investments revaluation reserves HK$ Million	Other capital reserves HK$ Million	Revenue reserves HK$ Million (Restated)	Total HK$ Million
a. The Group continued							
ii. Associates							
Balance at January 1, 2000	–	–	–	(19)	–	190	171
Transferred to the profit and loss account on disposal of non-trading securities	–	–	–	16	–	–	16
Transferred to the profit and loss account on impairment of non-trading securities	–	–	–	13	–	–	13
Revaluation surplus – non-trading securities	–	–	–	3	–	–	3
Loss absorbed for the year	–	–	–	–	–	(317)	(317)
Balance at December 31, 2000 and January 1, 2001	–	–	–	13	–	(127)	(114)
Transferred to the profit and loss account on disposal of non-trading securities	–	–	–	(2)	–	–	(2)
Revaluation deficit – non-trading securities	–	–	–	(2)	–	–	(2)
Loss absorbed for the year	–	–	–	–	–	(340)	(340)
Balance at December 31, 2001	–	–	–	9	–	(467)	(458)
Total reserves							
At December 31, 2001	7,735	7	36,156	(1)	(235)	8,536	52,198
At December 31, 2000 (Restated)	7,730	7	40,517	(377)	(298)	7,925	55,504

26. RESERVES continued

	Share premium HK$ Million	Capital redemption reserve HK$ Million	Other capital reserves HK$ Million	Revenue reserves HK$ Million (Restated)	Total HK$ Million
b. *The Company*					
Balance at January 1, 2000					
– as previously reported	7,729	7	306	1,578	9,620
– prior year adjustments in respect of					
– dividends proposed (Note 11c)	–	–	–	1,223	1,223
– as restated	7,729	7	306	2,801	10,843
Exercise of share options	1	–	–	–	1
Dividends approved in respect of the previous year (Note 9b)	–	–	–	(1,223)	(1,223)
Profit for the year	–	–	–	2,037	2,037
Dividends declared in respect of the current year (Note 9a)	–	–	–	(685)	(685)
Balance at December 31, 2000 and January 1, 2001 (Restated)	7,730	7	306	2,930	10,973
Exercise of share options	5	–	–	–	5
Dividend approved in respect of the previous year (Note 9b)	–	–	–	(1,223)	(1,223)
Profit for the year	–	–	–	2,016	2,016
Dividend declared in respect of the current year (Note 9a)	–	–	–	(685)	(685)
Balance at December 31, 2001	7,735	7	306	3,038	11,086

Reserves of the Company available for distribution to shareholders at December 31, 2001 amounted to HK$3,038 million (2000: HK$2,930 million as restated).

The application of the share premium account and capital redemption reserves are governed by Section 48B and Section 49 of the Hong Kong Companies Ordinance respectively. The revaluation reserves have been set up and will be dealt with in accordance with the accounting policies adopted for the revaluation of investment properties, hotel and club properties and non-trading securities.

After the balance sheet date the Directors proposed a final dividend of 50 cents per share (2000: 50 cents per share) amounting to HK$1,223 million (2000: HK$1,223 million). This dividend has not been recognised as a liability at the balance sheet date.

27. LONG TERM LOANS

	Group		Company	
	2001 HK$ Million	2000 HK$ Million	2001 HK$ Million	2000 HK$ Million
Bonds and notes (secured and due February 21, 2005)				
US dollar floating rate notes	**2,743**	2,743	**-**	-
HK dollar floating rate notes	**1,049**	1,049	**-**	-
HK dollar floating rate notes	**665**	665	**-**	-
	4,457	4,457	**-**	-
Bonds and notes (unsecured)				
HK dollar floating rate notes due July 16, 2002	**1,417**	1,417	**-**	-
HK dollar guaranteed notes due March 15, 2004	**500**	-	**-**	-
US dollar notes due November 1, 2004	**1,560**	1,560	**-**	-
US dollar notes due March 13, 2007	**2,730**	2,730	**-**	-
	6,207	5,707	**-**	-
Bank loans (secured)				
Due less than 1 year	**91**	373	**-**	-
Due after more than 1 year but not exceeding 2 years	**-**	742	**-**	-
Due after more than 2 years but not exceeding 5 years	**287**	2,407	**-**	-
	378	3,522	**-**	-
Bank loans (unsecured)				
Due less than 1 year	**5,346**	5,473	**314**	103
Due after more than 1 year but not exceeding 2 years	**406**	3,126	**-**	-
Due after more than 2 years but not exceeding 5 years	**7,079**	393	**-**	-
	12,831	8,992	**314**	103
Other loans (unsecured)				
Due less than 1 year	**20**	-	**-**	-
Due after more than 1 year but not exceeding 2 years	**-**	20	**-**	-
	20	20	**-**	-
Total loans	**23,893**	22,698	**314**	103
Less: Amounts due within 1 year (Note 24)	**(6,874)**	(5,846)	**(314)**	(103)
Total long term loans	**17,019**	16,852	**-**	-

27. LONG TERM LOANS continued

(a) As at December 31, 2001, the Group's net debts, representing the total loans less deposits, listed debt securities and cash, are analysed as follows:

	2001 *HK$ Million*	2000 *HK$ Million*
Secured	**4,835**	7,979
Bonds and notes	**4,457**	4,457
Bank loans	**378**	3,522
Unsecured	**19,058**	14,719
Bonds and notes	**6,207**	5,707
Bank loans and other loans	**12,851**	9,012
Total loans	**23,893**	22,698
Long term deposits	**(468)**	–
Listed debt securities	**(514)**	–
Deposits and cash	**(2,852)**	(2,213)
Pledged deposits	**(288)**	(981)
	19,771	19,504

(b) As the Group's borrowings are primarily denominated in Hong Kong and US dollars and the US dollar loans have been effectively swapped into Hong Kong dollar loans by forward exchange contracts, there is no significant exposure to foreign exchange rate fluctuations.

(c) Over 90% of the bonds and notes either bear interest at floating rates or have been swapped to floating rates determined by reference to the Hong Kong Interbank Offered Rate or the London Interbank Offered Rate.

(d) Included in the Group's total loans are bank loans totalling HK$992 million (2000: HK$490 million) borrowed by two non-wholly owned subsidiaries, Modern Terminals Limited and Harbour Centre Development Limited. These loans are without recourse to the Company and other subsidiaries.

(e) No amount included in long term loans is expected to be settled within one year (2000: HK$3,010 million).

(f) The banking facilities of the Group are secured by mortgages over certain investment properties with carrying value of HK$19,171 million (2000: HK$20,413 million).

28. DEFERRED TAXATION

(a) Movements on deferred taxation comprise:

	Group	
	2001 HK$ Million	2000 HK$ Million
Balance at January 1	**478**	507
Transfer to the profit and loss account (Note 7c)	**(11)**	(29)
Balance at December 31	**467**	478

(b) Major components of deferred taxation are set out below:

	Group			
	2001		2000	
	Provided HK$ Million	Potential liabilities/ (assets) unprovided HK$ Million	Provided HK$ Million	Potential liabilities/ (assets) unprovided HK$ Million
Depreciation allowances in excess of the related depreciation	**467**	**821**	478	300
Unutilised tax losses	**–**	**(1,618)**	–	(1,271)
Others	**–**	**(110)**	–	–
	467	**(907)**	478	(971)

The major part of the unprovided potential liabilities represents the maximum taxation arising from balancing charges in the event of a future realisation of investment and other properties at an amount equal to the valuations or carrying values recorded in the balance sheet.

The deferred tax assets arising from the Group's unutilised tax losses have not been recognised in the accounts as it is not certain that the future benefits thereof will crystallise in the foreseeable future.

(c) No deferred taxation has been provided in the accounts of the Company as the net effect of all timing differences is considered to be immaterial.

29. OTHER DEFERRED LIABILITIES

	Group	
	2001 HK$ Million	2000 HK$ Million Restated
Club debentures (non-interest bearing) due after more than 5 years	**220**	220
Deferred revenue (Note 1(l)(viii))	**127**	–
Others	**75**	84
	422	304

30. MATERIAL RELATED PARTY TRANSACTIONS

Except for the transactions noted below, the Group and the Company have not been a party to any material related party transaction during the year ended December 31, 2001:

(a) As disclosed in Note 16, loans totalling HK$3,697 million (2000: HK$4,622 million) advanced by the Group to certain associates involved in the Sorrento and Bellagio property developments projects (as described in more detail in (b) and (c) below) are considered to be related party transactions and also constitute connected transactions as defined under the Listing Rules. Waivers were granted by the Stock Exchange in 1994 and 1997 from complying with the relevant connected transaction requirements (as set out in further detail under (b) and (c) hereunder). The net interest earned by the Group from these loans during the year is not material in the context of these accounts.

(b) As disclosed in Note 31(b), the Company and a subsidiary, together with its controlling shareholder and two of its subsidiaries, have jointly and severally guaranteed the performance and observance of the terms by a subsidiary of the associate under an agreement to develop the Sorrento property.

The same parties have also severally guaranteed loans granted to a subsidiary of the above associate to finance the property development project. The amount attributable to the Company and a subsidiary was HK$866 million (2000: HK$1,360 million).

Such guarantees given by the Company constitute connected transactions as defined under the Listing Rules, but a waiver from complying with the relevant connected transaction requirements was granted by the Stock Exchange in 1997.

(c) As disclosed in Note 31(c), the Company together with its controlling shareholder and one of its subsidiaries, have jointly and severally guaranteed the performance and observance of the terms by a subsidiary of an associate under an agreement to develop the Bellagio property.

The same parties have also severally guaranteed loans granted to a subsidiary of the above associate to finance the property development project. The amount attributable to the Company was HK$1,267 million (2000: HK$Nil).

Such guarantees given by the Company constitute connected transactions as defined under the Listing Rules, but a waiver from complying with the relevant connected transaction requirements was granted by the Stock Exchange in 1997.

(d) In 2001, the Group acquired a 100% effective interest in several sites at Yau Tong (the "Properties") for a proposed development to be undertaken by a joint-venture company from its controlling shareholder for a consideration of HK$753 million. The consideration was calculated on the basis of the value of the Properties as assessed by an independent valuer at July 16, 2001 and the outstanding balance of a shareholder's loan. The Properties will be injected into the joint-venture company in which the Group will have an effective interest of 15.6% if the proposed development plan is finalised.

(e) In respect of the year ended December 31, 2001, the Group earned rental income amounting to HK$134 million (2000: HK$125 million) from affiliated companies of its controlling shareholder.

31. CONTINGENT LIABILITIES

As at December 31, 2001:

(a) There were contingent liabilities in respect of guarantees given by the Company on behalf of subsidiaries relating to overdraft, short term loan and credit facilities, bonds and notes of up to HK$29,849 million (2000: HK$27,706 million).

(b) The Company and a subsidiary together with its principal shareholder and two subsidiaries thereof, have jointly and severally guaranteed the performance and observance of the terms under an agreement for a property development project by the subsidiary of an associate. Also, all the parties have severally guaranteed loans granted to a subsidiary of the associate to finance its property development project. The amount attributable to the Company and a subsidiary is HK$866 million (2000: HK$1,360 million).

(c) The Company together with its controlling shareholder and one of its subsidiaries, have jointly and severally guaranteed the performance and observance of the terms under an agreement for a property development project by a subsidiary of another associate. Also, all the parties have severally guaranteed loans granted to a subsidiary of the associate to finance its property development project. The amount attributable to the Company was HK$1,267 million (2000: HK$Nil).

(d) In previous years claims for unspecified damages for alleged breach of contract were brought by a third party against the Company and certain subsidiaries and a director of the Company based on an alleged option to invest in the Group's cable television franchise. On May 21, 2001, the United States Supreme Court affirmed the judgments of the District Court and the Court of Appeals in Denver in the case of United International Holdings, Inc. ("UIH") and UIH Asia Investment Company v. The Wharf (Holdings) Limited.

The judgments were entered in an action brought by UIH arising out of an alleged breach of contract involving the Group's cable television business, in respect of which the jury in the abovementioned District Court rendered a verdict against The Wharf (Holdings) Limited et al. awarding US$67 million (HK$523 million) in compensatory damages plus US$59 million (HK$456 million) in exemplary (or punitive) damages and interest thereon. The abovementioned Court of Appeals affirmed the judgment of District Court in May 2000. The Group had made full provision in its accounts in prior years in respect of the amount required to discharge all its liabilities. By September 30, 2001, the Group had settled in full the judgment sum plus interest thereon and all UIH's legal fee claims in a total amount of HK$1,569 million.

Accordingly, the Company has discharged a bond totalling HK$1,513 million (US$194 million) which was posted as surety for the payment of the damages, costs and interest. The posting of the surety bond was secured by an investment property, certain listed share investments and fixed deposits of the Group, which had an aggregate carrying amount of HK$4,594 million at December 31, 2000.

(e) Forward exchange contracts amounting to HK$6,537 million (2000: HK$5,304 million) will mature in 2002 (2000: HK$4,914 million and HK$390 million mature in 2001 and 2002 respectively).

32. COMMITMENTS

	Group	
	2001 *HK$ Million*	2000 *HK$ Million*
(a) Capital commitments No provision has been made in the accounts for planned capital expenditure of	**4,966**	5,913
In respect of which contracts have been entered into for	**1,858**	1,783

(b) The Company's subsidiary, Modern Terminals Limited, together with certain other third parties, have entered into a Joint Development Agreement ("JDA") to jointly procure the construction of Container Terminal 9. The total cost of construction is estimated to be HK$4.8 billion and will be shared by respective parties at an agreed ratio as stipulated in the JDA. The financing of the construction cost is without recourse to the Company and other subsidiaries.

The joint developers have received notification from the contractor of claims for additional costs in respect of the construction. The claims have been considered by the project director and consultant engineers who consider them to be substantially invalid based on information currently available and who also note that the joint developers have right to significant liquidated damages from the contractor.

33. POST BALANCE SHEET EVENTS

After the balance sheet date the directors proposed a final dividend. Further details are disclosed in note 9.

34. COMPARATIVE FIGURES

Certain comparative figures have been adjusted as a result of changes in accounting policies for goodwill/negative goodwill, planned maintenance provision, proposed dividends and segment reporting in order to comply with SSAPs 30, 28, 9 and 26 respectively, details of which are set out in Note 11. In addition, the presentation of certain comparative figures in the consolidated profit and loss account has been amended to conform to the current year's presentation which management consider gives a better indication of the results of the Group for the year.

35. APPROVAL OF ACCOUNTS

The accounts were approved and authorised for issue by the Directors on March 18, 2002.

PRINCIPAL SUBSIDIARIES AND ASSOCIATES

At December 31, 2001

Subsidiaries	Place of incorporation/operation	Issued share capital (all being ordinary shares and fully paid up except where otherwise stated)	Percentage of equity attributable to the Group	Principal activities
Property – Hong Kong and Singapore				
Feckenham Limited	Hong Kong	2 HK$10 shares	100	Property
Forestside Limited	British Virgin Islands	500 US$1 shares	100	Property
Framenti Company Limited	Hong Kong	2 HK$1 shares	100	Property
Harbour City Management Limited	Hong Kong	2 HK$10 shares	100	Property management
HKRT Peak Properties Limited	Hong Kong	3,000,000 HK$10 shares	100	Property
Hong Tai Yuen Limited	Hong Kong	500,000 HK$1 shares	100	Property
Marbrad Company Limited	Hong Kong	2 HK$1 shares	100	Property
New Tech Centre Limited	Hong Kong	10,000 HK$1 shares	100	Property
Olinda Limited	Hong Kong	2 HK$10 shares	100	Property
Oroll Pte. Limited	Singapore	1,000,000 S$1 shares	100	Property
Plaza Hollywood Management Limited	Hong Kong	2 HK$1 shares	100	Property management
Renvey Company Limited	Hong Kong	10,000 HK$1 shares	100	Property
Roville Company Limited	Hong Kong	2 HK$1 shares	100	Property
Solana Limited	Hong Kong	100 HK$10 shares	100	Property
Times Square Estates Limited	Hong Kong	2 HK$1 shares	100	Property management
Wharf Development Limited	Hong Kong	2 HK$1 shares	100	Holding company
Wharf Properties Limited	Hong Kong	20,000 HK$10 shares	100	Property
Wharf Property Investments Limited	Hong Kong	23,200,000 HK$10 shares	100	Holding company
Wharf Realty Limited	Hong Kong	2 HK$1 shares	100	Property
Wobble Company Limited	Hong Kong	2 HK$1 shares	100	Property
Zenuna Limited	Hong Kong	2 HK$10 shares	100	Property
Property – China				
Cheerwill Properties Limited	British Virgin Islands	500 US$1 shares	100	Holding company
Keithman Company Limited	Hong Kong	10,000 HK$1 shares	80	Holding company
Rumba Company Limited	Hong Kong	10,000 HK$1 shares	82	Holding company
Times Square Limited	Hong Kong	2 HK$1 shares	100	Trademark registration
Wharf Beijing Limited	Hong Kong	2 HK$1 shares	100	Holding company
# Wharf China Limited	Cayman Islands	500,000,000 US$1 shares	100	Holding company
Wharf Chongqing Limited	Hong Kong	2 HK$1 shares	100	Holding company
Wharf Dalian Limited	Hong Kong	2 HK$1 shares	100	Holding company
Shanghai Times Square Property Management (Shanghai) Company Limited	The People's Republic of China	US$500,000	100	Property management
Wharf Shanghai Limited	Hong Kong	10,000,000 HK$1 shares	100	Holding company
Wharf Wuhan Limited	Hong Kong	2 HK$1 shares	100	Holding company
Communications, media and entertainment				
COL Limited	Hong Kong	40,000 HK$500 shares	100	Computer services
Global Media In Force Limited	Hong Kong	2 HK$1 shares	79	Advertising airtime, programme licensing and online shopping
Hong Kong Cable Television Limited	Hong Kong	1,000,000,000 HK$1 shares	79	Pay television services
* i-CABLE Communications Limited	Hong Kong	2,014,000,000 HK$1 shares	79	Holding company
i-CABLE Network Limited	Hong Kong	100 HK$1 shares 2 HK$1 non-voting deferred shares	79	Network operation services
i-CABLE Satellite Television Limited	Hong Kong	2 HK$1 shares	79	Non-domestic Television services
i-CABLE WebServe Limited	Hong Kong	2 HK$1 shares	79	Internet and multimedia services

Subsidiaries	Place of incorporation/operation	Issued share capital (all being ordinary shares and fully paid up except where otherwise stated)	Percentage of equity attributable to the Group	Principal activities
Communications, media and entertainment continued				
Wharf New T&T Limited (Formerly New T&T Hong Kong Limited)	Hong Kong	100,000,000 HK$1 shares	100	Telecommunication
Rediffusion Satellite Services Limited	Hong Kong	1,000 HK$10 shares	79	Satellite television systems
# Wharf Communications Investments Limited	Hong Kong	1,000,000 HK$10 shares	100	Holding company
Logistics				
The "Star" Ferry Company, Limited	Hong Kong	1,440,000 HK$5 shares	100	Public transport
Wharf Transport Investments Limited	Hong Kong	2 HK$1 shares	100	Holding company
Hongkong Tramways Limited	Hong Kong	21,937,500 HK$5 shares	100	Public transport
Metropark Limited	Hong Kong	2 HK$10 shares	100	Carpark management
Modern Terminals Limited	Hong Kong	76,891 HK$1,000 shares	55	Container terminal
Hotels				
* Harbour Centre Development Limited	Hong Kong	315,000,000 HK$0.5 shares	67	Holding company
Manniworth Company Limited	Hong Kong	10,000 HK$1 shares	67	Property
Marco Polo Hotels Management Limited	Hong Kong	2 HK$10 shares	100	Hotel management
The Hongkong Hotel Limited	Hong Kong	100,000 HK$1 shares	67	Hotel and property
The Marco Polo Hotel (Hong Kong) Limited	Hong Kong	1,000 HK$1 shares	100	Hotel
The Prince Hotel Limited	Hong Kong	2 HK$1 shares	100	Hotel
Wharf Hotel Investments Limited	Cayman Islands	500,000,000 US$1 shares	100	Holding company
Investment, corporate and others				
Fortune Growth Investments Limited	Hong Kong	2 HK$1 shares	100	Finance
Hoya International Limited	Hong Kong	2 HK$1 shares	67	Finance
HCDL Finance (International) Limited	Cayman Islands	500 US$1 shares	67	Finance
Perdiem Company Limited	Hong Kong	2 HK$1 shares	100	Finance
Success Record Limited	Hong Kong	2 HK$1 shares	100	Finance
# Wharf Capital International Limited	Cayman Islands	1,000 US$1 shares	100	Finance
# Wharf International Finance Limited	Cayman Islands	500 US$1 shares	100	Finance
# Wharf Hong Kong Limited	Cayman Islands	500,000,000 US$1 shares	100	Holding company
Wharf International Investments Limited	Cayman Islands	500 US$1 shares	100	Investment
# Wharf International Limited	Cayman Islands	500,000,000 US$1 shares	100	Holding company
# Wharf Limited	Hong Kong	2 HK$10 shares	100	Management services
# Wharf Treasury (1995) Limited	British Virgin Islands	500 US$1 shares	100	Finance

Associates	Place of incorporation/operation	Class of shares	Percentage of equity attributable to the Group	Principal activities
Property				
Diamond Hill Development Holdings Limited	British Virgin Islands	Ordinary	33	Holding company
Harriman Leasing Limited	Hong Kong	Ordinary	50	Leasing agent
Hopfield Holdings Limited	British Virgin Islands	Ordinary	33	Holding company
Salisburgh Company Limited	Hong Kong	Ordinary	33	Property
Kowloon Properties Company Limited	Hong Kong	Ordinary	33	Property

All the subsidiaries listed above were, as at December 31, 2001, indirect subsidiaries of the Company except where marked #.

The above list gives the principal subsidiaries and associates of the Group which, in the opinion of the Directors, principally affect the profit and assets of the Group.

\# Subsidiaries held directly

* Listed companies

SCHEDULE OF PRINCIPAL PROPERTIES

As at December 31, 2001

ADDRESS	LOT NUMBER	YEAR OF COMPLETION
a) Investment and other properties and hotels		
Investment and other properties		
Ocean Terminal, Harbour City, Tsimshatsui	KPP 83	1966
Ocean Centre, Harbour City, Tsimshatsui	KML 11 S.A.	1977
New T & T Centre, Harbour City, Tsimshatsui	KML 11 S.B.	1981
World Commerce Centre, Harbour City, Tsimshatsui	KML 11 S.B.	1981
World Finance Centre, Harbour City, Tsimshatsui	KML 11 S.D.	1983
Ocean Galleries, Harbour City, Tsimshatsui	KML 11 S.B. & D.	1981/83
Gateway I, Harbour City, Tsimshatsui	KML 11 R.P.	1994
Gateway II, Harbour City, Tsimshatsui	KML 11 S.B. & D.	1998/99
The Marco Polo Hongkong Hotel, Harbour City, Tsimshatsui (Commercial Section)	KML 91 S.A. & KML 10 S.B.	1969
Times Square, Sharp Street East, Causeway Bay	IL 731, IL 728, IL 727, IL 725 S.A. & R.P., IL 724 S.A., B & R.P., IL 722 & IL 718	1993
Plaza Hollywood, 3 Lung Poon Street, Diamond Hill	NKIL 6160	1997
World Trade Square, Hoi Bun Road, Kwun Tong	KTIL 713	1991
26-27/F, World-Wide House, Central	IL 8432	1979
Various units of Cable TV Tower, Hoi Shing Road, Tsuen Wan	TWTL 218	1992
Various units of Grandtech Centre, On Sum Street, Shatin	STTL 375	1996
Various units of Strawberry Hill, 8 Plunkett's Road, The Peak	RBL 512 & 1004	1974/77
77 Peak Road, The Peak	RBL 836	1951
Chelsea Court 63 Mount Kellett Road, The Peak	RBL 556 R.P.S.A. & S.B.	2001
Mountain Court 11-13 Plantation Road, The Peak	RBL 522, 639, 661	2001
Delta House, 3 On Yiu Street, Shatin	STTL 422	1999
Beijing Capital Times Square 88 West Changan Avenue, Beijing		1999
Shanghai Times Square 93-111 Huai Hai Zhong Road, Shanghai		1999
Hotels and clubs		
The Marco Polo Hongkong Hotel, Harbour City, Tsimshatsui	KML 91 S.A. & KML 10 S.B.	1969
The Marco Polo Gateway, Harbour City, Tsimshatsui	KML 11 S.B.	1981
The Marco Polo Prince, Harbour City, Tsimshatsui	KML 11 S.D.	1981
Pacific Club Kowloon, Harbour City, Tsimshatsui	KPP 6	1990

Including basement carpark area

		APPROXIMATE GROSS FLOOR AREAS (SQ.FT.)						
LEASE EXPIRY	SITE AREA (SQ.FT.)	OFFICE	RETAIL	RESIDENTIAL	INDUSTRIAL-OFFICE/ INDUSTRIAL	CLUB HOUSE	HOTEL (NO. OF ROOMS)	ATTRIBUTABLE INTEREST
2012	346,719	10,000	648,000					100%
2880	126,488	677,000	224,000					100%
2880	(a)	257,000						100%
2880	(a)	257,000						100%
2880	(a)	512,000						100%
2880	(a)		386,000					100%
2880	(a)	1,128,000	108,000					100%
2880	(a)	1,570,000	400,000	670,000				100%
2863	(b)	35,000	135,000					67%
2850/60/80	112,441	1,033,000	936,000					100%
2047	280,510		562,000					100%
2047	48,438	330,000	65,000					100%
2053	N/A	21,000						100%
2047	N/A				523,000			100%
2047	N/A				421,000			100%
2027/28	N/A			37,000				100%
2029	76,728			32,000				100%
2035	29,640			43,000				100%
2027	32,145			49,900				100%
2047	70,127				349,000			100%
2044	141,007	625,000	670,000#					88%
2043	148,703	331,000	685,000#	195,000				100%
2863	58,814						665	67%
2880	(a)						438	100%
2880	(a)						396	100%
2006	48,309					139,000		100%

SCHEDULE OF PRINCIPAL PROPERTIES continued

As at December 31, 2001

ADDRESS	LOT NUMBER	EXPECTED YEAR OF COMPLETION	STAGE OF COMPLETION
b) Properties under development			
1 Plantation Road, The Peak	RBL 534 S.E. & F.	2002	Superstructure in progress
3-5 Gough Hill Path, The Peak	RBL 1169	2004	Site formation
60 Victoria Road, Kennedy Town, Hong Kong	IL 8079	N/A	Planning stage
Cable TV Tower South Chai Wan Kok Street, Tsuen Wan	TWIL 36	N/A	Planning stage
Kowloon Godown, 1-3 Kai Hing Road, Kowloon Bay	NKIL 5805, 5806 & 5982 together with adjoining lots at Kowloon Bay	N/A	Planning stage
Chongqing Times Square Zou Rong Road/Min Zu Road, Yuzhong District, Chongqing		2004	Superstructure in progress
Shanghai Wheelock Square 1717, Nan Jing Xi Road, Jingan District, Shanghai		2006	Planning stage
Parc Royal 176, Huai Hai Xi Road, Changning District, Shanghai		2005	Planning stage
Wellington Garden Area 8 of 148, Huai Hai Xi Road, Xuhui District, Shanghai		2005	Planning stage
c) Properties under development undertaken by associates			
Sorrento, MTRC Kowloon Station Package Two	KIL11080	2004	Superstructure in progress
Bellagio, Sham Tseng	Lot 266 in DD 390	2004	Superstructure in progress
Various lots at Yau Tong Bay, Yau Tong, Kowloon	R. P. of YTML 22 & ext., YTML 28 & ext., YTML 29 & ext., and YTML 12, 32 and 33 together with adjoining lots at Yau Tong Bay	N/A	Planning stage

\# Including basement carpark area

Notes:

(a) Part of Harbour City, total site area is 428,719 sq. ft.

(b) Part of The Marco Polo Hongkong Hotel building.

(c) Attributable interest in Kowloon Godown redevelopment is under discussion with joint venture partners.

LEASE EXPIRY	SITE AREA (SQ.FT.)	APPROXIMATE GROSS FLOOR AREAS (SQ.FT.)					HOTEL (NO. OF ROOMS)	ATTRIBUTABLE INTEREST
		OFFICE	RETAIL	RESIDENTIAL	INDUSTRIAL-OFFICE/ INDUSTRIAL	CLUB HOUSE		
2028	97,670			97,000				100%
2031/50	49,321			24,700				100%
2064	6,100			48,800				67%
2047	66,005						1,395	100%
2047	353,100			2,300,000				(c)
2045/50	95,799	168,000	757,000#	682,000				100%
2046	136,432	1,575,000#						98%
2044	118,220	311,000		472,000#				70%
2045	80,482			572,000#				59%
2047	184,926			2,531,000				33%
2049	566,090			2,799,800				33%
2047	2,356,000	1,184,000	431,000	9,228,000				15.6%

TEN-YEAR FINANCIAL SUMMARY

	1992 *HK$ Million*	1993 *HK$ Million*	1994 *HK$ Million*	1995 *HK$ Million*	1996 *HK$ Million*
Summary of Profit and Loss Account					
Turnover (Note 1)	4,392	6,266	8,144	6,770	8,405
Group profit attributable to shareholders	2,051	2,726	3,101	3,605	2,239
Prior year adjustment (Notes 2, 4 & 5)	–	–	–	–	–
Restated amount	2,051	2,726	3,101	3,605	2,239
Dividends	1,364	1,871	2,060	2,278	2,593
Summary of Balance Sheet					
Fixed assets (Note 5)	50,403	86,953	93,378	85,215	98,326
Goodwill	–	–	–	–	–
Long term deposits	–	–	–	–	–
Associates (Note 4)	2,332	5,390	7,048	4,181	2,769
Long term investments (Note 4)	1,621	1,565	1,698	2,328	4,324
Deferred debtors	119	301	483	97	104
Deferred items (Note 5)	536	1,120	1,731	2,128	2,391
Current assets	4,275	5,133	12,778	10,118	8,337
Current liabilities (Note 3)	(7,242)	(6,781)	(7,548)	(5,807)	(9,589)
	52,044	93,681	109,568	98,260	106,662
Representing :					
Share capital	2,098	2,164	2,168	2,169	2,300
Reserves (Notes 2 to 5)	42,652	76,549	80,761	71,729	83,527
Shareholders' funds	44,750	78,713	82,929	73,898	85,827
Convertible subordinated bonds	–	3,111	3,054	3,054	–
Deferred liabilities (Note 2)	5,391	9,004	20,363	18,570	15,983
Minority interests (Notes 2, 4 & 5)	1,890	2,779	3,082	2,556	4,382
Deferred taxation	13	74	140	182	470
	52,044	93,681	109,568	98,260	106,662

Notes:

Pursuant to the adoption of the following new or revised Statement of Standard Accounting Practices ("SSAP") and Interpretation,

- SSAP 1 (revised) : Presentation of financial statements
- SSAP 9 (revised) : Events after the balance sheet date
- SSAP 24 : Accounting for investments in securities
- SSAP 28 : Provisions, contingent liabilities and contingent assets
- Interpretation 9 : Accounting for pre-operating costs

Certain figures have been reclassified or restated as set out below:

1. Turnover figures for the years ended December 31, 1997 and onwards are presented in accordance with the requirements SSAP 1 (revised).

	Restated 1997 HK$ Million	Restated 1998 HK$ Million	Restated 1999 HK$ Million	Restated 2000 HK$ Million	2001 HK$ Million
Summary of Profit and Loss Account					
Turnover (Note 1)	10,980	10,840	10,521	12,023	**11,725**
Group profit attributable to shareholders	1,882	1,922	3,217	2,480	**2,519**
Prior year adjustment (Notes 2, 4 & 5)	(960)	(51)	294	14	**–**
Restated amount	922	1,871	3,511	2,494	**2,519**
Dividends	1,793	1,790	1,881	1,908	**1,908**
Summary of Balance Sheet					
Fixed assets (Note 5)	93,434	71,651	73,362	77,237	**74,445**
Goodwill	–	–	–	–	**419**
Long term deposits	–	–	–	–	**468**
Associates (Note 4)	4,463	3,842	5,197	4,972	**3,389**
Long term investments (Note 4)	7,824	7,107	5,258	1,901	**1,088**
Deferred debtors	238	349	506	433	**485**
Deferred items (Note 5)	2,432	653	575	570	**533**
Current assets	8,777	8,529	12,536	7,390	**7,637**
Current liabilities (Note 3)	(8,457)	(13,469)	(10,345)	(12,893)	**(12,181)**
	108,711	78,662	87,089	79,610	**76,283**
Representing :					
Share capital	2,295	2,295	2,446	2,446	**2,447**
Reserves (Notes 2 to 5)	75,638	49,624	51,966	55,504	**52,198**
Shareholders' funds	77,933	51,919	54,412	57,950	**54,645**
Deferred liabilities (Notes 2)	25,997	22,322	26,802	17,156	**17,441**
Minority interests (Notes 2, 4 & 5)	4,264	3,903	5,368	4,026	**3,730**
Deferred taxation	517	518	507	478	**467**
	108,711	78,662	87,089	79,610	**76,283**

2. These figures have been restated pursuant to the adoption of SSAP 28 as explained in Note 11b to the accounts. Figures for 1999 and prior years have not been restated as it would involve delay and expenses out of proportion to the benefit to shareholders.

3. These figures have been restated pursuant to the adoption of SSAP 9 (revised) as explained in Note 11c to the accounts. Figures for 1999 and prior years have not been restated as it would involve delay and expenses out of proportion to the benefit to shareholders.

4. These figures have been restated pursuant to the adoption of SSAP 24 as explained in Note 10 to the 1999 accounts. Figures for 1996 and prior years have not been restated as it would involve delay and expenses out of proportion to the benefit to shareholders.

5. These figures have been restated pursuant to the adoption of Interpretation 9 "Accounting for pre-operating costs" as explained in Note 8 to 2000 accounts. Figures for 1997 and prior years have not been restated as it would involve delay and expenses out of proportion to the benefit to shareholders.

A Chinese version of this Annual Report is available from the Company upon request.

如有需要，可向本公司索取本年報之中文版本。

WHARF

Established 1886

www.wharfholdings.com